Exhibit 99.1

EXECUTION VERSION

TRANSACTION AGREEMENT

by and between

CALIFORNIA BUYER LIMITED

and

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

dated as of May 27, 2024

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ii

ANNEXES

Annex A – Definitions
Annex B – Form of AQN Support Agreement
Annex C – Form of Director Support Agreement
Annex D – Form of Scheme of Arrangement
Annex E – Form of Company Shareholder Resolution

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TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of May 27, 2024, is by and between California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), and Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales (the “Company” and, together with Bidco, the “Parties” and each a “Party”).  All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, on the terms and subject to the conditions set out in this Agreement, it is intended that the entire issued and to be issued share capital of the Company be acquired by Bidco pursuant to the Scheme of Arrangement (the “Transaction”);

WHEREAS, the United Kingdom Panel on Takeovers and Mergers (the “Panel”) has advised the Company that (i) the Panel does not consider the Company’s place of central management and control to be in the United Kingdom, Channel Islands or Isle of Man for the purposes of the United Kingdom City Code on Takeovers and Mergers (“Takeover Code”) and (ii) accordingly, the Takeover Code does not apply to the Company or the Transaction;

WHEREAS, the Parties intend that, at the Effective Time, the Scheme of Arrangement will become effective pursuant to which Bidco will acquire the Scheme Shares from the Scheme Shareholders in accordance with the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, $22.00 in cash, without interest (the “Per Share Consideration”), on the terms and subject to the conditions set out herein and in the Scheme of Arrangement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously resolved (a) that the entry by the Company into this Agreement, and the implementation of the Transaction and the Scheme of Arrangement, is fair to and in the best interests of the Company for the benefit of the Company Shareholders as a whole, (b) that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, be and is approved, (c) to unanimously recommend to the Company Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM and (d) to direct that the Scheme of Arrangement be submitted for approval by the Company Shareholders at the Scheme Meeting, and thereafter submitted to the Court for sanction and delivered to Companies House, on the terms and subject to the conditions set forth herein and therein;

WHEREAS, the board of directors of Bidco (the “Bidco Board”) has (a) unanimously resolved that the entry by Bidco into this Agreement and the implementation of the Transaction are in the best interests of Bidco and Bidco’s shareholder, and declared it advisable to enter into this Agreement and to consummate the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, and (b) unanimously approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Bidco has delivered to the Company (a) a limited guaranty (the “Guaranty”) from the Guarantor in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Bidco in connection with this Agreement and (b) the Financing Documents;

WHEREAS, as a condition and inducement to the willingness of Bidco to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (a) Algonquin Power & Utilities Corp. (“AQN”) is entering into a voting and transaction support agreement with Bidco in substantially the form attached hereto as Annex B and (b) all members of the Company Board who hold Company Shares are entering into voting and transaction support agreements with Bidco in substantially the form attached hereto as Annex C (each voting and transaction support agreement in the foregoing clauses (a) and (b), a “Support Agreement”), in each case pursuant to which, among other things, on the terms and subject to the conditions therein, AQN and such members of the Company Board have agreed to vote their Company Shares in favor of the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM; and

WHEREAS, each of the Company and Bidco desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, each of the Company and Bidco agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.1          The Transaction.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, the Scheme of Arrangement will become effective, pursuant to which Bidco shall acquire the Scheme Shares.  The Scheme Shares will be acquired fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities Laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

Section 1.2          Closing.  Unless otherwise mutually agreed in writing between Bidco and the Company, the closing of the Transaction (the “Closing”) shall occur as promptly as practicable (and in any event within two (2) Business Days) following the satisfaction or (to the extent permitted in accordance with Article VIII) waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); provided that, notwithstanding the foregoing, (i) without the written consent of Bidco, the Closing shall not occur prior to the date that is ninety (90) days following the date hereof and (ii) without the written consent of Bidco and the Company, the Closing shall not occur prior to November 27, 2024 if (x) the consents set forth on Section 7.9 of the Company Disclosure Schedule marked with an asterisk and (y) the approval set forth in Section 1.2 of the Bidco Disclosure Schedule (unless Bidco has delivered written notice to the Company that it has determined it is not necessary to obtain such approval in connection with the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement), in each case, have not been obtained in form and substance reasonably satisfactory to Bidco. The date on which the Closing actually occurs is referred to as the “Closing Date”.  To the extent that documents and signatures are required to be executed or provided at the Closing, such matters shall be dealt with by way of a virtual closing through electronic exchange of documents and signatures.

Section 1.3          Delivery of Court Order.  On the Closing Date, in connection with the Closing, the Company shall (a) deliver, or cause to be delivered, the order of the Court sanctioning the Scheme of Arrangement (such order, the “Court Order”) to the Registrar of Companies in England and Wales and the Scheme of Arrangement shall become effective upon such delivery in accordance with its terms (the date and time of such delivery being the time that the Scheme of Arrangement shall become effective, herein referred to as the “Effective Time”) and (b) deliver a copy of the Court Order to Bidco together with appropriate evidence of the Effective Time.

ARTICLE II

TRANSFER OF SCHEME SHARES

Section 2.1          Transfer of Scheme Shares.

(a)          At the Effective Time, the Scheme of Arrangement will become effective, pursuant to which Bidco (and/or its nominee(s)) will acquire the Scheme Shares from the Scheme Shareholders in accordance with the provisions of the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights to receive, in accordance with the terms of the Scheme of Arrangement, in exchange for each Scheme Share, the Per Share Consideration.  As soon as reasonably practicable after the Effective Time, and subject to the stamping of any relevant forms of transfer or instruments or instructions of transfer, including for the avoidance of doubt any stock transfer form or block transfer, the register of members of the Company will be updated in accordance with the Scheme of Arrangement to reflect the transfer of the Scheme Shares, as contemplated hereby and thereby.

(b)        Prior to the Closing, Bidco shall appoint a commercial bank or trust company with the Company’s prior written approval, which approval shall not be unreasonably withheld, conditioned or delayed (the “Paying Agent”), and enter into a paying agent agreement with the Paying Agent reasonably acceptable in form and substance to the Company.  The Company shall pay all costs, fees and expenses incurred in connection with the retention and engagement of the Paying Agent.  At or prior to the Effective Time, Bidco shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the Scheme Shareholders, cash in an amount equal to the aggregate amount of the Per Share Consideration to which the Scheme Shareholders are entitled pursuant to Section 2.1(a).  All cash deposited with the Paying Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Company Payment Fund”.  The Per Share Consideration (less any required deductions as provided in Section 2.4) will be transferred to each Scheme Shareholder by the Paying Agent in accordance with the Scheme of Arrangement, with all funds to be dispatched as soon as possible after and, in any event, not later than the fourteenth (14th) day following, the Effective Time.  No interest shall be paid or shall accrue for the benefit of the Scheme Shareholders on the Company Payment Fund.

(c)          Any portion of the Company Payment Fund which has not been transferred to the holders of Scheme Shares within twelve (12) months of the Closing Date shall be delivered to Bidco or its designee(s) promptly upon demand by Bidco (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Per Share Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to Bidco for, and Bidco shall remain liable for, payment of their claims for the Per Share Consideration pursuant to the provisions of this Article II.

(d)          To the fullest extent permitted by Applicable Law, none of Bidco, any other member of the Bidco Group, any ECP Entity, the Company, the Paying Agent or any other Person acting as agent for, or otherwise at the direction of, any of the foregoing Persons, including any of their respective Affiliates, directors, officers or employees, will be liable to the Company, the Scheme Shareholders or any other Person in respect of the Per Share Consideration from the Company Payment Fund or any other cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.

Section 2.2           Changes to Company Shares.  If, between the date of this Agreement and the Effective Time, the outstanding Company Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any share dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a share or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred, other than as a result of (a) the vesting of any Company Share Option or Company RSU or (b) the conversion of the Green Exchangeable Notes by the holders thereof pursuant to a holder election under the GEN Indenture, then the amount of the Per Share Consideration shall be appropriately adjusted to provide to Bidco and the Scheme Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.2 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by Section 6.1 or the other terms of this Agreement.

Section 2.3          Company Employee Incentives

(a)          Each Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time shall become vested as at the Effective Time, and at the Effective Time, shall be immediately automatically canceled and converted into the right to receive at the Effective Time a lump-sum amount in cash, without interest, equal to the product of (i) the excess, if any, of (1) the Per Share Consideration (for any Company Share Option exercisable into Company Shares), over (2) the exercise price of such Company Share Option (expressed on a per share basis), multiplied by (ii) the total number of Company Shares subject to such vested Company Share Option immediately prior to the Effective Time (the “Company Share Option Consideration”); provided, that, if the per share exercise price of any such Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time (expressed on a per share basis) is equal to or greater than the Per Share Consideration, such Company Share Option shall, whether vested or unvested, be automatically canceled without any payment being made in respect thereof.  The Company Share Option Consideration shall be paid net of any Taxes required by Applicable Law to be withheld or accounted for in respect thereof in accordance with Section 2.4.

(b)          Each Company RSU that is outstanding immediately prior to the Effective Time shall become vested as at the Effective Time (with any performance vesting conditions applicable to outstanding awards set forth in the applicable award agreements deemed to have been achieved at levels based on actual performance as of the Closing Date) and at the Effective Time shall be immediately canceled and converted into the right to receive at the Effective Time a lump-sum amount in cash, without interest, equal to the product of (i) the sum of (1) the Dividend Equivalent Amount plus (2) the Per Share Consideration, and (ii) the number of Company Shares subject to such Company RSU (the “Company RSU Consideration”).  Anything to the contrary notwithstanding, any payment in respect of any Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be converted as described above and paid on the applicable settlement date for such Company RSU as required in order to comply with Section 409A of the Code.  The Company RSU Consideration shall be paid net of any Taxes required by Applicable Law to be withheld or accounted for in respect thereof in accordance with Section 2.4.

(c)          As promptly as practicable following the Effective Time (and in any event no later than the first regularly scheduled payroll run of the Company or its applicable Subsidiary following the Closing Date), the Company or the applicable Subsidiary shall satisfy through its payroll systems, all amounts in respect of the Company Share Option Consideration and the Company RSU Consideration payable pursuant to the foregoing in this Section 2.3 to the applicable recipients thereof.

(d)          Prior to the Effective Time, the Company shall deliver a written notice to each holder of Company Share Options and Company RSUs informing such holder of the effect of the Transaction on such Company Share Options and Company RSUs, obtain any necessary consents, adopt applicable resolutions (if required), amend the terms of the Company Share Plans or any outstanding Company Share Options and Company RSUs (if required), cooperate fully and in good faith with Bidco and its Representatives, and take all other appropriate actions to (i) give effect to the Transaction, (ii) terminate the Company Share Plans as of, and subject to the occurrence of, the Effective Time and (iii) ensure that after the Effective Time, no holder of a Company Share Option or Company RSU, any beneficiary thereof or any other participant in the Company Share Plans shall have any right thereunder to acquire any securities of the Company or any Subsidiary thereof or to receive any payment or benefit with respect to any award previously granted under the Company Share Plans, except as provided in this Section 2.3.  In addition, no later than thirty (30) days prior to the Effective Time, the Company shall provide written notice to each holder of an outstanding and unexercised Company Share Option that each such holder shall have thirty (30) days following receipt of such notice to exercise such Company Share Option, to the extent exercisable.

(e)          As soon as practicable following the Effective Time (and in any event no later than the first regularly scheduled payroll run of the Company or its applicable Subsidiary following the Closing Date), the Company or the applicable Subsidiary shall make payment of, through its payroll systems, the Strategic Review Bonus to the applicable recipients thereof (the Parties agreeing, for the avoidance of doubt, that completion of the Transaction will constitute a “Strategic Transaction” under the terms of the Strategic Review Bonus).

(f)          Prior to the Effective Time, the Company shall procure that the Company Board approves the satisfaction and payment, through the Company’s or the applicable Subsidiary’s payroll systems, of all amounts in respect of the Company Share Option Consideration, the Company RSU Consideration and the Strategic Review Bonus to the applicable recipients thereof pursuant to the terms of this Section 2.3.

Section 2.4          Withholding Rights.  Bidco, any member of the Bidco Group, any Affiliates of any member of the Bidco Group, the Paying Agent, the Company and any member of the Company Group shall be entitled to deduct and withhold from the payment or delivery of the Per Share Consideration, the Company Share Option Consideration, the Company RSU Consideration and the Strategic Review Bonus, such amounts, if any, of Tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law.  The Parties will cooperate in good faith to implement payment arrangements in respect of the settlement of the Per Share Consideration, the Company Share Option Consideration, the Company RSU Consideration and the Strategic Review Bonus (including through the use of appropriate agents that will, to the extent legally permissible, minimize both the amount of, and the administrative burdens associated with, such deduction or withholding).  To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts (a) shall be remitted to the applicable Taxing Authority within the time limits imposed by Applicable Law; and (b) shall be treated for all purposes of this Agreement and the Scheme of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5          Company and Bidco Actions Prior to and at the Closing.

(a)          Not less than five (5) Business Days prior to the Closing Date, Bidco shall notify the Company in writing of (i) any directors to resign from the Company Board and (ii) any replacements to be appointed to the Company Board with effect from the Effective Time.

(b)          On or prior to the Closing, the Company shall procure that a meeting of the Company Board (or any committee thereof) is held at which resolutions are passed, conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales (and effective as of the Effective Time), unanimously approving:

(i)          the resignation of such directors of the Company (and, if required by Bidco, the Company secretary) as notified by Bidco from the Company Board; and

(ii)          the appointment of such Persons as notified by Bidco as the directors of the Company (and, if required by Bidco, as Company secretary).

(c)          On the Closing Date, the Company shall deliver to Bidco a letter of resignation (in customary form) from (or evidence of the removal of) each director or secretary who is to resign in accordance with Section 2.5(b)(i) and each director of the board of any Subsidiary of the Company as Bidco shall request in writing not less than five (5) Business Days prior to Closing; provided, however, that the delivery thereof shall not be a condition to Closing.

Section 2.6          Further Assurances.  Subject to the terms and conditions of this Agreement and the Scheme of Arrangement, at any time before or after the Effective Time, Bidco and the Company shall execute any further instruments, deeds, documents, conveyances, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transaction and to carry out the intent and purposes of this Agreement.

ARTICLE III

IMPLEMENTATION OF THE SCHEME OF ARRANGEMENT

Section 3.1          Responsibilities of the Company in Respect of the Scheme of Arrangement and Company Shareholder Meetings.  The Company shall use reasonable best efforts to implement the Scheme of Arrangement and complete the Transaction in accordance with the Indicative Timetable.  Without prejudice to the generality of the foregoing, the Company shall:

(a)          prepare and deliver to Bidco a draft of the Scheme Circular as soon as reasonably practicable following the date of this Agreement and in any event use reasonable best efforts to do so within fifteen (15) Business Days after the date of this Agreement;

(b)          prepare and deliver to Bidco a draft of any other documentation which is to be filed, published and/or mailed in connection with the Scheme Circular (including the forms of proxy for use by the Company Shareholders at the Company GM and by the Scheme Shareholders at the Scheme Meeting (the “Forms of Proxy”)) (such other documentation, the “Ancillary Scheme Documentation”) as soon as reasonably practicable following the date of this Agreement and in any event use reasonable best efforts to do so within fifteen (15) Business Days after the date of this Agreement;

(c)          cause the Scheme Circular and the Ancillary Scheme Documentation (together, the “Scheme Documentation”) to comply in all material respects with Applicable Law (including the Companies Act);

(d)          prior to filing, publishing or mailing any Scheme Documentation, or responding to any requests or comments of the Court with respect thereto, consult with Bidco as to the form and content of such Scheme Documentation, and, for such purpose, shall afford Bidco reasonably sufficient time to consider the Scheme Documentation and shall take into consideration in good faith all comments reasonably proposed by Bidco, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change made in accordance with Section 6.2;

(e)          provide Bidco with drafts of any further documents, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme of Arrangement (the “Court Documentation”) and consult with Bidco as to the form and content of such Court Documentation and, for such purpose, shall afford Bidco reasonably sufficient time to consider the Court Documentation and shall take into consideration in good faith all comments reasonably proposed by Bidco, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change made in accordance with Section 6.2;

(f)         subject to Section 3.1(c), ensure that no reference to the Bidco Group, the ECP Entities, the Equity Investors or their respective Affiliates or Representatives are included in any Scheme Documentation or Court Documentation unless it has been approved by or on behalf of the Bidco in writing (such approval not to be unreasonably withheld or delayed);

(g)         advise Bidco as soon as reasonably practicable (and in any event within two (2) Business Days) after it receives any oral or written request by the Court for amendment of any of the Scheme Documentation or the Court Documentation or comments thereon and responses thereto or requests by the Court for additional information, and as soon as reasonably practicable (and in any event within two (2) Business Days) provide Bidco with copies of any written communication from the Court and use reasonable best efforts to respond as promptly as practicable to any comments, responses or requests by the Court with respect to the Scheme Documentation and the Court Documentation;

(h)        instruct a King’s Counsel from Erskine Chambers (“Counsel”) for the purpose of implementing the Scheme of Arrangement and promptly provide Bidco and its Representatives with a summary of any advice given by such Counsel that is material to the Scheme of Arrangement (including its terms, class analysis, structure and implementation) and, subject to prior agreement from Counsel, provide Bidco’s Representatives with reasonable access to Counsel and attendance at any key discussions or conferences with Counsel as may be considered appropriate by Counsel and the Company;

(i)         as promptly as reasonably practicable, notify Bidco of any event or circumstance occurring after the date hereof which, to the Company’s knowledge, would reasonably be expected to prevent, materially delay or materially impede the filing, publication or mailing of any Scheme Documentation or Court Documentation;

(j)         as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for directions to convene the Scheme Meeting and agreeing with the Court the Scheme Circular and the Forms of Proxy (and, to the extent applicable, any other Scheme Documentation)) and using reasonable best efforts to take such other steps as may be required or desirable in connection with such application, so as to ensure that such matters are dealt with as promptly as reasonably practicable in order to facilitate the dispatch of the relevant Scheme Documentation to Company Shareholders as soon as reasonably practicable following the date hereof;

(k)        procure the publication of the advertisements required by Applicable Law and dispatch of the relevant Scheme Documentation to Company Shareholders as promptly as reasonably practicable, and in any event within ten (10) Business Days, after the direction of the Court to dispatch such documents has been obtained, and thereafter shall file, publish and/or mail the relevant Scheme Documentation and such other documents and information as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with Applicable Law (and the Company shall consult with Bidco with respect thereto and shall afford Bidco reasonably sufficient time to consider such documents and information and shall take into consideration in good faith all comments reasonably proposed by Bidco, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change made in accordance with Section 6.2) as promptly as reasonably practicable after the approval or direction of the Court to file, publish or mail such documents and information has been given;

(l)          procure that the Scheme Circular includes the Company Board Recommendation and not thereafter withdraw, qualify or modify the Company Board Recommendation unless the Company Board has effected a Company Adverse Recommendation Change made in accordance with Section 6.2;

(m)           establish a record date and time for and convene and hold the Scheme Meeting and the Company GM as soon as reasonably practicable following the date of this Agreement (and such that, subject only to Section 3.2, the Scheme Meeting and the Company GM are convened for the date that is as soon after the date of dispatch of the relevant Scheme Documentation as is permissible under Applicable Law and the Company Organizational Documents) and ensure that the Scheme Meeting and Company GM are convened, held and conducted in compliance with this Agreement, the Company Organizational Documents and Applicable Law (including, where relevant, the directions of the Court);

(n)          keep Bidco informed regularly, during the period between the dispatch of the Scheme Documentation to the Company Shareholders and the date of the Company Shareholder Meetings, of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and the Company GM (with the number of valid proxy votes for, against and withheld being separately identified) and, unless the Company Board has effected a Company Adverse Recommendation Change in accordance with Section 6.2, use reasonable best efforts to obtain the Company Shareholder Approvals;

(o)          notify Bidco as promptly as reasonably practicable if it becomes aware of any concerns or issues raised by the Company Shareholders, any Persons interested (or who may become interested) in securities relating to the Company or any Third Party in connection with or which may have an impact on the Transaction or the matters contemplated therein, in each case, to the extent that such concerns or issues would have the effect of preventing, materially delaying or impeding the consummation of the Transaction or the other transactions contemplated by this Agreement, and reasonably consult with, and consider in good faith the reasonable views and requests of, Bidco in connection with addressing any such concerns or issues;

(p)          permit a reasonable number of Representatives of the Bidco Group to attend and observe the Scheme Meeting and the Company GM and, unless the Court otherwise directs, to attend and observe each hearing of the Court;

(q)          except as required by Applicable Law or the Court, not postpone or adjourn the Scheme Meeting or the Company GM without Bidco’s prior written consent; provided, however, that the Company may, without the consent of Bidco and only in accordance with the Company Organizational Documents, Applicable Law and, if relevant, the consent of the Court, adjourn or postpone the Scheme Meeting and/or the Company GM (A) in the case of adjournment, if requested by the Company Shareholders (on a poll) to do so, provided that the adjournment resolution was not proposed, procured or instigated by or on behalf of the Company or any of its officers, directors, employees, agents or other Affiliates or Representatives acting on the Company’s behalf or at the Company’s direction, (B) to the extent necessary to ensure that any required or, as determined by the Company Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Bidco, advisable, in each case, pursuant to Applicable Law, supplement or amendment to the Scheme Circular is provided to the Company Shareholders or to permit dissemination of information which is material to the Company Shareholders voting at the Company Shareholder Meetings, with such postponement or adjournment to extend for no longer than the period that the Company Board determines in good faith (after having consulted with outside counsel and Bidco) is necessary or advisable to give the Company Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, (C) if, as of the time for which the Scheme Meeting or the Company GM is scheduled (as set forth in the Scheme Circular), there are insufficient Company Shares or Scheme Shares (as applicable) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Company GM, but only until a meeting can be held at which there are a sufficient number of Company Shares or Scheme Shares (as applicable) represented to constitute a quorum, or (D) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approvals, but only until a meeting can be held at which there are sufficient number of votes of the Company Shareholders or Scheme Shareholders (as applicable) to obtain the relevant Company Shareholder Approvals (provided that, without the prior written consent of Bidco, no such postponement or adjournment pursuant to the foregoing clauses (C) or (D) may be for a period of more than ten (10) Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) forty (40) Business Days after the date on which the Scheme Meeting or the Company GM were originally scheduled, as applicable, and (y) ten (10) Business Days before the End Date);

(r)          not propose any matters to be voted on at the Scheme Meeting or the Company GM other than the matters contemplated by this Agreement and the Scheme Circular in connection with the Company Shareholder Approvals (and matters of procedure and matters required by or, as determined by the Company Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with the Bidco Group, advisable under Applicable Law to be voted on by the Company Shareholders in connection therewith);

(s)          not withdraw the Scheme of Arrangement or allow it to lapse without the prior written consent of Bidco, unless required by the Court;

(t)          following the Company Shareholder Meetings, if the Company Shareholder Approvals have been obtained and all other conditions set forth in Article VIII are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied at the Closing or having been waived) and (B) the condition set forth in Section 8.1(b)) to take all necessary steps on the part of the Company, including to prepare and issue, serve and lodge all such Court documents as are required, to seek the sanction of the Court to the Scheme of Arrangement as promptly as practicable thereafter; provided, that (x) the Court Hearing shall not be held earlier than twelve (12) Business Days following the date on which such conditions are satisfied or waived and (y) the Company shall be permitted to make honest and complete disclosure to the Court at the Court Hearing as required by Applicable Law;

(u)          give such undertakings as are required by the Court in connection with the Scheme of Arrangement;

(v)          promptly provide Bidco with a copy of the resolution passed at the Scheme Meeting, the Company Shareholder Resolution passed at the Company GM and of each order of the Court (including the Court Order) once obtained;

(w)          deliver the Court Order to the Registrar of Companies in England and Wales on, or as promptly as practicable (and in any event within two (2) Business Days) after, the date that the condition set forth in Section 8.1(b) is satisfied, in accordance with Section 1.2 and Section 1.3; and

(x)          to the extent not covered by the foregoing clauses (a) through (w) of this Section 3.1 (which specific clauses shall control over this clause (x)), use reasonable best efforts to cooperate fully and in good faith with Bidco and its Representatives in preparing the Scheme Documentation and Court Documentation, convening and holding the Company Shareholder Meetings and obtaining the sanction of the Court of the Scheme of Arrangement (including making such confirmations to the Court and otherwise engaging with the Court, and instructing its Counsel to engage with the Court, in such a manner as to obtain such sanction from the Court).

The obligations of the Company under this Section 3.1 shall continue in full force and effect following any Company Adverse Recommendation Change unless this Agreement is validly terminated in accordance with Article IX or as expressly provided in clauses (a) through (x) above.  Any costs incurred by the Company and its Subsidiaries in complying with clauses (a) through (x) shall be borne solely by the Company.

Section 3.2          Responsibilities of Bidco in Respect of the Scheme of Arrangement.  Bidco shall take all steps as are reasonably necessary to implement the Scheme of Arrangement and complete the Transaction in accordance with the Indicative Timetable, including that Bidco shall:

(a)          undertake to the Court to be bound, and procure that Bidco be bound, by the terms of the Scheme of Arrangement insofar as it relates to Bidco, provided, that this shall not require Bidco to waive or treat as satisfied any of the conditions set forth in Article VIII;

(b)        subject to the terms of this Agreement, use, and procure that members of the Bidco Group use, reasonable best efforts to promptly cooperate and assist, and provide all such documentation and information, as may reasonably be requested by the Company in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement or the Transaction, including the prompt and timely provision to the Company of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as the Company may reasonably request (including for the purposes of preparing the Scheme Documentation and the Court Documentation); provided, that notwithstanding the foregoing, with respect to any requirement to provide any fee letter entered into with any Debt Financing Source or an Affiliate thereof, the Bidco Group shall only be required to disclose a Redacted Fee Letter;

(c)          notify the Company promptly of (i) any changes in the information disclosed in any document or announcement published by Bidco in connection with the Transaction which would reasonably be expected to be material in the context of that document or announcement; and (ii) any new information which would reasonably be expected to be relevant to a Scheme Shareholder in considering the merits of the transactions contemplated by this Agreement, and agree that any such information may be published by the Company if (A) the Company Board determines in good faith (after consulting with outside counsel) that such disclosure is necessary to ensure that all Scheme Shareholders have sufficient information to consider the merits of the transactions contemplated by this Agreement and (B) Bidco has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, conditioned or delayed); provided, that notwithstanding the foregoing, nothing in this Section 3.2(c) shall require Bidco to furnish any information regarding the ECP Entities, or to notify the Company of changes in the direct or indirect equity ownership of Bidco;

(d)          provide any comments on all Scheme Documentation and Court Documentation submitted to it as promptly as reasonably practicable and use reasonable best efforts to do so within five (5) Business Days of receiving any such Scheme Documentation and Court Documentation;

(e)          following the Company Shareholder Meetings, if the Company Shareholder Approvals have been obtained and all other conditions set forth in Article VIII are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied at the Closing or having been waived) and (B) the condition set forth in Section 8.1(b)), give written notice to the Company of such satisfaction and/or waiver by 9.00 a.m. (London Time) on the date that is two (2) Business Days prior to the date of the hearing of the Court to sanction the Scheme of Arrangement; and

(f)          to the extent not covered by the foregoing clauses (a) through (e) of this Section 3.2 (which specific clauses shall control over this clause (f)), upon the terms and subject to the conditions set forth in this Agreement, use reasonable best efforts to cooperate in good faith with the Company and its Representatives in: (i) preparing the Scheme Documentation and Court Documentation, and (ii) obtaining the sanction of the Court to the Scheme of Arrangement.

Section 3.3          Mutual Provisions in Relation to the Scheme of Arrangement and the Company Shareholder Meetings.

(a)          If Bidco or the Company acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement in order to implement the Transaction in as efficient manner as practicable, to comply with Applicable Law, or to address any technical or structural defect, it may notify the other Parties and the Parties shall be obliged to consider implementing, acting reasonably and in good faith, such amendment; provided that no Party shall be required to consider or negotiate any amendment that would (i) prevent, materially delay or materially impede the Closing, (ii) alter or change the amount or nature of the Per Share Consideration or (iii) adversely affect it or its shareholders in any material respect.

(b)          If at any time the Company or Bidco discovers that any of the Scheme Documentation contains any misstatement of a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and, if such discovery is made prior to the receipt of the Company Shareholder Approvals, and the Company, having first consulted with Bidco and Counsel deems it necessary to do so, shall as promptly as reasonably practicable thereafter file with the Court any necessary amendment of, or supplement to, the Scheme Documentation and, to the extent required by Applicable Law, disseminate the information contained in such amendment or supplement to the Company Shareholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company Disclosure Schedule in accordance with Section 10.13(b), or (b) any Company SEC Document publicly filed since January 1, 2022 and prior to the date of this Agreement (provided that in no event shall any information contained in any “Risk Factors” or “Special Note Regarding Forward-Looking Statements” part of any Company SEC Document, or any other statements or disclosures in any Company SEC Document, in each of the foregoing cases, solely to the extent that such information, statements or disclosures are not statements of fact or are cautionary, predictive or forward-looking in nature, be deemed to be a disclosure for purposes of or otherwise qualify any such representations and warranties; provided, further, that clause (b) above shall not apply to the representations and warranties contained in Section 4.1, Section 4.2, Section 4.4, Section 4.5, Section 4.8, Section 4.27 or Section 4.29), the Company hereby represents and warrants to Bidco as of the date hereof and as of the Closing as set forth below:

Section 4.1          Corporate Existence and Power.  The Company is a public company limited by shares duly incorporated and validly existing under the laws of England and Wales and has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted.  The Company is duly qualified to do business and, where applicable, is in good standing in each jurisdiction where such qualification and/or good standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had a Company Material Adverse Effect.

Section 4.2          Material Subsidiaries and Material Minority-Owned Entities.

(a)          Each Material Subsidiary and Material Minority-Owned Entity (i) has been duly incorporated or organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), (ii) has all requisite corporate or similar powers and authority required to own or lease all of its properties or assets and to carry on its business as now conducted and (iii) is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had a Company Material Adverse Effect.

(b)          The Company or a Subsidiary of the Company owns beneficially and of record all of the equity interests of the Material Subsidiaries and Material Minority-Owned Entities as set forth on Section 4.2(c) of the Company Disclosure Schedule and Section 4.2(d) of the Company Disclosure Schedule, respectively, free and clear of all Liens other than Permitted Liens.  All the issued and outstanding shares, share capital or other equity interests of, or ownership interests in, each Material Subsidiary and Material Minority-Owned Entities, have been duly authorized and validly issued and are fully paid and non-assessable.

(c)          Section 4.2(c) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each Material Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Material Subsidiary and (ii) the names and the type of, and percentage of interests held by, any member of the Company Group and by any Person other than the Company or a Subsidiary of the Company in such Material Subsidiary.

(d)          Section 4.2(d) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each Material Minority-Owned Entity, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Material Minority-Owned Entity and (ii) the names and the type of, and percentage of interests held by the Company or any Subsidiary of the Company and by any other Person other than the Company or a Subsidiary of the Company in such Material Minority-Owned Entity.

(e)        Except as would not have a Company Material Adverse Effect, (i) each Subsidiary of the Company (other than the Material Subsidiaries) and, to the knowledge of the Company, each Minority-Owned Entity (other than the Material Minority-Owned Entities) (A) has been duly incorporated or organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), (B) has all requisite corporate or similar powers and authority required to own or lease all of its properties or assets and to carry on its business as now conducted and (C) is duly qualified to do business in each jurisdiction where such qualification is necessary, (ii) the Company directly or indirectly owns beneficially and of record all of the equity interests of the Subsidiaries of the Company (other than the Material Subsidiaries) and the Minority-Owned Entities (other than the Material Minority-Owned Entities) as set forth in the Company’s Form 20-F for the period ended December 31, 2023 as filed with the SEC, free and clear of all Liens other than Permitted Liens and (iii) all the issued and outstanding shares, share capital or other equity interests of, or ownership interests in, each Subsidiary of the Company (other than the Material Subsidiaries) and, to the knowledge of the Company, each Minority-Owned Entity (other than the Material Minority-Owned Entities), have been duly authorized and validly issued and are fully paid and non-assessable, in each case, other than as permitted by Applicable Law or the relevant entity’s organizational documents.

Section 4.3         Organizational Documents.  The Company has delivered or made available to Bidco true, accurate and complete copies of (a) the articles of association of the Company, including all amendments thereto, as in effect on the date of this Agreement (the “Company Organizational Documents”) and (b) the articles of association, certificate of incorporation, bylaws or comparable constituent, constitutional or organizational documents (including any shareholders agreement, partnership agreement or similar Contract) of each Material Subsidiary and each Material Minority-Owned Entity (clauses (a) and (b) collectively, the “Company Group Organizational Documents”). The Company Group Organizational Documents are in full force and effect and no member of the Company Group is in violation of the Company Group Organizational Documents in any material respect.

Section 4.4          Corporate Authorization.  Except for the Company Shareholder Approvals, the Company has all requisite power and authority to enter into, deliver, and perform its obligations under this Agreement in accordance with the terms hereof.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, have been duly and validly authorized by the Company Board. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, other than the Company Shareholder Approvals.

Section 4.5          Binding Obligations.  The execution, delivery and performance by the Company of this Agreement and the Scheme of Arrangement and the consummation by the Company of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, are within the corporate powers and authority of the Company and, except for the Company Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, have been duly authorized by all necessary corporate action on the part of the Company. The Company Shareholder Approvals are the only votes of the Company Shareholders necessary in connection with this Agreement and the Scheme of Arrangement, and the consummation by the Company of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement. This Agreement has been and the Scheme of Arrangement will be duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Bidco) constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditors’ rights and remedies generally, and by general principles of equity regardless of whether enforcement is sought in a proceeding at law or in equity (the “Enforceability Exceptions”)).

Section 4.6        Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the Scheme of Arrangement and the consummation by the Company of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority or any stock market or stock exchange on which Company Shares are listed for trading in connection with the execution and delivery of this Agreement and the Scheme of Arrangement or the Company’s performance of its obligations hereunder or the consummation of the of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, and the other transactions contemplated by the Scheme Circular, other than: (a) compliance with the provisions of the Companies Act; (b) sanction of the Scheme of Arrangement by the Court; (c) the Clearances; (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of Nasdaq; and (e) any other actions, Consents or Filings, the absence of which would not have a Company Material Adverse Effect.

Section 4.7          Non-Contravention.  Except as set forth on Section 4.7 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation of the transaction contemplated hereby, including the Transaction and the Scheme of Arrangement, do not and will not (a) contravene, conflict with, or result in any violation or breach of (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or other change of any material right or obligation or the loss of any material benefit, require the payment of a penalty or change in control payment under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the material properties or assets of the Company Group under, any provision of the Company Group Organizational Documents, (b) require the approval of the Company Shareholders (other than the Company Shareholder Approvals), (c) assuming compliance with the matters referred to in Section 4.6, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (d) assuming compliance with the matters referred to in Section 4.6, require any payment to or Consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any member of the Company Group is entitled under, require a Consent under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company Group under, any provision of any Company Material Contract or Government Contract binding on any member of the Company Group, or (e) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company Group, with only such exceptions, in the case of each of clauses (c) through (e), as would not have a Company Material Adverse Effect.

Section 4.8          Capitalization.

(a)          At the close of business on May 24, 2024 (the “Capitalization Date”) (i) 116,159,054 Company Shares were issued and outstanding, (ii) no Company Shares were held in treasury by the Company, (iii) 237,136.27 Company Shares were subject to outstanding unexercised Company Share Options (with a weighted average exercise price per share of $34.32), and (iv) 924,400.24 Company RSUs were outstanding, of which 366,127.22 Company RSUs were subject solely to service-based vesting conditions and 558,273.01 Company RSUs were subject to performance-based vesting conditions (assuming (i) that the applicable performance conditions were achieved at target level of achievement, (ii) all the Company RSUs under the Company Share Plans are settled in shares, (iii) the share price under the relevant Company Share Plan is the Per Share Consideration and (iv) a cumulative dividend distribution ($1.78) for fiscal year 2024, as of December 2024).

(b)          From the Capitalization Date to the date of this Agreement, the Company has not issued any shares of capital stock of the Company (including any Company Shares) or other equity or equity-based or voting securities or equity or voting interests except pursuant to the settlement or exercise, as applicable, of Awards outstanding as of the Capitalization Date in accordance with their terms thereof as of such date.  From the Capitalization Date to the date of this Agreement, the Company has not granted, entered into a Contract to grant, or otherwise committed to grant any such Awards or other equity or equity-based awards that may be settled in or are otherwise based on the value of Company Shares. The Company has made available to Bidco or its Representatives a true, correct and complete estimate of each Company Share Option and Company RSU outstanding as of the close of business on the Capitalization Date (subject to and based on the assumptions set out therein), the number of Company Shares issuable thereunder or otherwise subject thereto, the grant date thereof and, if applicable, the exercise price and expiration date thereof.

(c)          All issued and outstanding Company Shares have been, and all Company Shares or other securities in the capital of the Company that may be issued prior to the Effective Time will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid or credited as fully paid, nonassessable, free from any transfer restrictions (other than transfer restrictions arising under applicable securities laws) and have not been and will not be issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person.  No Subsidiary of the Company owns any shares of capital stock of the Company.

(d)          Except as set forth on Section 4.8(d) of the Company Disclosure Schedule, (i) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company Group having the right to vote (or convertible into, or exchangeable for, securities having the right to vote (excluding any rights on enforcement of security)) on any matters on which Company Shareholders may vote, (ii) there are no issued or outstanding (1) securities of the Company Group convertible into or exchangeable or exercisable for Company Shares in the share capital or other voting securities of or ownership interests in the Company; (2) warrants, calls, options or other rights to acquire from the Company Group, or other obligation of the Company Group to issue, any Company Shares or other voting securities or ownership interests in the Company or any securities convertible into or exchangeable or exercisable for Company Shares or other voting securities or ownership interests in the Company; or (3) awards, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any part of the share capital or voting securities of the Company (the items in (1) through (3) of this clause being referred to collectively together with the Company Shares as the “Company Securities”) and (iii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Securities.  No member of the Company Group is a party to any voting agreement with respect to the voting of any the Company Securities or pursuant to which any Person is entitled to elect, designate or nominate any director of the Company.  The Company Group is not a party to any agreement with respect to any Company Group Securities granting any registration rights to any Person.

(e)          Except as set forth on Section 4.8(e) of the Company Disclosure Schedule, (i) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company Group (other than the Company) having the right to vote (or convertible into, or exchangeable for, securities having the right to vote (excluding any rights on enforcement of security)) on any matters on which Company Shareholders may vote, (ii) there are no issued or outstanding (1) securities of the Company Group (other than the Company) convertible into or exchangeable or exercisable for Company Shares in the share capital or other voting securities of or ownership interests in the Company; (2) warrants, calls, options or other rights to acquire from the Company Group (other than the Company), or other obligation of the Company Group (other than the Company)  to issue, any Company Shares or other voting securities or ownership interests in the Company or any securities convertible into or exchangeable or exercisable for Company Shares or other voting securities or ownership interests in the Company; or (3) awards, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any part of the share capital or voting securities of the Company (the items in (1) through (3) of this clause being referred to collectively with the Company Securities as the “Company Group Securities”) and (iii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Group Securities, in each case of clauses (i), (ii) and (iii) except as would not be material to the applicable member of the Company Group (other than the Company). No member of the Company Group (other than the Company) is a party to any voting agreement with respect to the voting of any the Company Group Securities or pursuant to which any Person is entitled to elect, designate or nominate any director of the Company that has not been made available to Bidco.

(f)          All grants of Awards were validly issued and properly approved in accordance with the Company Share Plan and Applicable Law.

Section 4.9          SEC Filings; UK Company Filings; Financial Statements; No Undisclosed Liabilities.

(a)          Since January 1, 2022, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and schedules and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”).  No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC. As of their respective dates, or, if amended or superseded prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed or furnished Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)          The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC); and (iii) fairly presented, in all material respects, the financial position of the Company Group as of the respective dates thereof and the results of operations, changes in shareholders’ equity and cash flows of the Company Group for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c)          The Company maintains a system of “internal control over financial reporting” (as defined in and required by Rule 13a-15 under the Exchange Act) that is designed to provide reasonable assurance: (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS; (ii) that transactions are executed only in accordance with the authorization of management; and (iii) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group that could have a material effect on the financial statements.  Since January 1, 2022, neither the Company nor, to the knowledge of the Company, the Company’s independent registered accountant or the Company Board has identified or been made aware of, and the Company’s principal executive officer and its principal financial officer have not disclosed to the Company’s auditor and the Company Board, (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any allegation of fraud, whether or not material, that involves the management or other employees of the Company Group who have a significant role in the Company’s internal control over financial reporting.  Since January 1, 2022 to the date of this Agreement, each of the principal executive officer and principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents.

(d)          The Company maintains “disclosure controls and procedures” (as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act) that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e)          As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters, or to the knowledge of the Company, oral comments, received from the SEC or any other Governmental Authority with respect to any of the Company SEC Documents (including the financial statements and certifications included therein).  From January 1, 2022 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority. To the knowledge of the Company, (i) none of the Company SEC Documents (including the financial statements and certifications included therein) are the subject of ongoing SEC review and (ii) there are no inquiries or investigations by the SEC or any other Governmental Authority or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(f)          All returns, resolutions and other documents required under the Companies Act to be delivered by or on behalf of the Company or any of its Subsidiaries to the Registrar of Companies in England and Wales have, in all material respects, been prepared and delivered in accordance with applicable requirements.

(g)          Except (i) as and to the extent expressly disclosed or reserved against on the audited consolidated balance sheet of the Company as of December 31, 2023 that is included in the Company SEC Documents, (ii) as incurred after December 31, 2023 in the ordinary course of business, (iii) as incurred in connection with this Agreement or the transactions contemplated hereby or (iv) as set forth in Section 4.9(g) of the Company Disclosure Schedule, the Company Group does not have any material Liabilities. As of the date of this Agreement, there are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents.

Section 4.10          Absence of Certain Changes.

(a)         Since December 31, 2023 through the date of this Agreement, except as contemplated by this Agreement (i) there has not been any Effect that has had a Company Material Adverse Effect and (ii) the business of the Company Group has been conducted in all material respects in the ordinary course of business.

(b)        Since December 31, 2023 through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries or, to the knowledge of the Company, any Minority-Owned Entity that, if taken during the period from the date of this Agreement through the Effective Time, would require Bidco’s consent under clauses (v), (vi), (viii), (ix), (xv), (xvi), (xix), (xx) or (xxiv) of Section 6.1(a) (or solely with respect to the foregoing clauses, clause (xxvi) of Section 6.1(a)).

Section 4.11          Real Property; Sufficiency of Assets.

(a)          Each member of the Company Group, as applicable, has good and marketable fee simple title (or the equivalent interest in the applicable jurisdiction) to all Owned Real Property, free and clear of all Liens other than Permitted Liens.  Each member of the Company Group has exclusive possession of each Owned Real Property, other than any use and occupancy rights, without any options to purchase, granted to third-party tenants or licensees pursuant to agreements, in each case, that were entered into in the ordinary course of business and that are not material to the value or use of such Owned Real Property by the applicable member of the Company Group.

(b)          Each member of the Company Group has and owns valid, legally binding and enforceable leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Liens.  Except as has not had a Company Material Adverse Effect, (i) no member of the Company Group is in default or violation of, or not in compliance with, any Law applicable to its occupancy of the Leased Real Property and (ii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time, or both, would constitute such a breach or default.

(c)         There are no existing, pending or, to the knowledge of the Company, threatened appropriation, condemnation, eminent domain or similar proceedings that affect any material Real Property.  As of the date hereof, no member of the Company Group has received any written notice of the intention of any Governmental Authority or other Person to take or use any of the material Owned Real Property.  No material damage to the material assets or properties of the Company Group has occurred as a result of a Casualty since January 1, 2024.

(d)          No member of the Company Group owns, leases or operates, or has owned, leased or operated any agricultural land and/or farmland in the United States as such terms are defined, used in, or commonly understood under, AFIDA.

(e)          Except as set forth on Section 4.11(e) of the Company Disclosure Schedules, the Company Group owns, leases or has the right to use all buildings, equipment and other tangible assets (including tangible personal property) currently used by them for the conduct of their business, free and clear of all Liens, other than Permitted Liens.  The aforementioned Real Property, buildings, equipment and other tangible assets together with the currently existing Contracts and Company Permits of the Company Group (i) are in good operating and working condition and repair (normal wear and tear expected), (ii) have been operated and maintained in the ordinary course of business, (iii) are suitable and adequate for the purposes for which they are presently used and (iv) constitute all of the material assets, properties, Contracts, permits and rights that are necessary and sufficient to operate the Company Group’s business as currently operated in all material respects.

Section 4.12          Permits.  The members of the Company Group are and during the past three (3) years have been in compliance in all material respects with the terms of all material permits, licenses, authorizations, consents, registrations, certificates, easements, authorizations, approvals, qualifications, franchises or other similar authorizations issued or granted by Governmental Authorities or pursuant to Law required to conduct their businesses as currently conducted (the “Company Permits”), and no suspension, termination, revocation, cancelation or expiration of any such Company Permits is pending or, to the knowledge of the Company, threatened, except for any non-compliance, suspension, termination, revocation, cancelation or expiration that has not had a Company Material Adverse Effect.  All of the Company Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Company Permit, and no member of the Company Group has received during the last three (3) years any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify any such Company Permit, in each case, except as has not had a Company Material Adverse Effect.

Section 4.13          Compliance With Laws.  The businesses of the Company Group are, and have been for the past three (3) years, conducted in compliance in a material respects with all Laws applicable to the Company Group.  As of the date of this Agreement, no investigation, audit or review by any Governmental Authority with respect to the Company Group, is pending or, to the knowledge of the Company, threatened against any member of the Company Group, nor has any Governmental Authority notified the Company in writing of its intention to conduct the same, except for such investigations or reviews the outcome of which is or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.14          Certain Business Practices.

(a)          During the last five (5) years, neither the Company Group nor any of its respective directors or officers (in each case, acting in their capacity as directors or officers), nor, to the knowledge of the Company, any of the Company Group’s employees, Representatives or agents (in each case, acting in the capacity of an employee, Representative or agent of the Company Group) has: (a) used or authorized the use of any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (c) violated any provision of any applicable Anti-Corruption Laws or any rules or regulations promulgated thereunder; or (d) violated any provision (including the financial recordkeeping and reporting requirements) of any applicable Anti-Money Laundering Laws or any rules or regulations promulgated thereunder.  During the last five (5) years, the Company Group has maintained policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Corruption Laws and Anti-Money Laundering Laws.

(b)          No member of the Company Group engages in (a) the design, fabrication, development, testing, production, or manufacture of one or more “critical technologies” within the meaning of the DPA or (b) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

Section 4.15         Sanctions and Trade Controls.  During the last five (5) years, neither the Company Group nor any of its respective directors or officers (in each case, acting in their capacity as directors or officers), nor to the knowledge of the Company, any of the Company Group’s employees, Representatives or agents (in each case, acting in the capacity of an employee, Representative or agent of the Company Group): (a) has violated any applicable Sanctions; (b) has violated any applicable Trade Controls; (c) has, directly or knowingly indirectly, transacted or dealt with a Sanctioned Person; and (d) has, to the knowledge of the Company, been the subject of or otherwise involved in an investigation or enforcement action by any Governmental Authority or other Action with respect to any actual or alleged violations of Trade Controls or Sanctions.

Section 4.16          Litigation.  Section 4.16 of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all material Actions pending against the Company Group.  There is no material civil, criminal or administrative Action pending or, to the knowledge of the Company, threatened by or against the Company Group or any of its assets, that if determined against such member of the Company Group would have a Company Material Adverse Effect.

Section 4.17          Intellectual Property.

(a)          Section 4.17(a) of the Company Disclosure Schedule contains a list, as at the date of this Agreement, of all registered, and applied for, Company Owned Intellectual Property Rights.  There is no Action pending or, to the knowledge of the Company, threatened, challenging, the validity, enforceability, registration, ownership or scope of any material issued or registered Company Owned Intellectual Property Rights.

(b)          The Company and its Subsidiaries own, or have adequate rights to use, all material Intellectual Property Rights used for the operation of the Company’s business as currently conducted. Except as would not have a Company Material Adverse Effect, all Company Owned Intellectual Property Rights are subsisting, valid and enforceable.

(c)         All material agreements pursuant to which the Company Group licenses-in or is otherwise granted any right or interest in any third-party Intellectual Property Rights that are material to the Company Group’s business as currently conducted (the “IP Licenses”) are valid, binding and in full force and effect (except for expiration thereof in the ordinary course of business in accordance with the terms thereof). To the knowledge of the Company, there are and have been no claims, disputes or proceedings arising or threatened under the IP Licenses and there has been no material breach of the IP Licenses by any counterparties.

(d)         The Company and its Subsidiaries have taken commercially reasonable measures to preserve the confidentiality of the material trade secrets and other material confidential information owned or held by the Company and its Subsidiaries.

(e)          There is no Action pending or, to the knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person.  During the last three (3) years and to the knowledge of the Company, (i) the Company and its Subsidiaries have not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person, and (ii) no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property Rights, in each case in such a way that would, individually or due to the aggregation of such claims, reasonably be expected to have a Company Material Adverse Effect.

(f)          The IT Assets are adequate for the Company and its Subsidiaries to conduct their business as currently conducted.  During the last three (3) years, there has been no failure or other material substandard performance of any IT Asset that has had a Company Material Adverse Effect.  The Company and its Subsidiaries have taken commercially reasonable measures to protect the integrity and security of the IT Assets owned or controlled by the Company or any of its Subsidiaries against unauthorized use, access, interruption, modification and corruption, and have implemented commercially reasonable data backup, disaster avoidance and recovery systems and procedures, in each case in accordance with Applicable Law and customary industry practices. During the past three (3) years, there has been no security breach or other unauthorized access to the IT Assets which has had a Company Material Adverse Effect.

(g)          Neither the Company nor any of its Subsidiaries have delivered or granted, agreed to deliver or grant, or entered into any Government Contract that requires the delivery or granting, to any counterparty (i) any source code that constitutes Company Owned Intellectual Property Rights; (ii) unlimited rights or government purpose rights in Company Owned Intellectual Property Rights or any portion thereof; or (iii) ownership of any portion of any material Company Owned Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable steps under each Government Contract and Applicable Laws, or the terms of any Government Contract or associated solicitations to assert, protect and support its Intellectual Property Rights.

Section 4.18         Taxes.

(a)          During the last three (3) years, all material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, each member of the Company Group have been filed when due (taking into account any authorized extensions) and all such Tax Returns were, when filed, correct in all material respects.

(b)          Each member of the Company Group has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes required to have been paid (whether or not shown as due on a Tax Return) or, where payment is not yet due, if required in accordance with applicable accounting standards has established (or has had established on its behalf and for its sole benefit and recourse) an adequate accrual for such Taxes through the end of the last period for which each of the Company and its Subsidiaries ordinarily records items on its books.

(c)          Except as set forth on Section 4.18(c) of the Company Disclosure Schedule, there is no ongoing audit or Action with respect to any member of the Company Group in respect of any material Taxes, no member of the Company Group has agreed to an extension of the statute of limitations in respect of the assessment of any material Tax and no deficiency in respect of material Taxes has been asserted in writing as a result of any audit, examination or Action by any Taxing Authority that has not been paid, accrued for or contested in good faith (with appropriate reserves established in accordance with applicable accounting standards and Applicable Law).

(d)          Except as set forth on Section 4.18(d) of the Company Disclosure Schedule, no election has been made pursuant to United States Treasury Regulation Section 301.7701-3 to cause any member of the Company Group to be classified differently from its default classification.

(e)          Each member of the Company Group is Tax resident solely in their jurisdiction of incorporation for all Tax purposes and during the last three (3) years, no jurisdiction in which any member of the Company Group does not file income Tax Returns has asserted in writing a claim that such member of the Company Group is subject to income Taxes or required to file income Tax Returns in such jurisdiction, which claim has not since been fully resolved (and any relevant liability to Tax fully discharged).

(f)          No member of the Company Group is or has been a member of a combined, consolidated or unitary Tax group other than a group that contains only the members of the Company Group.  No member of the Company Group is a party to any Tax sharing or Tax indemnification Agreement other than (i) agreements the only party of which are members of the Company Group or (ii) customary commercial agreements entered into in the ordinary course of business and not primarily related to Taxes.

(g)          All documents to which each member of the Company Group is a party and under which such entity has any rights or that form part of the relevant entity’s title to any asset and which are reasonably required to be stamped have been duly stamped and any applicable stamp or any other similar transfer, registration or documentary Tax in respect of such documents has been paid and no stamp or other similar transfer, registration or documentary Tax which is reasonably required to be paid in respect of such documents remains to be paid.

(h)          There are no Liens for Taxes upon any property or asset of any member of the Company Group other than any Permitted Lien.

(i)          The Company is not an entity having the majority of its consolidated assets, considering such assets’ fair market value, comprised of real estate properties located in Spain or rights relating to real estate properties located in Spain.

(j)          All material documentation required by relevant transfer pricing Laws has been timely prepared or obtained and, if necessary, retained by each member of the Company Group.

(k)          During the last two (2) years, no member of the Company Group was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code).

(l)          No member of the Company Group has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other similar provision of state, local or non-U.S. Law.

(m)          No member of the Company Group which is organized outside of the United States is or has ever been treated as a “domestic corporation” for U.S. federal income tax purposes by reason of Section 7874(b) or a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(n)          No member of the Company Group is expected to be (in the absence of any special election or other steps in connection with the Transaction) or believed to have been treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(o)          This Section 4.18 constitutes the sole and exclusive representations and warranties of the Company Group with respect to any Tax matters.  For the avoidance of doubt, no representation or warranty is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset or Liability.

Section 4.19          Company Material Contracts.

(a)          Except for this Agreement, or as set forth on Section 4.19(a) of the Company Disclosure Schedule and any Benefit Plan, as of the date hereof, no member of the Company Group is a party to or is bound by any Contract which falls into the following categories:

(i)          any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC under the Securities Act);

(ii)         any Contract that materially restricts the ability of any member of the Company Group or, after the Closing, any member of the Bidco Group, any ECP Entity or any of their respective Affiliates to own or construct any renewable electricity generation facility anywhere in the world;

(iii)        any Contract creating, incurring, guaranteeing or securing Indebtedness of the Company Group (other than Indebtedness solely between the Company and any of its Subsidiaries or between Subsidiaries of the Company) in excess of $30,000,000;

(iv)        any Contract guaranteeing any financial or Contractual obligation made on behalf of any Person other than the Company or any of its Subsidiaries in excess of $30,000,000;

(v)         any Contract that requires any member of the Company Group to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person (other than the Company or any Subsidiary of the Company) in excess of $30,000,000;

(vi)         any Contract relating to any material Leased Real Property;

(vii)       any Contract with or binding upon any member of the Company Group that is of the type that is or would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(viii)       any settlement, conciliation or similar agreement pursuant to which any member of the Company Group will be required, after the date of this Agreement, to satisfy monetary obligations in excess of $15,000,000 or material non-monetary obligations;

(ix)        any Contract that relates to the acquisition, purchase, sale, transfer or other disposition of a business or assets by any member of the Company Group (A) entered into during the last three (3) years with total consideration of more than $30,000,000 in the aggregate or (B) pursuant to which the Company Group has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations in excess of $30,000,000 in the aggregate;

(x)          any Contract with respect to any Derivative Products;

(xi)        collective bargaining agreement, recognition agreement or any other Contract with any trade union, works council or other labor organization affecting any employee of the Company Group, other than any national or sector level collective bargaining or similar agreements; or

(xii)       any other Contract not of the type covered by the preceding clauses (ii)-(xi) that provides for payments to or from the Company Group in excess of $50,000,000.

Each Contract required to be set forth on Section 4.19(a) of the Company Disclosure Schedule is a “Company Material Contract” and, collectively, the “Company Material Contracts”.

(b)          The Company has prior to the date of this Agreement made available to Bidco a true and complete copy of each Company Material Contract (including all amendments, modifications, extensions and renewals thereto and waivers thereunder) or has publicly made available such Company Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC at least two (2) Business Days prior to the date hereof, subject to any omission or redactions permitted by Law or SEC rules and regulations.

(c)          Except as has not had a Company Material Adverse Effect, (i) each Company Material Contract and each Government Contract is valid and binding on the member of the Company Group party thereto, and to the knowledge of the Company, the other parties thereto, as the case may be, (ii) each Company Material Contract and each Government Contract is in full force and effect (except for expiration thereof in the ordinary course of business in accordance with the terms thereof), and enforceable against the applicable member of the Company Group, and, to the knowledge of the Company, the other parties thereto, as the case may be, in accordance with its terms, subject to any Enforceability Exceptions and (iii) no member of the Company Group that is a party thereto or, to the knowledge of the Company, the other parties thereto, is in breach of, or default under, any such Company Material Contract or Government Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by such member of the Company Group or, to the knowledge of the Company, the other parties thereto, as applicable, or permit termination, material modification or acceleration by any party thereunder.  As of the date hereof, no member of the Company Group has received any written (or, to the knowledge of the Company, oral) notice of termination or cancelation under any Company Material Contract or Government Contract or received any written or, to the knowledge of the Company, oral notice of breach of or any default under any Company Material Contract or any Government Contract which breach or default has not been cured except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.20          Employees and Benefit Plans.

(a)          Section 4.20(a) of the Company Disclosure Schedule sets forth a complete list, by country, of all material Benefit Plans, but excluding (x) any form offer letter or employment agreement that does not provide for severance or termination pay in excess of the minimum required under Applicable Law, or any retention, stay or transaction bonuses or (y) any individual agreement that materially follows a form of offer letter or employment agreement as made available to Bidco. The Company has made available to Bidco a copy of each Benefit Plan listed on Section 4.20(a) of the Company Disclosure Schedule, or a written description of any such Benefit Plan that is unwritten and, with respect thereto, if applicable: (i) all material amendments thereto; (ii) all related trust documents; (iii) all insurance contracts or other funding arrangements; (iv) the most recent annual report and accompanying schedules (Form 5500) filed with the U.S. Internal Revenue Service (the “IRS”); (v) the current summary plan description and all related summaries of material modifications; (vi) the most recent annual financial and actuarial reports; (vii) the most recent determination, opinion or advisory letter from the IRS, if any, for any Benefit Plan that is intended to qualify under Section 401(a) of the Code; and (viii) all non-routine material communications with any Governmental Authority relating to the Benefit Plan within the last three (3) years.

(b)          Each Benefit Plan has been established, operated, funded and administered in compliance, in all material respects, with its terms and Applicable Law.  Each Benefit Plan that, as of the date of this Agreement, is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”), has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS that such Benefit Plan is so qualified, and, to the Company’s knowledge, there are no existing circumstances and no events have occurred that would reasonably be expected to result in disqualification of any Qualified Plan.  Except as has not had a Company Material Adverse Effect, (i) all payments and/or contributions required to have been made with respect to all Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Benefit Plan and Applicable Law, and (ii) there have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any U.S. Benefit Plan, and neither the Company nor any Subsidiary has engaged in any such prohibited transaction, in any case that have not been corrected in full.

(c)          No Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), nor does the Company Group have any Liability with respect to any defined benefit plan.  Without limiting the foregoing, neither the Company nor any of its ERISA Affiliates has, within the previous six (6) years, contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) (i) any plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, (ii) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or (iii) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)          Except as required under Applicable Law, no Benefit Plan provides health or welfare benefits following retirement or other termination of employment or service.

(e)          Except as provided in this Agreement, or as set forth on Section 4.20(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transaction (whether alone or in conjunction with any other event) could (i) result in any payment or benefit to any Relevant Service Provider, or (ii) directly or indirectly cause or result in the acceleration or increase of any compensation, obligation or benefits under any Benefit Plan or otherwise to any Relevant Service Provider, including accelerated vesting or payment of any compensation or benefits under, or the required funding of, any Benefit Plan.

(f)          No individual who qualifies as a “disqualified individual” (as defined under Section 280G of the Code) with respect to the Company Group could receive or has received any payment or benefit that, individually or in the aggregate, could be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code as a result of the consummation of the Transaction.

(g)       Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in documentary compliance in all material respects with Section 409A of the Code and the guidance provided thereunder and has been operated and administered in compliance in all material respects with Section 409A of the Code and the guidance provided thereunder.  The Company Group does not have any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

(h)          Except as has not had a Company Material Adverse Effect, each Benefit Plan that is subject to the Applicable Law of a jurisdiction other than the United States or that is maintained primarily for the benefit of any Relevant Service Provider whose primary work location or residence is outside of the United States (an “International Employee Plan”) has been established, maintained, funded, operated, and administered in compliance with its terms and conditions and with the requirements prescribed by any Applicable Laws. No International Employee Plan has material unfunded or underfunded liabilities that as of the Effective Time will not be fully accrued for in its financial statements or fully offset by insurance with respect to any “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement.

(i)        Except as set forth in Section 4.20(i) of the Company Disclosure Schedule and other than any national or sector level collective bargaining agreements, no member of the Company Group is a party to or bound by a collective bargaining agreement or other agreement with any labor union or organization or works council and no member of the Company Group recognizes a labor union or organization or works council in relation to its employees.  To the Company’s knowledge, there are no organizational efforts with respect to the formation of a labor union or organization presently being made or threatened involving employees of the Company Group.  There is no labor union or organization, works council, or employee representative, which, pursuant to any Applicable Law, collective bargaining agreement or other agreement with any labor union or organization or works council must provide consent to any member of the Company Group, or with which any member of the Company Group must negotiate, notify, or consult, in connection with the execution and delivery of this Agreement or the consummation of the Transaction.

(j)          There is no labor strike, dispute, slowdown, stoppage, picketing, lockout or other similar labor activity pending or threatened in writing against or affecting the Company Group, nor, to the Company’s knowledge, has there been any such action or event during the three (3) years prior to the date of this Agreement.  There is no material unfair labor practice or labor arbitration proceeding pending or, to the Company’s knowledge, threatened against the Company Group.

(k)          Except as has not had a Company Material Adverse Effect, each member of the Company Group is, and has been for the past three (3) years, in compliance with Applicable Laws relating to labor and employment including, but not limited to, all Applicable Laws respecting terms and conditions of employment, wages and hours, working time, remote work, applicable collective bargaining agreements, workers classification, health and safety, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, as well as other sums as required by the appropriate Governmental Authority, labor relations and are not liable for any arrears of wages, taxes, social security contributions, penalties or other sums for failure to comply with any of the foregoing.

(l)          There is no material Action pending or, to the Company’s knowledge, threatened with respect to or involving any Benefit Plans (other than routine claims for benefits), or by or on behalf of any Relevant Service Provider or any group of employees (in their capacities as such).

(m)         During the last three (3) years, no member of the Company Group has effectuated a “plant closing” or “mass layoff” (each as defined in the WARN Act) or “collective redundancy” (as defined under Applicable Law), in respect of any member of the Company Group, in either case that resulted in a material liability to the Company Group that remains outstanding.

(n)        The Company Group has reasonably investigated all allegations of sexual harassment or similar misconduct involving any of their respective current or former officers. No member of the Company Group has entered into any settlement agreements related to allegations, with potential merit, of sexual or other harassment or sexual misconduct by any Relevant Service Provider.

Section 4.21          Privacy and Data Security.

(a)          The Company Group complies, and has at all times during the last (3) years complied, with all applicable Privacy Laws, contractual obligations, policies and procedures, in each case concerning the processing, privacy and security of Personal Information (“Data Privacy Obligations”), in each case in all material respects.

(b)          The Company Group has at all times during the last three (3) years implemented, maintained and complied with appropriate and commercially reasonable administrative, technical and physical safeguards that: (i) protect against any loss, theft or accidental, unlawful or unauthorized, access, use, loss, disclosure, denial, alteration, destruction, compromise, modification or other processing of Personal Information (a “Security Incident”); and (ii) identify and address material risks to the privacy and security of Personal Information in their possession or control. The Company Group has contractually required all its vendors, processors or other third parties processing or otherwise sharing material Personal Information on behalf of the Company Group, solely in the context of the Company Group’s business operations, to have commercially reasonable administrative, technical and physical safeguards to protect the security, integrity and confidentiality of Personal Information.

(c)          No member of the Company Group, during the last three (3) years and in relation to any material Security Incident and/or alleged material violation of a Data Privacy Obligation, has: (i) notified, or been required to notify, any Persons; (ii) received any notice, request, complaint, correspondence, claims or other communication from any Person; or  (iii) been subject to any inquiry, action, suit, investigation or other proceeding by or before any Person. No member of the Company Group has, during the last three (3) years, experienced a material Security Incident.

Section 4.22          Environmental Matters.  Except as has not had a Company Material Adverse Effect, (a) there are no Actions pending, threatened in writing or, to the knowledge of the Company, orally, against any member of the Company Group alleging non-compliance with or other Liability under any Environmental Law, (b) the Company Group is, and during the last three (3) years has been, in compliance with Environmental Laws, (c) to the knowledge of the Company, there have been no Releases at any location of Hazardous Materials by the Company Group that could reasonably be expected to give rise to any Liability of the Company Group under any Environmental Laws, and (d) no member of the Company Group has received during the last three (3) years, any written claim, notice of violation, citation or government inquiry or Order from a Governmental Authority that remains unresolved and relates to actual or alleged noncompliance by the Company Group with or Liability of the Company Group under applicable Environmental Laws.

Section 4.23          Trading. The Company Board has adopted a corporate risk policy that contains commodities risk policies (the “Risk Management Policy”) with respect to risk parameters, limits and guidelines concerning the management of the risk exposures related to commodity prices and volumes, interest rates, foreign currency exchange rates, liquidity and counterparty credit in connection with the business activities of the Company and its Subsidiaries (the “Company Trading Guidelines”).  The Company has, prior to the date of this Agreement, made available to Bidco a true and complete copy of the Risk Management Policy. Except for exceptions approved in accordance with the Risk Management Policy, (a) the Company and each of its Subsidiaries is and during the last three (3) years has been operating in compliance with the Risk Management Policy, (b) the Company and each of its Subsidiaries are not and during the last three (3) years have not been engaging in any transactions regarding Derivative Products other than transactions of the type explicitly permitted under the Risk Management Policy and (c) all Derivative Products of the Company or any of its Subsidiaries were entered into in accordance with the Risk Management Policy and Company Trading Guidelines, except where the failure to be in compliance or so entered, would not have a Company Material Adverse Effect.

Section 4.24          United States Energy Regulatory.

(a)          Each member of the Company Group that does not directly own a facility used for the generation of electric energy is (i) either not a “holding company” as such term is defined in Section 1262(6) of PUHCA and FERC’s regulations at 18 C.F.R. § 366.1, or is a “holding company” solely with respect to one or more EWGs, QFs or FUCOs, and (ii) is exempt from FERC regulation under PUHCA with respect to access to books and records, accounting, record-retention and reporting or has a waiver of FERC’s accounting, record-retention, and reporting regulations under PUHCA, pursuant to 18 C.F.R. §§ 366.3, 366.4 or 366.7(e).

(b)          Each member of the Company Group is exempt from or not subject to any financial, organizational or rate regulation as a “public utility”, “electric utility”, “electric power supplier”, or similar under the Laws of any state of the United States.

(c)          Each applicable member of the Company Group has made, or will make prior to the time of first generating electric energy (including test energy), all necessary filings with FERC for each electric generating facility that meets the criteria of a QF under PURPA as set forth in 18 C.F.R. § 292.204, and the status of any such facility that is generating electric energy (including test energy) as a QF remains valid and in full effect, except as would not have a Company Material Adverse Effect.  If the applicable facility does not meet the criteria of or is not a QF under PURPA as set forth in 18 C.F.R. § 292.204, the applicable Subsidiary of the Company has made, or will make prior to the time of first generating electric energy (including test energy), all necessary filings with FERC to be an EWG under PUHCA (or obtain a substantially similar exemption from PUHCA), and such status as an EWG remains in effect.

(d)          Each applicable member of the Company Group that is not exempt from FPA Sections 204, 205 and Section 206 under 18 C.F.R. § 292.601, (i) the applicable Subsidiary of the Company has made, or will make prior to the time of first generating electric energy (including test energy), all necessary filings with FERC, for such Subsidiary of the Company to have obtained MBR Authority under the FPA, as applicable, and such Subsidiary of the Company has obtained and retains such MBR Authority, which is not subject to any pending challenge or investigation at FERC, and (ii) FERC has not issued any orders imposing a rate cap, mitigation measure, or other limitation on such Subsidiary of the Company’s authority to engage in sales pursuant to such MBR Authority, other than challenges, investigations, rate caps and mitigation measures generally applicable to wholesale sellers participating in the applicable electric market(s), except, with respect to clause (i) or (ii), as would not have a Company Material Adverse Effect.

(e)          There are no self-reports or Actions pending with FERC with respect to any member of the Company Group, except those that would not have a Company Material Adverse Effect.  There are no public Actions instituted by FERC with respect to any member of the Company Group, except those that would not have a Company Material Adverse Effect.  To the knowledge of Company, there are no non-public Actions instituted by FERC with respect to any member of the Company Group, except those that would not have a Company Material Adverse Effect.

Section 4.25          Non-United States Energy Regulatory.

(a)          Except as has not had a Company Material Adverse Effect, there are no Actions by any non-United States energy regulatory agency or similar Governmental Authority pending or, to the knowledge of the Company, threatened against or relating to, directly or indirectly, any member of the Company Group.

(b)         Except as has not had a Company Material Adverse Effect, no member of the Company Group or any of their respective Affiliates or Representatives has made an untrue or misleading statement of material fact or fraudulent statement to any non-United States energy regulatory agency or similar Governmental Authority or, to the knowledge of the Company, failed to disclose a material fact required to be disclosed to such energy regulatory agency or similar Governmental Authority.

(c)          There are no unresolved investigations, data or document requests, reports, warning letters or other notifications or documents received by any member of the Company Group from or issued by any non-United States energy regulatory agency or similar Governmental Authority that (i) allege, indicate or otherwise suggest lack of compliance with applicable regulatory requirements by any member of the Company Group or any Person providing services for the benefit of any member of the Company Group or any of their respective Affiliates or Representatives in connection with the business of any member of the Company Group which, if there were such lack of compliance, would have a Company Material Adverse Effect, or (ii) commence or threaten to initiate any action to withdraw or terminate any Company Permit applicable to any activities or any studies being conducted by any member of the Company Group which, if any such Company Permits were withdrawn or terminated, would have a Company Material Adverse Effect.

Section 4.26        Insurance.  The Company has delivered or made available to Bidco an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Company Group.  The Company Group maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development and as required under Applicable Law, all Company Material Contracts and all Government Contracts.  Except as would not have a Company Material Adverse Effect, all material insurance policies are in full force and effect, all premiums due thereon have been paid in full, no written, or to the knowledge of the Company, oral notice of cancellation or material modification (including with respect to premium increases or alternations of coverage) has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material breach or default, or permit the termination of such insurance policy, by any insured thereunder.  As of the date of this Agreement, there is no claim pending under any of the Company Group’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 4.27         Finders’ Fees.  Except as set forth on Section 4.27 of the Company Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of any member of the Company Group who might be entitled to any fee or commission from member of the Company Group in connection with the Transaction.  The Company has made available to Bidco or its Representatives a true and complete copy of all agreements pursuant to which it would be entitled to any payment relating to the Transaction.

Section 4.28        Government Contracts.  During the last six (6) years: (a) the Company Group has not been in material breach of or material default under any material Government Contract, and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or material default; (b) all representations and certifications applicable to such Government Contracts and associated bids or proposals were accurate in all material respects when made and have been updated when, and solely to the extent, required; (c) the Company Group is not required to make or maintain any material cost accounting or any pricing disclosure or guarantee, or to maintain any accounting or property system, or performance or surety bond under any Government Contract; (d) no member of the Company Group holds a facility security clearance as defined in the National Industrial Security Program Operating Manual (32 C.F.R. pt 117) and no member of the Company Group needs a facility security clearance or needs its employees to hold personal security clearance(s) to perform any Government Contract; (e) no member of the Company Group has claimed “small business” status or other preferred bidder status (such as veteran-owned small business, service-disabled veteran-owned small business, woman-owned, HUBZone, 7(a) small business, minority-owned, etc.) in relation to a material Government Contract or an associated bid or proposal each of which could have resulted in a material Government Contract; (f) no Government Contract has been awarded to the Company Group because of “small business” status or other preferred bidder status; (g) no member of the Company Group, nor any of their respective Principals (as that term is defined by 48 C.F.R. § 2.101), has been suspended, debarred, or otherwise excluded from contracting with a Governmental Authority or been notified in writing of any proposed suspension, debarment or exclusion or received any show cause notice from a suspending, debarring or excluding official; (h) no member of the Company Group has made any voluntary or mandatory disclosure to any Governmental Authority with respect to any irregularity, misstatement, significant overpayment, or violation of law arising under or relating to any Government Contract and (i) no member of the Company Group has received or been provided written (nor to the knowledge of the Company any oral) cure notice, show cause notice, notice of investigation or audit by a Governmental Authority with respect to a Government Contract.

Section 4.29        Opinion of the Company’s Financial Advisor. The Company Board has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Per Share Consideration to be received in the Transaction by the holders of Company Shares is fair, from a financial point of view, to such holders (other than any parties to rollover or reinvestment arrangements, AQN, Bidco and their respective affiliates). A copy of such opinion will promptly be made available to Bidco, on a non-reliance basis and for informational purposes only, following receipt thereof by the Company Board.

Section 4.30      No Other Representations and Warranties.  The Company acknowledges and agrees that: (a) the only representations, warranties, covenants and agreements made by Bidco or any member of the Bidco Group, the ECP Entities or any their respective Affiliates or Representatives or any other Person on their behalf are the representations, warranties, covenants and agreements made in Article V of this Agreement and (b) neither Bidco nor any other Person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Bidco Group furnished or made available to the Company and its Representatives, except as expressly set forth in Article V of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BIDCO

Except as set forth in the Bidco Disclosure Schedule in accordance with Section 10.13(b), Bidco hereby represents and warrants to the Company as of the date hereof and as of the Closing as set forth below:

Section 5.1        Corporate Existence and Power.  Bidco is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate powers and authority required to own or lease all of its properties or assets and to carry on its business as now conducted.  Bidco is duly qualified to do business and, where applicable, is in good standing in each jurisdiction where such qualification and/or good standing is necessary, except for those jurisdictions where failure to be so qualified would not have a Bidco Material Adverse Effect.

Section 5.2          Corporate Authorization.  Each Bidco, Guarantor and the Equity Investors have all requisite power and authority to enter into, deliver, and perform their respective obligations under the Transaction Documents to which they are party in accordance with the terms hereof and thereof.  The execution, delivery and performance by each of Bidco, Guarantor and the Equity Investors of each Transaction Document to which they are a party and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, has been duly and validly authorized by the Bidco Board and the board of directors or similar management or governing body of Guarantor and the Equity Investors, respectively.  No other corporate proceedings on the part of Bidco, Guarantor or the Equity Investors are necessary to authorize the Transaction Documents to which they are a party or to consummate the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement.

Section 5.3          Binding Obligations.  The execution, delivery and performance by Bidco of this Agreement and the Scheme of Arrangement and the consummation by Bidco of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, are within the corporate powers and authority of Bidco, and, except for the sanction of the Scheme of Arrangement by the Court, have been duly authorized by all necessary corporate action on the part of Bidco.  This Agreement has been duly executed and delivered by Bidco and (assuming due authorization, execution and delivery by the Company), constitutes the legal, valid and binding obligations of Bidco and is enforceable against Bidco in accordance with its terms, subject to any Enforceability Exceptions.

Section 5.4          Non-Contravention.  The execution, delivery and performance by Bidco of this Agreement and the consummation of the transaction contemplated hereby, including the Transaction and the Scheme of Arrangement, do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of its or its Subsidiaries’ constitutional documents, (b) require the approval of its shareholders (other than a shareholder approval referred to in this Agreement), (c) assuming compliance with the matters referred to in Section 5.8, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (d) assuming compliance with the matters referred to in Section 5.8, require any payment to or Consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any member of the Bidco Group is entitled under any provision of any Contract or other instrument binding on the Bidco Group or any Contract, license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Bidco Group, or (e) result in the creation or imposition of any Lien on any asset of Bidco, with only such exceptions, in the case of each of clauses (c) through (e), as would not have a Bidco Material Adverse Effect.

Section 5.5          Certificate of Incorporation and Bylaws.  Bidco has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Bidco, each as amended to date (the “Bidco Organizational Documents”).  The Bidco Organizational Documents are in full force and effect, and Bidco is not in violation of any Bidco Organizational Document.

Section 5.6          Guaranty.  Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company a duly executed Guaranty.  As of the date of this Agreement, the Guaranty is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, subject to any Enforceability Exceptions.  As of the date of this Agreement, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of Guarantor pursuant to the Guaranty.

Section 5.7          Financing.

(a)        Equity Commitment Letter.  Bidco has delivered to the Company a true, correct and complete copy of a fully executed equity commitment letter dated as of the date hereof (together with all exhibits, annexes and schedules attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement, the “Equity Commitment Letter”) from the Equity Investors pursuant to which the Equity Investors have agreed to make an equity investment in Bidco, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”).  The Equity Commitment Letter provides that the Company is an express third-party beneficiary of the Equity Commitment Letter and, subject in all respects to Section 10.12, is entitled to specifically enforce performance of the Equity Investors’ obligations to fund the Equity Financing in accordance with and subject to the terms of the Equity Commitment Letter.

(b)         Debt Commitment Letter.  Bidco has delivered to the Company a true, correct and complete copy of (i) a fully executed debt commitment letter dated as of the date hereof from the Debt Financing Sources party thereto (together with all exhibits, annexes, schedules and term sheets attached thereto, as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”) and (ii) the Redacted Fee Letters (together with the Financing Letters, the “Financing Documents”), pursuant to which such Debt Financing Sources have agreed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”).

(c)          Validity.  The Financing Documents are in full force and effect and constitute the valid, binding and enforceable obligation of Bidco and the Equity Investors, as applicable, and, to the knowledge of Bidco with respect to the Debt Financing Sources, the other parties thereto, enforceable in accordance with their terms, subject to any Enforceability Exceptions.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing contemplated by the Financing Documents (including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision contained in the Redacted Fee Letters), other than the conditions precedent set forth in the Financing Letters (such conditions precedent, the “Financing Conditions”).  As of the date of this Agreement, assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.2, Bidco has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date, (ii) other than as expressly set forth in the Debt Commitment Letter, the Financing contemplated by the Financing Documents will not be available to Bidco on the Closing Date, or (iii) other than as expressly set forth in the Debt Commitment Letter, that there is any fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause any Financing Document to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, (B) cause any of the terms or conditions relating to the closing or funding of any portion of the Financing not to be met or complied with or (C) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Financing Documents on the Closing Date to not be available to Bidco on a timely basis (and in any event as of the Closing Date).  As of the date of this Agreement, Bidco and the Equity Investors, as applicable, are not, and to the knowledge of Bidco no other party to the Financing Documents is, in default or breach under the terms and conditions of the Financing Letters and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute (i) a default or breach under the Financing Documents or (ii) a failure to satisfy a Financing Condition, in each case on the part of Bidco or the Equity Investors, as applicable.  Bidco, or an Affiliate thereof on its behalf, has fully paid any and all commitment or other fees and amounts required by the Financing Documents to be paid on or prior to the date of this Agreement.

(d)         No Amendments.  The Financing Documents have not been amended or modified in any manner, other than as expressly permitted pursuant to Section 7.11(b), and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Bidco, the Equity Investors or any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Bidco, the Equity Investors or, to the knowledge of Bidco, any other party thereto.

(e)          No Other Arrangements. Other than the Redacted Fee Letters, the Engagement Letter – Bond, Engagement Letter – Bank and any other written agreement to which the Debt Financing Sources are a party and which has been delivered by Bidco to the Company on or prior to the date hereof, there are no side letters or other written agreements or arrangements relating to the Financing Documents or the Financing to which Bidco or any of its respective Subsidiaries or Affiliates is a party that affect the conditionality, availability or amount of the Financing. Other than as expressly set forth in the Financing Documents, there are no conditions precedent related to, or other provisions having the effect of conditioning, the funding of the full amount of the Financing.

(f)         Sufficiency of Financing.  The Financing, when funded in accordance with the Financing Documents and giving effect to any “flex” provision contained in the Redacted Fee Letters, will provide Bidco at and as of the Closing Date with sufficient available funds, together with cash or cash equivalents held by or immediately available to Bidco, to consummate the Transaction and to make all payments required to be made in connection therewith on the Closing Date, including funding of the Company Payment Fund and payment of the aggregate consideration to which the Scheme Shareholders become entitled pursuant to Section 2.1(a), the Company Share Option Consideration, the Company RSU Consideration, the amount of the Strategic Review Bonus, the Payoff Indebtedness, any Transfer Taxes and all other amounts to be paid by Bidco pursuant to this Agreement in connection with the Closing and associated costs and expenses of the Transaction, in each case regardless of whether payable before or on the Closing (such amounts, collectively, the “Required Amounts”).

(g)        No Conditionality. Anything to the contrary set forth in this Agreement notwithstanding, but without expanding or amending the remedies available under Article IX or Section 10.12, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Bidco, any member of the Bidco Group, any ECP Entity or any of their respective Subsidiaries or Affiliates, or any other financing or other transactions, be a condition to any of the obligations of Bidco hereunder.

(h)        The Company agrees that a breach of this Section 5.7 shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement, if (notwithstanding such breach) Bidco is willing and able to consummate the Closing on the Closing Date on the terms and conditions of this Agreement (other than in respect of the aforementioned breach of this Section 5.7).

Section 5.8       Governmental Authorization.  Except as set forth on Section 5.8 of the Bidco Disclosure Schedule, the execution, delivery and performance by Bidco of this Agreement and the Scheme of Arrangement and the consummation by it of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, requires no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than: (a) compliance with the provisions of the Companies Act, (b) the Clearances, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities Laws, and (d) any actions, authorizations, Consents, approvals or Filings, the absence of which would not have a Bidco Material Adverse Effect.

Section 5.9          Capitalization.  The entire issued and outstanding share capital of Bidco is owned, legally and beneficially, indirectly by Bidco Parent, free and clear of all Liens and transfer restrictions (other than transfer restrictions arising under applicable securities Laws).

Section 5.10         Prior ownership of Company Group Securities.  Except as contemplated by this Agreement, neither any member of the Bidco Group nor any ECP Entity nor any of their respective controlled Affiliates, directly or indirectly, owns any Company Shares or any other Company Group Securities, or is a party to any Contracts or obligations convertible into or exercisable or exchangeable for Company Shares.

Section 5.11        Litigation.  As of the date hereof, there is no material Action pending against, or, to the knowledge of Bidco, threatened against, any member of the Bidco Group, that would reasonably be expected to prevent Bidco from being able to comply with its obligations under this Agreement.

Section 5.12        Operations of Bidco.  Bidco has been formed solely for the purpose of engaging in the Transaction, and, prior to the Effective Time, Bidco will not have engaged in any other business activities and will not have incurred any Liabilities other than (a) in connection with its formation and maintaining its existence under the laws of its jurisdiction of formation and (b) as contemplated by the Financing Documents or any agreements or arrangements entered into in connection with the Transaction, the Financing and the Transaction Documents.

Section 5.13        Finders’ Fees.  Except as set forth on Section 5.13 of the Bidco Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of any member of the Bidco Group who might be entitled to any fee or commission from any member of the Company Group in connection with the Transaction.

Section 5.14          Absence of Shareholder and Management Arrangements.  As of the date of this Agreement, and other than the Support Agreements, no member of the Bidco Group or ECP Entity or any of their respective Affiliates is a party to any Contract with any shareholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Transaction, or (ii) the Company’s or any of its Subsidiaries’ businesses or operations (including as to continuing employment) from and after the Effective Time other than in the ordinary course of business of their respective businesses or operations and not in connection with the Transaction, or (b) pursuant to which any (i) Scheme Shareholder would be entitled to receive consideration of a different amount or nature than the Per Share Consideration in respect of such Scheme Shareholder’s Company Shares, (ii) Scheme Shareholder has agreed to approve this Agreement or vote against any Superior Proposal or (iii) shareholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries has agreed to provide, directly or indirectly, an equity investment to Bidco, the Company or any of their respective Affiliates to finance any portion of the Transaction.

Section 5.15          No Other Representations and Warranties; Investigation.

(a)          No Other Representations and Warranties.  Bidco, on behalf of itself and the other members of the Bidco Group, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any closing certificate delivered pursuant to Section 8.2(d):

(i)          none of the Company, its Subsidiaries or any other Person makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Transaction;

(ii)      no Person has been authorized by the Company, or any of its Subsidiaries, Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Transaction, and if made, such representation or warranty must not be relied upon by Bidco or any of its Affiliates or Representatives as having been authorized by the Company, or any of its Subsidiaries, Affiliates or Representatives (or any other Person); and

(iii)      the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other express or implied representations or warranties, notwithstanding the delivery or disclosure to Bidco or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or forward-looking statements).

(b)          No Reliance.

(i)       Bidco, on behalf of itself and the other members of the Bidco Group, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and in any closing certificate delivered pursuant to Section 8.2(d), it is not acting (including, as applicable, by entering into any Transaction Document or consummating the Transaction) in reliance on:

(1)          any representation or warranty, express or implied;

(2)          any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Bidco or any of its Affiliates or Representatives, including any materials or information made available in the Data Room, in connection with presentations by the Company’s management or in any other forum or setting; or

(3)          the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

(ii)          Without limiting the foregoing, Bidco acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article IV and in any closing certificate delivered pursuant to Section 8.2(d), neither the Company, nor any of its Subsidiaries, nor any other Person will have or be subject to any Liability or other obligation to Bidco or its Representatives or Affiliates or any other Person resulting from Bidco’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Bidco or its Representatives or Affiliates, including any information made available in the Data Room, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Bidco or its Representatives or in any other form in connection with the Transaction.

(c)          Investigation.  Bidco has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property Rights, real estate, Taxes, litigation, employee and labor matters, technology, privacy and data security, permits, environmental matters, insurance, Liabilities, results of operations, financial condition and prospects of the Company Group, and Bidco acknowledges that it and its Representatives have had access to the Data Room and have received access to such books and records, facilities, equipment, Contracts and other assets of the Company Group, and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company Group.

(d)          Nothing in this Section 5.15 shall limit any claim of Bidco for Fraud.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1          Conduct of the Company.

(a)          From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 9.1 (the “Interim Period”), except (i) as required by Applicable Law, (ii) as set forth in Section 6.1 of the Company Disclosure Schedule, (iii) as otherwise required or expressly contemplated by this Agreement, or (iv) with the prior written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed) (provided that consent of Bidco shall be deemed to have been given if Bidco does not object within five (5) Business Days after a written request for such consent is provided by the Company to Bidco; provided, further, that, solely with respect to Section 6.1(a)(vii), Bidco’s consent shall be deemed to have been given if Bidco does not object within forty-eight (48) hours after the Company’s written request to Bidco), the Company shall, and shall cause each other member of the Company Group, (x) to conduct its business in the ordinary course of business and in accordance with Applicable Law, (y) use commercially reasonable efforts to preserve substantially intact its business organization and preserve in all material respects its relationships and goodwill with any employees, customers, suppliers, vendors, licensors, licensees and other Persons, in each case, with which it has material business relations and (z) not to:

(i)          declare, authorize, establish a record date for, set aside or pay any dividends on or make any distribution with respect to the outstanding shares of its share capital or Awards (in cash, stock or other equity, property or in kind), except for (1) dividends or distributions made by any member of the Company Group to any other members of the Company Group; (2) with respect to any member of the Company Group that is not directly or indirectly wholly owned by the Company, dividends or distributions made by any member of the Company Group to any other members of the Company Group and any other shareholder, partners, members or equity holders of such member of the Company Group, pro rata; or (3) to the extent the Company has funds legally available, unless the Company Board determines that it would be inconsistent with its fiduciary duties under Applicable Law, regular quarterly cash dividends paid by the Company at a rate not to exceed $0.445 per Company Share per quarter; provided, that (x) the record and payment dates are determined in the ordinary course of business substantially consistent with the record and payment dates for the prior calendar year quarterly dividend and (y) such dates occur prior to the Closing;

(ii)          purchase, repurchase, redeem, repay, reduce or otherwise reacquire any Company Group Securities, except for (1) repurchases or forfeitures of Awards in connection with terminations of employment or service, as applicable, (2) in respect of exercise price or Tax withholding obligations in connection with the vesting or exercise of Awards in accordance with the terms of such Awards as in effect on the date hereof; or (3) ordinary course capital reductions of any member of the Company Group (other than the Company);

(iii)        create, split, combine, consolidate, subdivide, reduce, redesignate or reclassify any Company Shares or other equity interests in the Company;

(iv)        issue, grant, pledge, charge, mortgage, encumber, subject to a Lien, transfer, sell dispose of or authorize any of the foregoing with respect to any Company Group Securities, or securities convertible into, exchangeable for or exercisable for (whether currently convertible, exchangeable or exercisable or convertible, exchangeable or exercisable only after the passage of time or the occurrence of certain events) Company Group Securities or issue or grant any Awards, options, warrants, calls, subscription rights or other rights of any kind to acquire such Company Group Securities, except for (1) mortgages or mortgage commitments, pledges or other Liens over the Company Group Securities granted in the ordinary course of business in connection with non-recourse Indebtedness incurred as permitted under clause (2) of Section 6.1(a)(xxiv); (2) the issuance of shares by any member of the Company Group to any other member of the Company Group; (3) with respect to any member of the Company Group that is not directly or indirectly wholly owned by the Company, issuance of shares to any other members of the Company Group and any other shareholder, partners, members or equity holders of such member of the Company Group, on a pro rata basis and in accordance with the Company Group Organizational Documents of such non-wholly owned member of the Company Group; or (4) the issuance of shares upon settlement or exercise of any Awards outstanding on the date hereof in accordance with their terms;

(v)          adopt or propose any change or amendment to its certificate of incorporation, articles of association or other organizational or constitutional documents (whether by merger, consolidation or otherwise) (including the Company Group Organizational Documents) other than ministerial changes or amendments or, with respect to any member of the Company Group other than the Company, changes or amendments that would not have the effect of circumventing any of the other restrictions contained in this Section 6.1;
(vi)        except for with respect to expenditures or investments (which shall be governed by Section 6.1(a)(vii)), acquire or authorize or announce (or enter into or amend any Contract for or with respect to) the acquisition of (by merger, takeover offer, scheme of arrangement, consolidation, acquisition or by any other means) any equity interests, assets or properties of any Person or other business organization, or merge or consolidate with any Third Party, except for (1) acquisitions of supplies, parts, fuel and materials in the ordinary course of business, (2) pursuant to any transactions solely between members of the Company Group, or (3) acquisitions for total consideration (including any earnout, deferred or contingent payments but excluding any proceeds from non-recourse Indebtedness used to finance such acquisitions and incurred as permitted under clause (2) of Section 6.1(a)(xxiv)) that does not exceed $20,000,000 individually or $30,000,000 in the aggregate;

(vii)       make, incur or authorize any expenditures or investments for the development and construction of new projects where (1) the investment (including debt and equity) in such project is in excess of $100,000,000 individually or (2) the Company Group’s equity investment in such project is in excess of $20,000,000 individually and $50,000,000 in the aggregate, in each case except (A) pursuant to the Investment Plan, (B) with respect to any project identified in the Investment Plan to the extent the aggregate amount of such expenditures or investments of the Company Group for such project do not exceed ten (10%) percent of the aggregate investments budgeted for such project in the Investment Plan or (C) for the avoidance of doubt, for capital expenditures in connection with the maintenance, repair or replacement of facilities, properties or other assets in the ordinary course of business; provided that the Company shall keep Bidco reasonably informed of any material expenditures or investments for the development and construction of new projects which (x) are not provided for in the Investment Plan and (y) do not require Bidco’s consent pursuant to this Section 6.1(a)(vii);

(viii)      except for (1) any Company Material Contract or Government Contract providing for any Indebtedness of the Company Group (which repayment, refinancing, redemption, repurchase, purchase, defeasance or cancellation shall be governed by Section 6.1(a)(xxiii) and any modification, amendment or waiver of such Company Material Contracts or Government Contract shall be governed by Section 6.1(a)(xxiv)); (2) any Company Material Contracts or Government Contract providing for expenditures or investments of the Company Group (which shall be governed by Section 6.1(a)(vii)); or (3) any Company Material Contracts identified pursuant to Section 4.19(a)(viii) (which shall be governed by Section 6.1(a)(ix)), or Section 4.19(a)(ix) (which shall be governed by Section 6.1(a)(vi) and Section 6.1(a)(xvi)); or (4) any Company Material Contracts identified pursuant to Section 4.19(a)(xi) (which shall be governed by Section 6.1(a)(xiii)), (A) amend, renew, extend or modify in any manner that is materially adverse to the Company Group, taken as a whole, or waive, release or forego any material rights or claim under, or cancel, fail to renew, voluntarily terminate, or assign, any Company Material Contract or Government Contract (other than (x) non-renewals or auto-renewals (in accordance with the terms of such Company Material Contract or Government Contract as of the date of this Agreement) occurring in the ordinary course of business, (y) expiration or termination at the end of the term of the Company Material Contract or Government Contract in accordance with the terms of such Company Material Contract or Government Contract as of the date of this Agreement, (z) termination as a result of a material breach or a material default by the counterparty to such Company Material Contract or Government Contract in accordance with the terms of such Company Material Contract or Government Contract), or (B) enter into any Contract which if entered into prior to the date of this Agreement would have been a Company Material Contract or Government Contract, in each case other than in the ordinary course of business;

(ix)        except with respect to Tax matters (which shall be governed by Section 6.1(a)(xxi)), (A) enter into any settlement, release, waiver, discharge or compromise of any existing, pending or threatened Action (1) in excess of $20,000,000 in the aggregate or (2) that would impose any material non-monetary obligations on the Company Group or (B) initiating or commencing any new Action involving claims for money damages in excess of $10,000,000 without first notifying Bidco before (and in any event by no later than forty-eight (48) hours prior to) initiating or commencing any such new Action; provided that the Company shall keep Bidco reasonably informed of any material developments with respect to such new Action;(x)         establish, adopt, enter into, amend or terminate any material Benefit Plan applicable to employees generally or any such plan, scheme, program, policy, agreement or arrangement that would be a Benefit Plan if it were in effect on the date of this Agreement, except (1) as required by the terms of any Benefit Plan or any other agreements, plans, programs or arrangements in effect on the date of this Agreement, (2) in connection with the negotiation or renegotiation of any collective bargaining agreement or other agreement with any labor organization or employee in the ordinary course of business, (3) as otherwise permitted by Section 6.1(a)(iv), Section 6.1(a)(xi), and Section 6.1(a)(xii) or the Company Disclosure Schedule, or (4) as consistent with the Company’s past practice;

(xi)         except to the extent required by the terms of any Benefit Plan or any collective bargaining agreement, in each case, as in effect on the date of this Agreement or Applicable Law: (1) increase the compensation (including salaries and wages) or benefits of any individual who is a current or former employee, director or individual service provider of the Company or any of its Subsidiaries, except for increases made in the ordinary course of business and that in the aggregate for all employees, directors and individual service providers of the Company and its Subsidiaries do not exceed five and a half percent (5.5%) of the aggregate base salary or base wage for all current employees, directors and individual service providers of the Company and its Subsidiaries immediately prior to such increase, (2) pay or award, or commit to pay or award, any bonus or other incentive compensation to any Relevant Service Provider, except for annual cash bonuses paid in the ordinary course of business to any employee who is not an employee with an annual base compensation in excess of $250,000 and any such bonus permitted under part (3) of this Section 6.1(a)(xi), (3) grant any rights to change in control, retention, severance, or termination payments or benefits to Relevant Service Providers (excluding non-employee directors) in excess of $1,100,000 in the aggregate, (4) grant any Awards or any other equity-based awards to any Relevant Service Provider, (5) accelerate any rights or benefits under any Benefit Plan, or (6) accelerate the time of vesting or payment of any Award;

(xii)       (1) hire or engage any employee (x) with an annual base salary of $400,000 or more or (y) with an annual base salary below $400,000 that is not in the ordinary course of business, (2) terminate (other than for cause) any current or former employee (A) with an annual base salary of $400,000 or more or (B) with a base salary below $400,000 that is not in the ordinary course of business or (3) appoint any director of any Subsidiary of the Company or Material Minority-Owned Entity who is not an employee of the Company or any of its Subsidiaries;

(xiii)          except in the ordinary course of business, recognize or certify any labor or trade union, works council, or other employee representative group labor organization as the representative of any of the employees of the Company or any of its Subsidiaries, or enter into or amend any collective bargaining agreement, labor union contract, trade union agreement or works council agreement;

(xiv)      except with respect to dormant or immaterial Subsidiaries of the Company or any Minority-Owned Entities, adopt a plan or agreement of complete or partial liquidation, dissolution or winding up, merger, combination, consolidation, restructuring, recapitalization or other reorganization of any member of the Company Group;

(xv)       (1) enter into any new line of business that is not reasonably related to the business of the Company Group as of the date of this Agreement or (2) abandon or discontinue any existing line of business of the Company Group as of the date of this Agreement;

(xvi)      sell, assign, lease, license, sublicense, mortgage, pledge, encumber, subject to a Lien, transfer, surrender, relinquish or dispose of (or enter into or amend any Contract for or with respect to) any of its assets or properties (other than Intellectual Property Rights, which shall be governed by Section 6.1(a)(xvii)) with an aggregate value in excess of $10,000,000 individually or $20,000,000 in the aggregate, other than (1) mortgages or mortgage commitments, pledges or other Liens granted in connection with non-recourse Indebtedness incurred as permitted under clause (2) of Section 6.1(a)(xxiv), (2) inventory in the ordinary course of business, (3) pursuant to any Contracts in effect as of the date of this Agreement (and which have been provided to Bidco) or (4) pursuant to any transactions solely between any members of the Company Group;

(xvii)     sell, assign, transfer, license, fail to renew, permit to lapse (other than the expiration of Company Intellectual Property Rights at the end of their statutory term), or otherwise dispose of (or enter into or amend any Contract for or with respect to) the rights to use any material Company Intellectual Property Rights other than in the ordinary course of business, or disclose material trade secrets or other material confidential information to a Third Party other than in the ordinary course of business to a recipient under an obligation of confidentiality;

(xviii)   materially and adversely to the Company Group amend, fail to maintain (including failure to pay any premiums thereon), terminate or cancel any of its material insurance policies, other than amendments, renewals or replacements of such policies with reasonably comparable coverage on reasonably comparable terms to the existing insurance policy, to the extent such terms are commercially available;

(xix)       enter into any transaction with any Company Shareholder, except for this Agreement and the other Transaction Documents;

(xx)     make or adopt any change in its accounting methods, principles, practices policies or procedures, except as required by Applicable Law or a change in IFRS;

(xxi)          (1) make, change or revoke any material Tax election, change any annual accounting period, adopt or change any material Tax accounting method, or file any amended Tax Return, except where such action would not have the effect of materially increasing the Tax Liability of the Company or any of its Subsidiaries for any period or materially decreasing any Tax attribute of the Company or any of its Subsidiaries or (2) enter into, settle, waive any right or make any admission in respect of any litigation or Tax enquiry or dispute involving an amount in dispute or claimed, or otherwise involving payment by or to the Company or any of its Subsidiaries, in excess of $10,000,000 in the aggregate;

(xxii)      change the country of residence for Tax purposes of any member of the Company Group;

(xxiii)    repay, refinance, redeem, purchase, repurchase, defease or cancel any Indebtedness other than as permitted pursuant to the terms thereof and except for (1) the repayment, redemption, purchase, defeasance or cancellation of any non-recourse Indebtedness where such refinancing is permitted by Section 6.1(a)(xxiv), (2) immaterial amounts in the ordinary course of business, (3) Indebtedness for borrowed money in an amount not in excess of $10,000,000 in the aggregate, (4) any intercompany Indebtedness between any members of the Company Group or (5) letters of credit, swap or hedging transactions or other Derivative Products in the ordinary course of business and in accordance with the terms of such instruments; provided, that the aggregate amount of Indebtedness repaid, refinanced, redeemed, purchased, repurchased, defeased or cancelled, whether pursuant to clauses (2) through (5) of this clause (xxiii) (in respect of clause (5), only to the extent that such letters of credit, swap or hedging transactions or other Derivative Products are not related to non-recourse Indebtedness) or to which Bidco has consented, shall not exceed $75,000,000 in the aggregate;

(xxiv)   except (1) in respect of projects included in the Investment Plan, (2) for not more than $150,000,000 in the aggregate of non-recourse Indebtedness (x) incurred as a result of refinancing of existing non-recourse Indebtedness in an amount not to exceed 125% of the applicable existing non-recourse Indebtedness obligation being refinanced or (y) secured solely by wholly-owned Subsidiaries of the Company which are not as of the time of such financing otherwise encumbered, pledged, hypothecated, mortgaged or otherwise subject to a Lien in connection with Indebtedness of the Company Group, or (3) for any intercompany Indebtedness between any members of the Company Group, (A) incur, assume, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness of the Company Group or of any other Person (other than in an amount not in excess of $35,000,000 in the aggregate) or (B) materially and adversely modify, amend or waive the terms of any Indebtedness (or enter into any Contract with respect thereto); provided, that for purposes of this clause (B), any modification, amendment or waiver that (I) increases the interest rate of such Indebtedness or (II) provides for the addition of or any increase in any “make-wholes” or prepayment premiums (whether in existence as of the date hereof or not), shall be a material and adverse modification, amendment or waiver to such Indebtedness; and provided further that, where any action of the Company Group does not require Bidco’s prior written consent pursuant to this Section 6.1(a)(xxiv), the Company shall notify Bidco prior to taking any such actions;

(xxv)      adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement; or

(xxvi)    authorize any of, or agree or commit to take any of, the actions described in the foregoing clauses (i) through (xxv) of this Section 6.1(a).

(b)        Anything to the contrary set forth in this Agreement notwithstanding, (i) the Company shall be permitted to take commercially reasonable actions that would otherwise require the prior written consent of Bidco solely to the extent that the Company in good faith deems such action to be necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or as may be reasonably necessary to address (1) immediate and significant risks to the environment, human health or safety; provided that this clause (1) shall not apply to clauses (i); (ii), solely with respect to Company Securities; (iii); (iv), solely with respect to Company Securities; (v); (xix); (xxi); (xxii) or (xxv) (or solely with respect to the foregoing clauses, clause (xxvi)) of Section 6.1(a) or (2) material damage to the environment, material equipment or other material assets of the Company and its Subsidiaries and (ii) the Company and its Subsidiaries may take commercially reasonable actions in response to the actual or anticipated effects of COVID-19 or any COVID-19 Measures; provided, that the Company shall (x) if reasonably practicable, provide Bidco with advance notice thereof and request Bidco’s reasonable consent and cooperate in good faith in determining a response or (y) if not reasonably practicable, promptly inform Bidco of any such actions; provided, further, that with respect to Section 6.1(a)(vii) or (viii), that such capital expenditures are made or such Company Material Contract or Government Contract is entered into or amended, in the case of each of clauses (x) and (y), on commercially reasonable terms, taking into account the circumstances under which it is agreed.

(c)        The Company Group shall use commercially reasonable efforts to perform or cause to be performed the projects set forth in the Investment Plan in accordance with its terms in all material respects.  To the extent reasonably practicable and permitted under Applicable Law, the Company shall, and shall cause its applicable other members of the Company Group to, keep Bidco informed of any material developments with respect to the work relating to the Investment Plan.

(d)       Nothing contained in this Agreement shall give Bidco, directly or indirectly, the right to control or direct the Company Group’s businesses or operations, other than after the Closing.

(e)          Anything to the contrary set forth in this Agreement notwithstanding, any agreement or covenant of the Company in this Agreement to cause the Company Group to take or refrain from taking any action shall be deemed to include a covenant of the Company with respect to the Minority-Owned Entities but solely to use commercially reasonable efforts to cause such Minority-Owned Entities to take or refrain from taking such action, which efforts shall include the exercise of management, voting, consent or similar rights available to the Company or any of its Subsidiaries under the Minority-Owned Entity’s organizational documents or other Contract with respect to the Company or any of its Subsidiaries’ ownership interest in such Minority-Owned Entity.

Section 6.2           No Solicitation by the Company.

(a)          From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 9.1, except as otherwise set forth in this Section 6.2, the Company (including in the case of clauses (iv)-(viii) or clause (ix) (to the extent related to clauses (iv)-(viii)), the Company Board) shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonable be expected to lead to an Acquisition Proposal or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement or commitment, option agreement, or agreement in principle, merger agreement, joint venture agreement or other acquisition agreement (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iv) recommend, adopt, approve, endorse or publicly propose to recommend, adopt, approve or endorse any Acquisition Proposal, (v) withhold, withdraw, or qualify, amend or modify in a manner adverse to Bidco (or publicly propose to withhold, withdraw, or qualify, amend or modify in a manner adverse to Bidco), the Company Board Recommendation, or resolve or agree to take any such action, including requesting that the Court does not sanction the Scheme of Arrangement or failing to submit the Scheme of Arrangement to the Court for sanction, (vi) fail to include the Company Board Recommendation in the Scheme Circular, (vii) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act, (viii) fail to publicly reaffirm (without qualification) the Company Board Recommendation within ten (10) Business Days (or in the event the applicable Company Shareholder Meeting is scheduled to occur within such ten (10) Business Day period, prior to the fifth (5th) Business Day prior to the applicable Company Shareholder Meeting) after (1) Bidco so requests in writing (provided that Bidco may only make such request (x) once per Acquisition Proposal and (y) once if no Acquisition Proposal has been publicly disclosed) or (2) an Acquisition Proposal is publicly announced or disclosed or (ix) resolve or agree to do any of the foregoing (any of the foregoing clauses (iv)-(viii) or clause (ix) (to the extent relating to clauses (iv)-(viii), a “Company Adverse Recommendation Change”)); provided, that, anything to the contrary set forth in this Agreement notwithstanding, the Company or any of its Representatives may, in response to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request from a Third Party (1) seek to clarify the terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request (including by requesting that an oral communication be made in writing) for purposes of determining if such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request constitutes, or would reasonably be expected to lead to, a Superior Proposal, (2) inform such Third Party or its Representative of the restrictions imposed by the provisions of this Section 6.2 or (3) grant waivers, amendments or releases under any standstill restriction in effect on the date hereof to the extent necessary to allow such Third Party to make a confidential Acquisition Proposal, in the case of this clause (3), solely if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. The Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, cease immediately any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Acquisition Proposal or with respect to any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal and shall promptly (but no later than two (2) Business Days after the date hereof) instruct any such Third Party (and any of its Representatives) in possession of confidential information about the Company Group that was furnished by or on behalf of the Company Group or its Representatives in connection with such discussions or negotiations to return or destroy all such information promptly after the date of this Agreement in accordance with the relevant confidentiality agreement between the Company and such Third Party.

(b)         The foregoing notwithstanding, if at any time prior to the receipt of the Company Shareholder Approvals (the “Company Approval Time”), the Company Board receives a written Acquisition Proposal made after the date of this Agreement that has not resulted from a breach of Section 6.2(a), the Company Board, directly or indirectly through its Representatives, may, if the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, subject to compliance with Section 6.2(c), (A) engage in negotiations or discussions with such Third Party and its Representatives and financing sources regarding such Acquisition Proposal and (B) furnish to such Third Party and its Representatives and financing sources information relating to the Company Group pursuant to an Acceptable Confidentiality Agreement; provided, that all such information (to the extent that such information has not been previously provided or made available to Bidco or its Representatives) is provided or made available to Bidco or its Representatives, as the case may be, substantially concurrently with (and no later than twenty-four (24) hours after) the time it is provided or made available to such Third Party.

(c)          The Company shall notify Bidco as promptly as reasonably practicable (but in no event later than forty-eight (48) hours) after receipt by the Company or any of its Subsidiaries or any of its or their external advisors of any Acquisition Proposal or any request for information relating to the Company Group in connection with any such Acquisition Proposal, which notice shall be provided in writing and shall identify the material terms and conditions of any such Acquisition Proposal and the identity of the Person(s) making such Acquisition Proposal (and include an unredacted copy of such Acquisition Proposal) or where such Acquisition Proposal is not in writing, a description of the terms thereof.  The Company shall thereafter (i) keep Bidco reasonably informed, on a reasonably current basis, of any material developments, discussions (including material oral communications relating to the terms and conditions of any Acquisition Proposal), negotiations, or changes in the status and details (including any changes to the type and amount of consideration) of any such Acquisition Proposal and (ii) as promptly as practicable (but in no event later than forty-eight (48) hours after receipt or delivery, as applicable) provide to Bidco a description and unredacted copies of all the material financial and other terms and conditions of such Acquisition Proposal and any and all unredacted proposals, indications of interest, draft Contracts or other documents, exchanged between the Company or any of its Subsidiaries or Representatives and the Person(s) making such Acquisition Proposal or any of its Affiliates or its or their Representatives.

(d)          Anything to the contrary in Section 6.2(a) notwithstanding, prior to the Company Approval Time, if the Company Board receives a written Acquisition Proposal made after the date of this Agreement that has not resulted from a breach of Section 6.2(a) and the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action in response to such Superior Proposal would be inconsistent with its fiduciary duties under Applicable Law, the Company Board (or any committee thereof) may, subject to compliance with this Section 6.2(d), (i) make a Company Adverse Recommendation Change or (ii) terminate this Agreement in accordance with Section 9.1(d)(ii); provided, that (A) the Company shall first notify Bidco in writing at least five (5) Business Days before taking such action that the Company intends to take such action, which notice shall include an unredacted copy of such proposal and, if any, a copy of any financing commitments (in the form provided to the Company) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the Person(s) making any such Acquisition Proposal), (B) the Company and its Representatives shall negotiate in good faith with Bidco and its Representatives during such five (5) Business Day notice period, to the extent Bidco wishes to negotiate and make itself reasonably available to negotiate, to enable Bidco to propose revisions to the terms of this Agreement, (C) upon the end of such notice period, the Company Board (or any committee thereof) shall have considered in good faith any revisions to the terms of this Agreement committed to in a binding written proposal by Bidco and the Company Board (or any committee thereof) shall have determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Superior Proposal would nevertheless continue to constitute a Superior Proposal if such revisions proposed by Bidco were to be given effect and that the failure to make such Company Adverse Recommendation Change or to terminate this Agreement in response to such Superior Proposal would continue to be inconsistent with its fiduciary duties under Applicable Law, (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Bidco an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be three (3) Business Days (instead of five (5) Business Days), during which time the Company shall be required to comply with the requirements of this Section 6.2(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso and (E) the Company has complied in all material respects with its obligations under this Section 6.2.

(e)          Anything to the contrary in Section 6.2(a) notwithstanding, at any time prior to the Company Approval Time, the Company Board (or any committee thereof) may make a Company Adverse Recommendation Change of the type described in clauses (v), (vi), (viii) or (ix) (to the extent relating to the foregoing clauses (v), (vi) or (viii)) of the definition thereof in response to an Intervening Event if the Company Board (or any committee thereof) determines in good faith, after consultation with its outside legal counsel that the failure to make such Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law; provided, that, prior to taking such action (i) the Company shall first notify Bidco in writing at least five (5) Business Days before taking such action that the Company intends to take such action, which notice shall include a reasonably detailed description of such Intervening Event (including the facts and circumstances providing the basis for the determination by the Company Board (or any committee thereof) to effect such Company Adverse Recommendation Change), (ii) the Company and its Representatives shall negotiate in good faith with Bidco and its Representatives during such five (5) Business Day period, to the extent Bidco wishes to negotiate and make itself reasonably available to negotiate, to enable Bidco to propose revisions to the terms of this Agreement, (iii) the Company and its Representatives shall provide to Bidco and its Representatives all applicable information with respect to such Intervening Event reasonably requested by Bidco to permit it to propose revisions to the terms of the Agreement, and (iv) upon the end of such notice period, the Company Board (or any committee thereof) shall have considered in good faith any such revisions to the terms of this Agreement committed to in a binding written proposal by Bidco and the Company Board (or any committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to make such Company Adverse Recommendation Change in response to such Intervening Event would continue to be inconsistent with its fiduciary duties under Applicable Law.

(f)          Nothing contained in this Section 6.2 shall prevent the Company Board (or any committee thereof) from making any disclosure to the Company Shareholders or beneficial owners of the Company that is required by Applicable Law; provided, however, that any such disclosure that constitutes a Company Adverse Recommendation Change shall be subject to the provisions of this Section 6.2 with respect thereto.

Section 6.3          Transaction Litigation.  The Company shall promptly (and in any event, within two (2) Business Days) notify Bidco in writing of any shareholder demands or Actions (including derivative claims) commenced against any member of the Company Group and/or their respective directors or officers relating to any Scheme Documentation or the Transaction (collectively, “Transaction Litigation”) and shall keep Bidco informed on a reasonably current basis regarding any Transaction Litigation, including with respect to any proposed strategy or significant decisions related thereto (including by promptly furnishing to Bidco and its Representatives such information relating to such Transaction Litigation as may reasonably be requested by Bidco and that would not reasonably be expected to result in the waiver of attorney client or other applicable legal privilege); provided, that the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent that does not result in a loss of such legal privilege and in the event that the Company or any of its Subsidiaries does not provide access or information in reliance on this clause, the Company shall provide notice to Bidco that information is being withheld.  Other than to the extent such Transaction Litigation relates to an Acquisition Proposal in respect of which the Company determines the Company and Bidco have adverse interests, the Company shall (i) give Bidco the opportunity to consult with it regarding the defense and settlement of any Transaction Litigation, (ii) give Bidco the opportunity to review and comment on filings and responses related to any Transaction Litigation and consider in good faith Bidco’s comments, (iii) consider in good faith Bidco’s advice with respect to such Transaction Litigation and (iv) give Bidco the opportunity to participate (at Bidco’s expense) in (but not control) the defense and settlement of such Transaction Litigation.  Prior to the Effective Time, no member of the Company Group shall settle or offer to settle any Transaction Litigation without the prior written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.4           Access to Information.

(a)          On reasonable notice, during normal business hours during the Interim Period, the Company shall, and shall cause the other members of the Company Group (subject to Section 6.1(e)) to, (i) afford to each member of the Bidco Group, its Affiliates and its and their Representatives reasonable access to each member of the Company Group’s properties, offices, personnel, Contracts, books and records, and all other information concerning its businesses, properties and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in Section 6.2, to any Acquisition Proposal), in each case, as any member of the Bidco Group, its Affiliates or its and their Representatives (as applicable) reasonably requests in anticipation or in furtherance of the consummation of the Transaction and any other transaction contemplated by this Agreement (including for integration planning purposes) and in a manner so as to not unreasonably interfere with the normal business operations of the Company Group, and (ii) instruct its pertinent Representatives to reasonably cooperate with the Bidco Group, its Affiliates and its and their Representatives in their review of any such information provided or made available pursuant to this Section 6.4(a), provided that:

(i)         the Company Group shall not be required to provide such access or disclosure of information if it (1) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (2) would contravene any Applicable Law or confidentiality agreement with a Third Party entered into prior to the date hereof or after the date hereof in the ordinary course of business, (3) would result in the disclosure of any valuations of the Company in connection with the Transaction or any other strategic alternatives or (4) would be for the purpose of disclosure of such information in any Action between the Parties; provided, that, in the case of clauses (1) through (3), the Company shall, and shall cause the other members of the Company Group (subject to Section 6.1(e)) to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including using commercially reasonable efforts to (x) obtain any required consent from any Third Party, (y) redact such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract in effect on the date of this Agreement or after the date of this Agreement and (C) as necessary to address reasonable attorney-client, work-product or other privilege or confidentiality concerns and to provide any such access or information to the Bidco Group, its Affiliates and their Representatives and (z) enter into joint defense agreements that would reasonably allow the Company Group to provide such information to the Bidco Group, its Affiliates and their Representatives);

(ii)        any physical access to the properties, offices, personnel or other information of the Company Group may be limited to the extent the Company in good faith determines, in light of COVID-19 or any COVID-19 Measures, that such access would reasonably be expected to jeopardize the health and safety of any employee of the Company Group (provided, that the Company shall, and shall cause the other members of the Company Group (subject to Section 6.1(e)) to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without jeopardizing the health and safety of such employees or violating such COVID-19 Measures);

(iii)        neither Bidco nor any of its Affiliates or Representatives shall use any information obtained pursuant to this Section 6.4 for any purpose unrelated to the consummation of the Transaction; and

(iv)       nothing in this Section 6.4 shall be construed to require the Company Group or any of their Representatives to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available or permit any invasive testing or sampling; provided, that the foregoing shall not restrict any member of the Bidco Group or its Affiliates’ and their respective Representatives’ ability to access the properties of the Company Group to complete Phase I Environmental Site Assessments at Bidco’s sole cost and expense.

(b)         All information furnished pursuant to this Agreement shall be subject to Section 7.13.  No investigation or information provided pursuant to this Section 6.4 shall affect or be deemed to modify any representations or warranties of the Company in Article IV or the closing certificate delivered pursuant to Section 8.2(d) or the conditions set forth in Section 8.2(b) or the termination right set forth in Section 9.1(c)(ii) related thereto.

Section 6.5          Payoff Letters.  The Company shall, and shall cause each of its Subsidiaries to (i) (A)  obtain customary payoff letters and lien release documentation (the “Credit Agreement Payoff Letters”) from the existing holders of Indebtedness outstanding under the Payoff Indebtedness – Credit Facilities providing for the payoff, discharge and termination of such Payoff Indebtedness – Credit Facilities on the Closing Date, (B) upon Bidco’s request, deliver any conditional call notice required pursuant to the documents governing the Green Senior Notes and the Note Issuance Facility 2020 to permit the redemption of all notes outstanding thereunder on the Closing Date, or such later date as may be specified by Bidco (it being understood that Bidco’s request shall be delivered to the Company at least five (5) Business Days prior to the commencement date of the applicable minimum notice period required thereunder for a redemption to occur on the Closing Date or such later date) and (C) with respect to Payoff Indebtedness not described in clauses (i)(A) and (i)(B) hereof (other than the Green Exchangeable Notes), use reasonable best efforts to (x) other than to the extent waived by Bidco in its sole discretion, obtain customary payoff letters and lien release documentation from the existing holders of such Indebtedness providing for the payoff, discharge and termination of such Payoff Indebtedness on the Closing Date, (y) upon Bidco’s request, to the extent permitted therein, deliver any conditional call notice pursuant to the documents governing such Indebtedness to permit the redemption of such Indebtedness outstanding thereunder on the Closing Date, or such later date as may be specified by Bidco (it being understood that Bidco’s request shall be delivered to the Company at least five (5) Business Days prior to the commencement date of the applicable minimum notice period required thereunder for a redemption to occur on the Closing Date or such later date), or (z) with respect to the Payoff Indebtedness listed in Section 6.5 of the Company Disclosure Schedule, obtain any consents necessary for such Payoff Indebtedness to remain in place following Closing; provided that if such consents cannot be obtained (or if Bidco waives the foregoing requirement to obtain such consents with respect to any such Payoff Indebtedness), the Company shall use reasonable best efforts to obtain customary payoff letters and lien release documentation for such Payoff Indebtedness, (ii) deliver all material notices in connection with any Payoff Indebtedness, and (iii) use reasonable best efforts to take all other actions reasonably requested by Bidco that are required in accordance with the terms thereof for the termination of all commitments outstanding under all Payoff Indebtedness (other than the Green Exchangeable Notes), the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of any guarantees provided in connection therewith as of the Closing Date.  The Company shall, and shall cause its Subsidiaries to, provide to Bidco not later than five (5) Business Days prior to the Closing Date drafts of each Credit Agreement Payoff Letter and related payoff and lien release documentation for any other Payoff Indebtedness contemplated by this Agreement to be paid in full and/or retired in connection with the Closing.  Anything to the contrary set forth in this Agreement notwithstanding, (i) in no event shall this Section 6.5 require the Company or any of its Subsidiaries to (x) cause the termination or repayment of any Payoff Indebtedness to be effective unless the Closing shall have occurred (including the delivery of call or redemption notices that are not conditional or that are irrevocable pursuant to the terms of the applicable Payoff Indebtedness), or (y) incur any Liability in connection with the terminations of any such Payoff Indebtedness that is effective prior to the occurrence of the Closing, and (ii) Bidco shall pay, or cause payment to be made, to each holder of the Payoff Indebtedness pursuant to the Credit Agreement Payoff Letters and other payoff and lien release documentation for any Indebtedness contemplated by this Agreement to be paid in full and/or retired in connection with the Closing. The Company shall not, and shall cause each of its Subsidiaries not to, cause additional letters of credit to be issued pursuant to the Santander Agreement and shall use, and cause each of its Subsidiaries to use, commercially reasonable efforts to ensure that the current letter of credit issued thereunder is not drawn, in each case on or prior to Closing.

Section 6.6          Termination of Affiliate Agreements.  The Company shall, and shall cause each other member of the Company Group and their respective Affiliates to, terminate all agreements set forth on Section 6.6 of the Company Disclosure Schedule, effective as of the Effective Time, without any further right, obligation or Liability of any Person thereunder or any member of the Bidco Group, any ECP Entity or any of their Affiliates, and provide evidence thereof in form and substance reasonably satisfactory to Bidco.

Section 6.7          Other Transactions.

(a)          Subject to the consents set forth in Section 6.7 of the Company Disclosure Schedule having been unconditionally obtained, the Company shall and shall procure that its Subsidiaries shall, as promptly as practicable after the condition set forth in Section 8.1(b) is satisfied and in any event no later than one (1) day prior to the Closing, (i) cause each of ASUSHI Inc., a Delaware corporation (“ASUSHI”), and ASHUSA Inc., a Delaware corporation (“ASHUSA”), to either (1) merge with and into Atlantica North America LLC, a Delaware limited liability company (“ANA”), with ANA being the surviving corporation in each such merger or (2) convert into a Delaware limited liability company, and, immediately following such mergers or conversions, (ii) cause all interest due from ANA to the Company to be paid or capitalized from ANA to the Company and thereafter contribute to ANA all receivables owed to the Company from ANA as a contribution to the capital in ANA (or as a contribution in exchange for shares of ANA) (the transactions described in (i) and (ii) being “Restructuring Transactions”).  At least fifteen (15) Business Days prior to the date on which the Court Hearing is scheduled to take place, the Company shall ascertain whether ASUSHI and ASHUSA are “solvent” (i.e., whether the fair market value of each such company’s assets exceeds the amount of its liabilities) and, in the event that either company is or may not be solvent, the Company shall notify Bidco and shall use commercially reasonable efforts to take such actions as may be reasonably requested by Bidco to cure such insolvency or enable the Restructuring Transactions to be effected in another manner; provided that the Company shall not be obliged, prior to the condition set forth in Section 8.1(b) being satisfied, to incur any incremental costs or expenses that are not assumed by or reimbursed by Bidco.  Any Restructuring Transactions shall be undertaken in the manner (including in the order) specified by Bidco.  Bidco shall use commercially reasonable efforts to provide draft documentation to implement a Restructuring Transaction reasonably in advance of the date on which the Court Hearing is scheduled to take place (and in any event at least five (5) Business Days prior to the such date).  In furtherance of the foregoing, the Company shall, and shall cause its Representatives to, work in good faith with Bidco and its Representatives to prepare for and, subject to the condition set forth in Section 8.1(b) being satisfied, implement the Restructuring Transactions.

(b)          Bidco shall, promptly upon request by the Company, reimburse the Company and its Affiliates for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to this Section 6.7.  If this Agreement is terminated in accordance with its terms following the completion of any of the transactions specified in this Section 6.7 and without Closing having occurred, Bidco shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against (i) the excess, if any, of the amount of Taxes actually imposed on the Company and its Subsidiaries over the amount of Taxes that would have been imposed on the Company and its Subsidiaries if such transactions had not occurred and (ii) all other reasonable and documented out-of-pocket losses, claims, liabilities, damages and expenses (other than Taxes, which are addressed in the preceding clause (i) but including incremental Taxes arising from the Company or its Subsidiaries reversing any such transactions following such termination), in each case to the extent arising out of such transactions or from reversing any such transaction.

Section 6.8          Company Dividend

(a)          . To the extent the Company has funds legally available, from the date of this Agreement through the Closing, the Company Board shall, unless the Company Board determines that it would be inconsistent with its fiduciary duties under Applicable Law, in the ordinary course of business, declare, authorize and establish a record date and payment date (which dates shall be substantially consistent with the record and payment dates for the prior calendar year quarterly dividend) for the payment by the Company of regular quarterly cash dividends at a rate of $0.445 per Company Share per quarter. If the Closing occurs after the record date but before the otherwise scheduled or anticipated payment date for the applicable quarterly dividend, such payment date shall be revised to occur at or prior to the Closing.

Section 6.9          Treatment of Letter Agreement. Without Bidco’s prior written consent, the Company will not, and will cause its Representatives not to, amend, waive, supplement, modify or terminate the Letter Agreement.

ARTICLE VII

COVENANTS OF THE COMPANY AND BIDCO

Section 7.1          Efforts, Filings, Consents and Approvals

(a)          Subject to the terms and conditions of this Agreement, the Parties shall, and shall cause their Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transaction as promptly as reasonably practicable, including (i) in accordance with Section 7.1(b), preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all Filings as are necessary, proper or advisable to consummate the Transaction, (ii) in accordance with Section 7.1(b), using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Clearances from any Governmental Authority that are necessary, proper or advisable to consummate the Transaction and to make an appropriate response as promptly as reasonably practicable to any request for additional information or documentary material pursuant to the HSR Act or any other Regulatory Law, and (iii) cooperating with the other Party in its efforts to comply with its obligations under this Agreement.  This Section 7.1 shall not apply with respect to Filings with or the Consents of the Court to implement the Scheme of Arrangement, which shall be dealt with exclusively in accordance with Article III, or any Tax matters (or Filings in connection therewith), which shall be dealt with exclusively in accordance with Section 7.8.

(b)          Except as otherwise required by Applicable Laws, Bidco shall, upon consultation with the Company and its counsel, where Bidco shall consider all reasonable comments from the Company and its counsel, determine the strategy to obtain the Clearances, including the (i) strategy to obtain any Clearance of, respond to any request from, inquiry or investigation by, and all meetings and communications (including any negotiations) with, any relevant Governmental Authority and (ii) defense and settlement of any Action brought by or before any relevant Governmental Authority.  Each Party shall, and each shall cause its Affiliates to, make as promptly as reasonably practicable, and in any event within thirty (30) days after the date of this Agreement (unless otherwise agreed in writing), (x) an appropriate filing of a notification and report form pursuant to the HSR Act, (y) all Filings (or the drafts thereof) other than the CFIUS Notice that are necessary to obtain the Clearances, and (z) all other Filings (or drafts thereof) with all Governmental Authorities that are necessary under this Agreement or Applicable Law (including under applicable Regulatory Laws) to consummate and make effective the Transaction.  The Parties shall jointly prepare and submit to CFIUS (A) as promptly as reasonably practicable after the date of this Agreement, a pre-filing draft of the CFIUS Notice and (B) as promptly as reasonably practicable after receipt of any questions or comments from CFIUS staff on the draft CFIUS Notice (or receipt of confirmation that the CFIUS staff have no such questions or comments), the final CFIUS Notice, in each case, pursuant to the DPA.

(c)          Subject to Applicable Laws relating to the sharing of information and the terms and conditions of Section 7.13, each Party shall, and shall cause its Affiliates to, cooperate and consult with the other Party in connection with the making of all Filings pursuant to this Section 7.1, and shall keep the other Party apprised on a current basis of the status of matters relating to the completion of the Transaction, including: (i) (A) as far in advance as practicable, notifying the other Party of, and providing the other Party with an opportunity to consult with respect to, any Filing or material communication or inquiry that it or any of its Affiliates intends to make with any Governmental Authority (or any material communication or inquiry that it or any of its Affiliates intends to make with any Third Party in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other Party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review (other than any Filing under the HSR Act), and considering in good faith the comments of the other Party and its Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other Party with a copy of any such Filing (other than any Filing under the HSR Act), material communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other Party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, that it or any of its Affiliates receives from any Governmental Authority (or any communication or inquiry that it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other Party in exchanging such information and providing such other assistance as the other Party may reasonably request in connection with this Section 7.1.  Each Party shall notify and consult with the other Party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, Action (including the settlement of any Action) or other inquiry regarding the Transaction and, to the extent not prohibited by such Governmental Authority, enable the other Party or its counsel to participate.  Bidco and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only”.  Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Bidco or the Company, as the case may be) or its legal counsel; provided, that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of Bidco or the Company, (ii) as necessary to comply with contractual obligations or Applicable Law and (iii) as necessary to avoid privilege waiver, and provided, further, that Bidco shall not be required to provide the Company with the “personal identifier information” described at 31 C.F.R. § 800.502(c)(5)(vi)(B) and required as part of the CFIUS Notice.

(d)          In furtherance of the foregoing, the Parties shall, and shall cause their Affiliates to, use their reasonable best efforts to defend through litigation on the merits, including appeals, any Action by any Governmental Authority challenging the Transaction, in order to avoid entry of, or to have vacated or terminated, any Order that would prevent the Transaction from occurring by the End Date.  Anything to the contrary contained in this Agreement notwithstanding, in no event shall any member of the Bidco Group, any ECP Entity, any current or prospective investors in or partners of any ECP Entity or any of their respective Affiliates be required to offer, propose, negotiate, agree to, commit to or effect, by undertaking, consent agreement, hold separate agreement or otherwise, (A) the sale, divestiture, licensing or disposition of all or any part of the businesses, assets, or interests of the Company Group, any member of the Bidco Group, any ECP Entity or any current or prospective investors in or partners of any ECP Entity or any of their respective Affiliates; (B) the termination of any existing contractual rights, relationships or obligations, or the entry into or amendment of any licensing arrangements; (C) the taking of any action that would limit the freedom of action of, or impose any other requirement on, any member of the Bidco Group, any ECP Entity or any current or prospective investors in or partners of any ECP Entity or any of their respective Affiliates with respect to the ownership, operation, conduct or management of any business, assets or interests of the Company Group, any member of the Bidco Group, any ECP Entity or any current or prospective investors in or partners of any ECP Entity or any of their respective Affiliates; or (D) any other remedial action, condition, commitment or undertaking whatsoever of any kind (any of the actions described in the foregoing clauses (A) through (D), a “Remedy Action”), except to the extent that such Remedy Action (1) does not involve any businesses, assets, interests, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of the Bidco Group, any ECP Entity, any current or prospective investors in or partners of any ECP Entity or any of their respective Affiliates, (2) with respect to any business, operations, assets and properties of the Company Group in the United States, would not, and would not reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, assets, properties, Liabilities, operations or condition (financial or otherwise) of the Company Group in the United States and (3) with respect to any business, operations, assets and properties of the Company Group outside the United States, would not have a Company Material Adverse Effect.  The Company shall not, and shall cause its Affiliates not to, offer, propose, negotiate, agree to, commit to, effect or take any Remedy Action, or defend, litigate or appeal any Action or Order, without the prior written consent of Bidco (provided however, nothing herein shall prevent the Company, its Affiliates or its Representatives from suggesting offers or proposals with respect to Remedy Actions to Bidco, its Affiliates and its Representatives), and the Company shall, and shall cause its Affiliates to, offer, propose, negotiate, agree to, commit to, effect or take any Remedy Action, and defend, litigate or appeal any Action or Order, if so directed by Bidco.

Section 7.2          Employee Matters.

(a)          The Parties shall, and shall cause their respective Subsidiaries to, cooperate to take such steps as are reasonably necessary to comply with any requirement to inform, consult with or otherwise notify any employees of the Company or any of its Subsidiaries and any Employee Representatives (as applicable) in relation to the consequences of the Transaction, whether required pursuant to any collective bargaining agreement or Applicable Law, and Bidco shall timely provide such information as may be reasonably requested by the Company in sufficient time to enable the Company and its applicable Subsidiaries to meet such requirements.

(b)          In addition to any requirements under Applicable Law, from the Closing Date through the one (1) year anniversary of the Closing Date (the “Benefits Continuation Period”), Bidco shall provide, or shall cause any of its Subsidiaries or the Company to provide, to each individual who is employed by the Company and its Subsidiaries immediately prior to the Effective Time (each, an “Affected Employee”), while such individual continues to be employed by the Company, Bidco or any of its Subsidiaries (including Subsidiaries of the Company) during the Benefits Continuation Period (i) an annual base salary or wage rate that is not less than the annual base salary or wage rate provided to such Affected Employee immediately prior to the Effective Time, (ii) an annual cash bonus opportunity (excluding equity or equity-based incentives and any specific performance goals) that is no less favorable than the annual cash bonus opportunity provided to such Affected Employee immediately prior to the Effective Time, (iii) a long-term incentive opportunity that is no less favorable than the annual long-term incentive award opportunity (excluding vesting terms and conditions) provided to such Affected Employee immediately prior to the Effective Time, provided, that, any long-term incentive compensation opportunity, or portion thereof, may be provided in the form of cash rather than equity, as determined in Bidco’s sole discretion, (iv) severance payments and benefits that are no less favorable than the severance payments and benefits applicable to such Affected Employee in the event of a termination of employment occurring immediately prior to the Effective Time, and (v) other employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based compensation, change in control or retention bonuses, incentive arrangements, and post-termination or retiree health or welfare benefits) that are no less favorable in the aggregate than such benefits provided to such Affected Employee immediately prior to the Effective Time (subject to the same exclusions).

(c)          With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the Effective Time (the “New Company Plans”), Bidco shall provide, or shall cause any of its Subsidiaries or the Company to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the Effective Time to the extent satisfied or waived under a comparable Benefit Plan, (ii) recognize service of Affected Employees (to the extent credited by the Company or its Subsidiaries in any comparable Benefit Plan) accrued prior to the Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Company Plan in which such Affected Employees may be eligible to participate after the Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, cause to be credited, in any New Company Plan that is a health or welfare plan in which Affected Employees participate in the calendar year in which the Effective Time occurs, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s beneficiaries and dependents during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Company Plan that occurs prior to such Affected Employee’s commencement of participation in such New Company Plan with the objective that there be no double counting during the first (1st) year of eligibility of such deductibles or out-of-pocket expenses.  To the extent applicable, upon any transition to New Company Plans or any employee benefit plans of Bidco or any of its Affiliates that provide for severance benefits that are based on service credit, Affected Employees shall be credited with service accrued prior to the Effective Time for all relevant purposes under such plan(s).

(d)          Nothing contained in this Section 7.2 or elsewhere in this Agreement, express or implied (i) shall cause either Bidco or any of its Affiliates, or the Company, to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the Effective Time, (ii) shall prevent the Company, Bidco or its Affiliates from revising, amending or terminating any Benefit Plan, any employee benefit plan of Bidco or any of its Affiliates or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Benefit Plan, any employee benefit plan of Bidco or any of its Affiliates or any other employee benefit plan, program or policy in effect from time to time, (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual) or (v) shall prejudice or limit the operation of any Applicable Laws or contractual obligations in relation to the terms and conditions of employment of the Affected Employees.

Section 7.3          Public Announcements.  The initial publication concerning this Agreement and the Transaction shall be the Announcement in the form agreed on by the Company and Bidco.  Following such initial Announcement, Bidco and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the Transaction and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (including the SEC or Nasdaq), and shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that the restrictions set forth in this Section 7.3 shall not apply to any release or public statement (a) in connection with an Acquisition Proposal or a Company Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties regarding this Agreement or the Transaction or (c) to the extent the information contained therein substantially reiterates previous releases, public disclosures or public statements made by the Company and/or Bidco in compliance with this Section 7.3.  Notwithstanding the foregoing (or anything to the contrary in Section 7.13), nothing in this Agreement shall restrict the ability of Bidco or any of its Affiliates from making disclosures regarding this Agreement and the transactions contemplated hereby, including the Transactions and the Scheme of Arrangement, to any ECP Entity, any current or prospective investors in or partners of any ECP Entity, any current or prospective general or limited partners, equityholders, members, managers, investors and lenders of the Bidco Group or any of their Affiliates, in each case, who are subject to customary confidentiality restrictions.

Section 7.4          Director and Officer Liability.

(a)          Bidco agrees that, to the fullest extent permitted under Applicable Law, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as at the date of this Agreement in favor of the current or former directors and officers of the Company or its Subsidiaries as provided in their respective articles of association or other organizational documents or in any agreement or deed of indemnity shall survive the Transaction and shall continue in full force and effect in accordance with their terms.  For a period of six (6) years from the Effective Time, to the fullest extent permitted under Applicable Law, Bidco shall cause the Company and its Subsidiaries to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the articles of association or similar organizational documents of the Company and its Subsidiaries in effect as at the date of this Agreement (and which have been provided to Bidco prior to the date hereof) or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors or officers in effect as at the date of this Agreement (and which have been provided to Bidco prior to the date hereof), and to the fullest extent permitted under Applicable Law shall not permit the Company or any of its Subsidiaries to amend, repeal or otherwise modify any such provisions or any such indemnification agreements or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of the Company or its Subsidiaries in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.  Following the Closing, Bidco shall cause the Company to comply with the terms of this Section 7.4(a).

(b)          Bidco shall indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current or former director or officer of the Company or any of its Subsidiaries or each Person who has served as a manager, director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”), in each case to the same extent such Indemnified Party is entitled to indemnification as of the date of this Agreement against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the same extent such Indemnified Party is entitled to expense advancement and/or reimbursement as of the date of this Agreement; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with Applicable Law and the applicable Company Group Organizational Documents, as applicable, to repay such amounts if it is ultimately determined by a court that such Person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (including, in each case, any VAT, but only to the extent that such VAT is not recoverable) in connection with any actual or threatened Action, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time (including acts or omissions in connection with (x) such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request of the Company or (y) the Transaction).

(c)          The Company shall, prior to the Effective Time, purchase a six (6)-year pre-paid “tail policy” providing insurance coverage, benefits and terms no less favorable, in the aggregate, to the Indemnified Parties than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time; provided, however, that the premium for such tail policy or policies shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by the Company to maintain its existing directors’ and officers’ liability insurance and fiduciary liability insurance.

(d)          In the event that after the Effective Time (i) Bidco, the Company or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Bidco or any of their respective successors or assigns dissolves the Company, then, and in each such case, proper provision shall be made so that the successors and assigns of Bidco or the Company, as applicable, shall assume all of the obligations thereof set forth in this Section 7.4.

(e)          The obligations of Bidco under this Section 7.4 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 7.4 applies without the consent of such Indemnified Party.  It is expressly agreed that, any other provision of this Agreement that may be to the contrary notwithstanding, (i) the Indemnified Parties to whom this Section 7.4 applies shall be third-party beneficiaries of this Section 7.4, and (ii) this Section 7.4 shall survive consummation of the Transaction and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Bidco and its successors and assigns.

Section 7.5          Notices of Certain Events.  The Company shall give prompt notice to Bidco, and Bidco shall give prompt notice to the Company, (a) of any notice or other communication received by such Party from any Governmental Authority or from any other Person alleging that the consent of such Person is or may be required in connection with the Transaction or the Scheme of Arrangement, (b) of any Action commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries in connection with the Transaction or the Scheme of Arrangement or (c) the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VIII not being able to be satisfied prior to the End Date; provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter in the Company Disclosure Schedule or Bidco Disclosure Schedule, as applicable, or otherwise limit or affect the remedies available hereunder to any Party.  The failure to deliver any such notice shall not affect any of the conditions set forth in Article VIII or give rise to any right to terminate under Article IX.

Section 7.6          Stock Exchange Delisting.  Each of the Company and Bidco agrees to cooperate with the other Party in taking, or causing to be taken, all actions reasonably necessary to delist each Company Share from the Nasdaq and terminate its registration under the Exchange Act; provided, that such delisting and termination shall not be effective until the Closing.

Section 7.7          Switching.  Bidco may not elect to implement the acquisition of the entire issued share capital of the Company as contemplated by this Agreement by means of a takeover offer within the meaning of Section 974 of the Companies Act at any time without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.8           Tax Matters.

(a)          The Company and Bidco shall (and shall, in the case of the Company, procure that each of its Subsidiaries and its and their Representatives shall and, in the case of Bidco, procure that any other member of the Bidco Group and its and their respective Representatives shall) provide such assistance and information as such other Party may reasonably request in connection with any matters relating to Tax in respect of the Transaction, including in respect of any Tax rulings, clearances or consents that any such Party may consider necessary or desirable in connection with the Transaction (including in connection with, but not limited to: (i) any UK stamp duty or stamp duty reserve tax; (ii) any Peruvian change of control or other similar taxes; (iii) filings required to be made with the California Board of Equalization or the San Bernadino County and Inyo County assessors; and (iv) any real estate transfer tax applicable in California).  Unless otherwise agreed to between the Parties, Bidco shall, as soon as reasonably practicable after the date hereof and in any event prior to the Closing, obtain confirmation from His Majesty’s Revenue & Customs that the Court Order shall not be subject to UK stamp duty or stamp duty reserve tax on the basis that the Court Order will not be the principal instrument of transfer (and in connection therewith, will provide an undertaking to His Majesty’s Revenue & Customs that Bidco will pay all applicable UK stamp duty on the relevant instrument or instruments of transfer).

(b)          Except to the extent otherwise specified, all sums payable pursuant to this Agreement shall be exclusive of any VAT and if VAT is properly chargeable, it shall be payable by the recipient of the supply (in addition and at the same time as the consideration for such apply) at the appropriate rate against the issue of a VAT invoice.

Section 7.9          Third-Party Consents.  The Company shall use its reasonable best efforts to make or obtain at the earliest practicable date following the date of this Agreement the notices, consents, approvals or waivers of any Third Party (other than a Governmental Authority under a Regulatory Law which is covered in Section 7.1) required to consummate the Transaction, including any Contract set forth in Section 7.9 of the Company Disclosure Schedule (other than the Payoff Indebtedness which is covered in Section 6.5); provided, however, that no Party shall be obligated to pay any consideration to any Third Party from whom a consent, approval or waiver is requested, other than payments of immaterial amounts or amounts otherwise due to such party under the applicable Contract, or accept any material adverse conditions or obligations in connection therewith, and, for the avoidance of doubt, that no such consents, approvals or waivers shall constitute a condition to the obligations of Bidco to consummate the Transaction.

Section 7.10       Standstill.  From the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with Section 9.1, Bidco shall not, and shall cause its Subsidiaries, Affiliates and Representatives to not, alone or jointly, by any manner carry out any of the following actions on behalf of Bidco or any of its Subsidiaries or Affiliates (other than (w) where Bidco or any of its Subsidiaries or Affiliates and their Representatives are carrying out any steps to implement this Agreement, the Transaction and the Scheme of Arrangement, (x) any actions otherwise permitted under the terms of this Agreement (including, for the avoidance of doubt, taking actions and exercising rights under Section 6.2 and Section 7.3), (y) any actions that result in changes in the (including new) direct or indirect equity ownership of, or direct or indirect investments in, any member of the Bidco Group or any ECP Entity or (z) with the Company’s prior written consent): (a) directly or indirectly acquire (or agree to, or offer to, or receive an option to, acquire), by purchase or otherwise, any interest (or rights or options to acquire interests), including any ownership or voting rights, in any shares or loans, debt securities or equity securities of the Company, or any derivatives referenced to such shares or financial instruments (including, without limitation, by means of a tender offer, exchange offer or scheme of arrangement); (b) effect any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the Company or any of its Subsidiaries; (c) knowingly instigate any Third Party to do, or enter into any discussions or agreements with any Third Party with respect to, any of the actions set forth in this Section 7.10; (d) make any public proposal with respect to any change in the Company Board, the Company’s management, or the board of directors or management of any Subsidiary of the Company, or solicit, make, effect, initiate, or, in any way, participate in the solicitation of, any proxies with respect to any Company Group Securities or call or seek to have called any meeting of the Company Shareholders; (e) form, join or participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any Company Group Securities or otherwise initiate or engage in any discussions, negotiations, arrangements or understandings with any third party with respect to the foregoing; or (f) make any public announcement, or knowingly encourage a Third Party to make any public announcement, with respect to this Agreement, the Transaction, or the Scheme of Arrangement, or take any action which would reasonably be expected to require the Company, Bidco or any of their respective Affiliates to make a public announcement regarding any of the actions set forth in this Section 7.10.

Section 7.11          Financing.

(a)          Bidco shall, and shall cause its respective Subsidiaries, and the Equity Investors to use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms set forth in the Financing Documents, as promptly as practicable, including, but not limited to (i) maintain (and cause the Equity Investors to maintain) in full force and effect and comply with the Financing Documents and, to the extent entered into prior to the Closing, the definitive agreements relating to the Financing in a timely and diligent manner (subject to Bidco’s or Bidco’s right to replace, restate, supplement, modify, assign, substitute, waive or amend the Financing Documents in accordance herewith), (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (such definitive agreements, the “Definitive Debt Financing Agreements”) on a timely basis, on the terms (including, to the extent necessary to ensure the funding of the Debt Financing on the Closing Date, agreeing to any requested changes to the terms of the Debt Financing in accordance with the market “flex” provisions contained in the Redacted Fee Letters) and subject to those conditions set forth in the Debt Commitment Letter, (iii) satisfy (or obtain a waiver of), on a timely basis, at or prior to the Closing all conditions applicable to (and within control of) Bidco in the Financing Documents and, to the extent entered into prior to the Closing, the definitive agreements relating to the Financing (including by consummating the Equity Financing at or immediately prior to the Closing on the terms and subject to the conditions set forth in the Equity Commitment Letter), (iv) consummate the Financing and cause the Debt Financing Sources, the Equity Investors and the other Persons committing to fund the Financing to fund the Financing at the Closing, and (v) enforce its rights under the Financing Documents to the extent necessary to timely consummate the transactions contemplated hereby.  Bidco will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due and payable.

(b)          Prior to the Closing Date, Bidco shall not, without the prior written consent of the Company (i) agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Equity Commitment Letter or (ii) subject to Section 7.11(d), agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter or any Redacted Fee Letter if, in the case of this clause (ii), such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the date of this Agreement unless the amount of the Debt Financing or Equity Financing is increased by a corresponding amount) such that Bidco would not have sufficient available funds necessary to pay the Required Amounts on the Closing Date, (B) impose new or additional conditions precedent to the availability of the Debt Financing or expand or amend or modify any of the existing conditions precedent to the Debt Financing, in each case, in a manner that would reasonably be expected to make the funding of the Debt Financing less likely to occur or prevent or materially hinder or delay the Closing, (C) adversely impact the ability of Bidco to enforce its rights against other parties to the Debt Commitment Letter, in each case, in a manner that would reasonably be expected to make the funding of the Debt Financing less likely to occur or prevent or materially hinder or delay the Closing or (D) otherwise reasonably be expected to prevent or materially hinder or delay the Closing; provided that in any event Bidco (and/or its Affiliates) may amend any Debt Commitment Letter to add Debt Financing Sources who had not executed such Debt Commitment Letter as of the date hereof and, in connection therewith, amend the additional Debt Financing Sources provisions solely with respect to the appointment of such additional Debt Financing Sources; provided further that anything to the contrary in this Section 7.11(b) notwithstanding, Bidco may amend or modify the Debt Commitment Letter in the Interim Period to reduce the aggregate amount of the Debt Financing by an amount not to exceed $250,000,000.  Bidco shall promptly (and, in any event, within three  (3) Business Days of the execution thereof) deliver to the Company copies of any written amendment, modification, supplement, consent or waiver to or under any Financing Document.

(c)          Bidco shall, promptly upon reasonable written request by the Company, keep the Company informed in reasonable detail of the status of its efforts to arrange the Debt Financing, and promptly provide to the Company complete, correct and executed copies of the Definitive Debt Financing Agreements.  Bidco shall give the Company prompt written notice (i) of any actual or threatened (in writing) breach, default, termination, cancellation or repudiation by any party to any of the Financing Documents after Bidco obtains actual knowledge thereof, (ii) of the receipt by Bidco of any written notice or other written communication from any Debt Financing Source with respect to any actual or alleged (in writing) breach, default, termination, cancellation or repudiation by any party to any of the Financing Documents of any provisions of the Financing Documents, (iii) of any material dispute or disagreement between or among any parties to the Financing Documents that would reasonably be expected to prevent or materially delay the funding of the Financing on the Closing Date and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Bidco to, or if at any time Bidco reasonably believes that it will not be able to, obtain all or any portion of the Financing necessary to fund the Required Amount on the Closing Date on the terms and in the manner set forth in the Financing Documents or from the Financing Sources; provided, in each case, that in no event will Bidco be required to disclose any information that is subject to attorney-client or similar privilege.

(d)          Without limiting Bidco’s obligations hereunder, if all or any portion of the Financing becomes unavailable, and such portion is reasonably required to fund the amounts required to be paid by Bidco in connection with the transactions contemplated by this Agreement, on the terms and conditions (including any applicable market “flex” provisions contained in the Redacted Fee Letters) contemplated by the Financing Documents, or the Financing Documents shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, or if Bidco becomes aware of any event or circumstance that makes any portion of the Financing unavailable, and such portion is reasonably required to fund the amounts required to be paid by Bidco in connection with the transactions contemplated by this Agreement, on the terms and conditions (including any “flex” provisions contained in the Redacted Fee Letters) contemplated in the Financing Documents (unless Bidco shall have obtained a waiver of such condition), Bidco shall promptly notify the Company in writing and, unless Bidco has available to it unrestricted and readily available cash and/or cash equivalents to replace such unavailable Financing, Bidco shall use its commercially reasonable efforts to, as promptly as practicable following the occurrence of such event, with respect to the Debt Financing (i) arrange and obtain alternative debt financing from the same or alternative sources (in the case of alternative sources, to the extent reasonably acceptable to the Company and acceptable to Bidco) in an amount sufficient to assure the availability of the amount necessary to pay the Required Amount at the Closing and with terms and conditions not materially less favorable (unless agreed to by Bidco), in the aggregate, to Bidco and its Affiliates than the terms and conditions in the Debt Commitment Letter on the date hereof (the “Alternative Debt Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternative Debt Financing (the “New Debt Financing Letters”), which new letters will replace or supplement the existing Debt Commitment Letter in whole or in part; provided that, anything to the contrary in this Agreement notwithstanding, Bidco will not be required to pay or incur materially more (taken as a whole) fees, original issue discount or pricing relative to the fees, original issue discount or pricing terms of the Debt Commitment Letter or Redacted Fee Letters, as applicable, as in effect on the date of this Agreement, taking into account any “flex” or interest rate pricing terms of the financing contemplated by the Debt Commitment Letter. Bidco will promptly provide a copy of any New Debt Financing Letters (and any fee letter in connection therewith or other agreements related thereto), subject to customary redaction, including redaction of fee amounts, pricing, thresholds and pricing caps and other economic provisions (including “flex” provisions) so long as such redactions do not relate to terms that (x) impose or permit the imposition of additional conditions or expand or permit the expansion of any existing conditions, in each case, to the funding of the full amount of the Debt Financing on the Closing Date or (y) would reasonably be expected to reduce the aggregate amount of the Debt Financing available to Bidco or any of its Affiliates on the Closing Date or affect the availability of the full amount of the Financing on the Closing Date to the Company.  In the event that any New Debt Financing Letters are obtained, (A) any reference in this Agreement to the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Financing Letter at the time in question and any New Debt Financing Letters to the extent then in effect; and (B) any reference in this Agreement to the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing.

(e)          For purposes of this Agreement, references to (i) the “Financing” shall include the financing contemplated by the Financing Documents as permitted to be amended, modified, supplemented, waived or replaced by this Section 7.11, (ii) the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented, waived or replaced by this Section 7.11 and (iii) “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented, waived or replaced by this Section 7.11.

(f)          For the avoidance of doubt, compliance by Bidco with this Section 7.11 shall not relieve Bidco of its obligations to consummate the Transaction whether or not the Financing is available.

Section 7.12          Cooperation With Debt Financing.

(a)          Prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide to Bidco, at Bidco’s sole cost and expense (other than costs and expenses related to the provision of Required Financial Information pursuant to Section 7.12(a)(i)(x) below (other than with respect to the cost and expense of any review of interim financial information pursuant to IAS 34), which shall be borne by the Company), such cooperation as is reasonably requested by Bidco in causing the conditions in the Debt Commitment Letter to be satisfied and that is customary in connection with the arrangement of the Debt Financing (including any permanent takeout financing with respect to any bridge financing component of the Debt Financing), including using commercially reasonable efforts in connection with the following:

(i)          (x) timely furnishing Bidco (and Bidco may then furnish to applicable Debt Financing Sources (or any Affiliates thereof in connection with the management of any permanent takeout financing)) with the Required Financial Information and (y) furnishing any other financial statements, financial data and other customary financial and other pertinent information of the Company Group, in each case of the type and form customarily delivered by a borrower and necessary for the preparation of a customary confidential information memorandum or by an issuer and necessary for the preparation of an offering memorandum for secured high-yield securities issued pursuant to Rule 144A or Regulation S under the Securities Act by a “Foreign Private Issuer” in the United States (including (x) information specified in Regulation S-X and Regulation S-K under the Securities Act to the extent that such information would be customarily included in an offering memorandum for high-yield debt securities sold pursuant to Rule 144A of the Securities Act by a “Foreign Private Issuer” in the United States, (y) to the extent available after the use of commercially reasonable efforts, customary “flash” or “recent development” revenue and comparable non-IFRS metrics (of the type customarily included in the Company SEC Documents) for the most recently ended quarterly or annual period prior to the Closing Date not included in the Required Financial Information, and (z) revenues and comparable non-IFRS metrics (of the type customarily included in the Company SEC Documents), total assets and total liabilities for (and as of the end of) the most recently completed 12-month period for which financial statements are included in the Required Financial Information with respect to entities that are guarantors and those that are non-guarantors under the Debt Financing (provided that Bidco shall have identified such guarantor and non-guarantor entities, as applicable));

(ii)          provide reasonable cooperation so that the information described in the foregoing clause (i), in each case at the time of use thereof in connection with any offering by Bidco or any subsidiary or affiliate thereof in connection with the Transaction, (A) does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information not misleading in light of the circumstances in which it is made, (B) satisfies in all material respects the requirements of Regulation S-K and S-X, under the Securities Act, solely to the extent that such information would be customarily included in an offering memorandum for high-yield debt securities sold pursuant to Rule 144A of the Securities Act by a “Foreign Private Issuer” in the United States, and (C) with respect to the Required Financial Information would be sufficient to permit the delivery of the comfort letters described in clause (xii)(A) below as of the date of the pricing of any offering by Bidco pursuant to the Debt Financing;

(iii)        upon reasonable prior notice, assisting in the preparation for and to participate in (and ensuring the participation of members of management of the Company of appropriate seniority and expertise) a reasonable and limited number of investor and lender meetings, presentations, “road show” presentations, due diligence sessions, and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed (it being understood that any such meeting may take place via videoconference or web conference);

(iv)       assistance with the preparation by Bidco and the Debt Financing Sources of (x) materials for rating agencies, (y) customary bank books, offering memoranda, private placement memoranda, road show presentations and other customary documents reasonably requested in writing in connection with the Debt Financing (or any permanent takeout financing in connection therewith), including providing customary executed authorization letters and confirmations with respect to presence or absence of material non-public information and the accuracy of the information contained therein;

(v)          cooperate reasonably with the Debt Financing Sources’ due diligence, to the extent customary and reasonably requested;

(vi)       providing at least four (4) Business Days prior to the Closing Date, all documentation and other information about the Company and its Subsidiaries required by bank regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, to the extent requested by Bidco in writing at least nine (9) Business Days prior to the expected Closing Date;

(vii)       (x) obtaining customary payoff letters, lien terminations and instruments of discharge necessary to be delivered at the Closing to allow for the payoff, discharge or termination in full as of the Closing of any Payoff Indebtedness (other than Payoff Indebtedness in the form of notes or bonds which, pursuant to the terms of the documents governing such Payoff Indebtedness, require the consummation of a redemption solicitation period) pursuant to Section 6.5 and (y) taking such other actions as are reasonably requested by Bidco and are reasonably necessary in connection with the redemption of any Payoff Indebtedness not subject to the foregoing clause (x);

(viii)      subject to clause (6) of the proviso to this Section 7.12(a), cause directors and officers who will continue to hold such offices and positions from and after the Closing to execute resolutions or consents of the Company that do not become effective until the Closing with respect to entering into the definitive documentation for the Debt Financing and otherwise as necessary to authorize consummation of the Debt Financing (provided that, upon the reasonable request of Bidco, any executed signature pages to such agreements and documents shall be delivered in escrow by the Company a reasonable time period prior to the Closing Date (but shall not be released from escrow unless expressly released by the Company on the Closing Date));

(ix)        assisting Bidco in preparing pro forma financial statements of the type and form customarily included in offering memoranda for high yield debt securities issued pursuant to Rule 144A under the Securities Act; provided, that the Company shall have no obligation to furnish any Excluded Information;

(x)        solely to the extent full draft and final copies of such documentation that are available have been provided to the Company, executing and delivering customary evidence of authority, customary officer’s certificates (including, solely to the extent reasonably requested in writing by the Debt Financing Sources, a customary certificate of the Chief Financial Officer of the Company with respect to financial information included in the offering memoranda for any debt offering made pursuant to Rule 144A under the Securities Act not otherwise covered by “comfort letters” of the independent auditors of the Company (“CFO Certificates”)) in each case, solely to the extent related to the Company and its Subsidiaries and solely as reasonably requested in writing by Bidco;

(xi)          providing commercially reasonable and customary assistance in completing any schedules or other customary informational requirements relating to the Company and its Subsidiaries with respect to, any credit agreements, purchase agreements, indentures, guarantees, pledge and security documents, other definitive financing documents or other certificates or documents contemplated by the Debt Financing, hedging agreements reasonably requested by Bidco and necessary for the creation and perfection of the security interests in the collateral contemplated by the Debt Financing;

(xii)      facilitating customary cooperation and assistance of the Company’s auditors to (A) provide customary comfort letters (including “negative assurance” comfort) with respect to historical financial information of the Company to the extent included in any offering memoranda with respect to any non-convertible high yield debt securities included in the Debt Financing issued pursuant to Rule 144A under the Securities Act, (B) provide consent to the use of the offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, (C) providing reasonable assistance in the preparation of financial statements and pro forma financial statements (to the extent such financial statements are prepared by Bidco), (D) attending accounting due diligence sessions in connection with the Financing; provided that notwithstanding the foregoing, the Company, its Subsidiaries or any of its or their respective officers, employees, auditors, advisors and other Representatives shall have no obligation to provide or assist with (I) financial statements of the Company and/or any of its Subsidiaries, other than the financial statements required to be delivered pursuant to Section 7.12(a)(i), (II) any information not reasonably available to the Company under its current reporting systems or consistently maintained in the ordinary course of business, (III) description of all or any portion of the Financing, any “description of notes”, or other information customarily provided by the Debt Financing Sources, (IV) projections, risk factors (other than risk factors relating to the business and operations of the Company or any of its Subsidiaries) or other forward-looking statements solely relating to all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure, (V) Compensation Discussion and Analysis or other information required by Regulation S-K Item 402, (VI) the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A including Item 404 or Regulation S-K, and (VII) other information customarily excluded from an offering memorandum used for an offering of “private for life” high yield debt securities pursuant to Rule 144A (such information and materials in clauses (I)-(VII) of this proviso, the “Excluded Information”);

provided that:

(1)         in no event shall the Company, any of its Subsidiaries or any of their respective Representatives be required to provide any such cooperation to the extent that, in the reasonable good faith opinion of the Company, it materially and unreasonably interferes with the ongoing operations of the Company and/or any of its Subsidiaries taken as a whole;

(2)          no obligation of the Company or any of its Subsidiaries or any of their respective Representatives on account of the Debt Financing shall be effective until the Closing Date (other than with respect to comfort letters and CFO Certificates);

(3)          other than costs incurred to comply with Section 7.12(a), in no event shall the Company or any of its Subsidiaries be required to pay any commitment or other fee, reimburse any expenses or give any indemnities or incur any other liability or obligation in connection with the Financing unless and until the Closing occurs;

(4)           in no event shall the Company or any of its Subsidiaries be required to enter into any definitive agreement (other than customary authorization letters of the type described in Section 7.12(a)(iii)) in connection with the Financing that is required to be effective, prior to the Closing Date;

(5)          nothing in this Section 7.12 shall require any action that would conflict with or violate the Company Organizational Documents or any of its Subsidiaries’ organizational documents or any Applicable Laws or result in, prior to the Closing Date, the contravention of any Company Material Contract or Government Contract (to the extent such Company Material Contract or Government Contract is not entered into in contemplation of contravening or circumventing the cooperation obligation set forth in this Section 7.12);

(6)          neither the Company or its Subsidiaries nor any Persons who is a director, officer or employee of the Company or any of its Subsidiaries shall be required to (x) pass resolutions or consents (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or (y) execute any certificate, document (other than customary authorization letters of the type described in Section 7.12(a)(iii)), instrument, notice or Contract prior to the occurrence of the Closing in connection with the Debt Financing provided that officers and directors who are not expected to hold their offices or directorships from and after the Closing shall in any case not be required to execute any certificate, document (other than customary authorization letters of the type described in Section 7.12(a)(iii)), instrument, notice or Contract, or take any other action contemplated by this sub-paragraph (y);

(7)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Financing, the disclosure of which, in the reasonable judgement of the Company, is subject to attorney-client privilege or could result in the disclosure of any trade secrets, customer-specific data or competitively sensitive information not otherwise required to be provided under this Agreement or the violation of any confidentiality obligation; provided that the Company or its Subsidiaries shall use commercially reasonable efforts to notify Bidco that such information is being withheld on such ground and shall use commercially reasonable efforts to disclose any information being withheld, in each case, to the extent such notification or disclosure would not result in the loss of (or hinder) such attorney-client privilege or such confidentiality obligations;

(8)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to prepare or deliver any pro forma financial information or projections, or any other financial statements or information that are not available to it and prepared in the ordinary course of business of its financial reporting practice (other than to the extent such information is required to be delivered pursuant to Section 7.12(a)(i) and Section 7.12(a)(ii));

(9)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any legal opinion in connection with the Debt Financing;

(10)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement (unless such breach shall have been waived by Bidco) or otherwise be required to take any action that would be beyond the reasonable control of the Company; and

(11)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any actual or potential personal Liability.

(b)          In accordance with, and subject to, Section 9.3, if the Closing Date does not occur, Bidco shall (i) promptly, following termination of this Agreement in accordance with its terms and upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (1) reasonable and documented attorneys’ fees and (2) reasonable and documented fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters), in each case other than (x) costs and expenses incurred in connection with the preparation of historical financial statements in the ordinary course of business, including the Required Financial Information and any other information included in any Company SEC Document, it being understood that Bidco shall be required to pay all costs related to the review of any such information by the independent auditor of the Company as provided in the procedures specified by the IAS 34, and (y) any other ordinary course amounts that would have been incurred in connection with the transactions contemplated hereby (to the extent not otherwise required to be paid by Bidco pursuant to Section 9.3) entirely and completely regardless of (A) any debt financing established in connection herewith and (B) any requirements or actions under this Section 7.12 ((x) and (y) collectively, the “Cost Exceptions”), incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 7.12; and (ii) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses (other than the Cost Exceptions) suffered or incurred by any of them in connection with the Debt Financing (including the arrangement thereof and the performance of their respective obligations under this Section 7.12), any action taken by them at the request of Bidco or any Debt Financing Source, and any information used in connection therewith ((i) and (ii) collectively, “Financing Costs”), in each case other than (x) to the extent any of the foregoing was suffered or incurred as a result of Fraud or Willful Breach, bad faith or gross negligence of the Company, any of its Subsidiaries or any of their respective Representatives and (y) to the extent such liability is based on historical financial information of the Company provided in writing by the Company to Bidco specifically for use in connection with the Financing.

(c)          The Company hereby consents to the use of its logos solely in connection with the Financing; provided that Bidco shall, and shall cause its Subsidiaries and Affiliates to, ensure that such logos are used solely (i) in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries, or the Company’s or any of its Subsidiaries’ reputation or goodwill, (ii) in connection with a description of the Company, its business and products or the Transaction (including in connection with any marketing materials related to the Debt Financing) and (iii) in a manner that will comply with the Company’s usage requirements in effect at the time of such use.

(d)          Bidco acknowledges and agrees that (i) the obtaining of the Financing, or any Alternative Debt Financing, is not a condition to Closing, and (ii) a breach of this Section 7.12 will only constitute a material breach of the Company for purposes of Section 8.2 if (x) Bidco has provided the Company with notice in writing of such breach (with reasonable specificity as to the basis for any such breach) and the Company has failed to cure such breach within ten (10) Business Days of receipt of such notice, and (y) such breach is a proximate cause of the Debt Financing, or any debt financing contemplated to be arranged and/or offered pursuant to each Engagement Letter, as applicable, not being consummated.

Section 7.13          Confidentiality.  Bidco agrees that during the period between the date of this Agreement and the Closing Date and, in the event that this Agreement is terminated in accordance with Article IX, for a period of one (1) year after such termination, it shall, and shall cause its Subsidiaries and Affiliates (as defined in the Confidentiality Agreement) and direct its Representatives to: (i) treat and hold in strict confidence any Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transaction, performing its obligations hereunder or enforcing its rights hereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any Third Party any of the Confidential Information without the prior written consent of the Company; provided, however, that Bidco shall be permitted to disclose Confidential Information to (A) the other members of the Bidco Group, the ECP Entities and their respective Subsidiaries, Affiliates and Representatives who need to know such information as Bidco deems appropriate, in each case only where such Persons are under appropriate nondisclosure obligations, (B) the Bidco Group’s and the ECP Entities’ respective direct and indirect current and prospective equityholders and limited partners in the direct and indirect parents of Bidco and/or the ECP Entities, who are subject to customary confidentiality obligations, and (C) any Debt Financing Sources or their respective Affiliates (and each of their respective Representatives) so long as each such Person is subject to customary confidentiality undertakings set forth in the Financing Documents or in any engagement letter entered into with Affiliates of the Debt Financing Sources; and (ii) in the event that any member of the Bidco Group, any ECP Entity or any of their respective Subsidiaries, Affiliates or Representatives, becomes compelled by Law to disclose any Confidential Information, or is required or requested to disclose any Confidential Information, (A) provide, to the extent permitted by Law and practicable, the Company with prompt written notice of such requirement so that the Company or any of its Subsidiaries or Affiliates may seek, at its cost, a protective order or other remedy or waive compliance with this Section 7.13; provided, however, that notice to the Company shall not be required where disclosure of Confidential Information is made (i) in response to a routine request by a regulatory or self-regulatory authority or (ii) in connection with a routine audit or examination, in each case that is not specifically targeted at the Company, the Transaction or the Confidential Information, and (B) in the event that such protective order or other remedy is not obtained, or the Company waives compliance with this Section 7.13, furnish only that portion of such Confidential Information which is required by Law to be provided as advised by counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information.  In the event that this Agreement is terminated and the Transaction is not consummated, Bidco shall, and shall cause the other members of the Bidco Group, the ECP Entities and each of their Subsidiaries and Affiliates to and direct their respective Representatives to, to the extent reasonably practicable, promptly return to the Company or destroy, at Bidco’s sole option, any and all copies (in whatever form or medium) of Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that Bidco Group, the ECP Entities and their respective Subsidiaries, Affiliates and Representatives shall be entitled to keep any records required by Applicable Law, bona fide record retention policies or created pursuant to archiving and back-up procedures; and provided, further, that any Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.  Nothing herein shall restrict or prohibit Bidco from making customary announcements or other communications or disclosures in connection with the Financing or the financing contemplated by the Engagement Letters to the extent Bidco determines in good faith that such announcement is necessary and advisable.

Section 7.14          Takeover Statutes. The Company and Bidco shall use their respective reasonable best efforts to (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations is or becomes applicable to the Transaction or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Transaction or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions within the relevant Party’s control as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby. The Company shall not take (or omit to take) any action which would reasonably be expected to result in (i) the Takeover Code applying to the Company, the Transaction or any other transactions contemplated by this Agreement or (ii) the Transaction or any other transactions contemplated by this Agreement becoming subject to the jurisdiction of the Panel.

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

Section 8.1          Conditions to the Obligations of each Party.  The obligations of the Company and Bidco to consummate the Transaction are subject to the satisfaction (or waiver by the Company and Bidco, acting jointly, to the extent permitted by Applicable Law) of the following conditions:

(a)          the Company Shareholder Approvals shall have been obtained;

(b)          the Scheme of Arrangement shall have been sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to the Company and Bidco, acting reasonably and in good faith);

(c)          a copy of the Court Order shall have been delivered to the Registrar of Companies in England & Wales;

(d)          (i) no Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and (ii) no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

(e)          any waiting period under the HSR Act (and any extensions thereof) applicable to the Transaction, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transaction, shall have expired or been terminated, and all other Clearances shall have been obtained (including in the form of a decision indicating a lack of jurisdiction) and remain in full force and effect.

Section 8.2          Conditions to the Obligations of Bidco.  The obligations of Bidco to consummate the Transaction are subject to the satisfaction (or waiver by Bidco to the extent permitted by Applicable Law) of the following further conditions:

(a)        the Company shall have performed or complied in all material respects with its obligations, agreements and covenants hereunder required to be performed by it at or prior to the Closing;

(b)       (i) the representations and warranties of the Company contained in Section 4.1 (Corporate Existence and Power), Section 4.3 (Organizational Documents), Section 4.4 (Corporate Authorization), Section 4.5 (Binding Obligations), Section 4.8(a) (Capitalization), Section 4.8(b) (Capitalization), Section 4.8(d) (Capitalization) and Section 4.27 (Finders’ Fees) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; (ii) the representations and warranties of the Company contained in Section 4.10(a) (Absence of Certain Changes) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iii) the other representations and warranties of the Company contained in Article IV, excluding the representations and warranties identified in the foregoing clauses (i) and (ii) (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect), shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct has not had a Company Material Adverse Effect;

(c)          no Effect shall have occurred since the date of this Agreement that has had a Company Material Adverse Effect that is continuing as of the Effective Time; and

(d)          Bidco shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

Section 8.3        Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Transaction is subject to the satisfaction (or waiver by the Company) of the following further conditions:

(a)          Bidco shall have performed or complied in all material respects with its obligations, agreements and covenants hereunder required to be performed by it at or prior to the Closing;

(b)          (i) the representations and warranties of Bidco contained in Section 5.1 (Corporate Existence and Power), Section 5.2 (Corporate Authorization), Section 5.3 (Binding Obligations), and Section 5.13 (Finders’ Fees) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; and (ii) the other representations and warranties of Bidco contained in Article V, excluding the representations and warranties identified in the foregoing clause (i), shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct has not had a Bidco Material Adverse Effect; and

(c)          the Company shall have received a certificate from an executive officer of Bidco confirming, on behalf of Bidco, the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b).

ARTICLE IX

TERMINATION

Section 9.1        Termination.  This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approvals):

(a)          by mutual written agreement of the Company and Bidco

(b)          by either the Company or Bidco if:

(i)          the Transaction has not been consummated on or before 11:59 p.m. London time on April 27, 2025 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Transaction to be consummated by the End Date;

(ii)        a court or other Governmental Authority of competent jurisdiction shall have issued an Order that permanently enjoins, prevents or prohibits the consummation of the Transaction, and such Order shall have become final and non-appealable, or a Governmental Authority shall have enacted, entered, promulgated or enforced any other Law that prohibits or makes illegal the consummation of the Transaction; provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement has been the primary cause of, or resulted in, such Order or other Law;

(iii)        if the Scheme Meeting or the Company GM (including, in each case, any postponements or adjournments thereof) shall have been completed and any Company Shareholder Approval actually voted on at such meeting shall not have been obtained; or

(iv)        if the Court declines or refuses to sanction the Scheme of Arrangement; provided that if an appeal has been submitted by the Company in respect of any such decline or refusal, the right to terminate the Agreement pursuant to this Section 9.1(b)(iv) may not be exercised until such appeal has been denied in a final determination and all rights to appeal have been exhausted or lapsed; or

(c)          by Bidco:

(i)          if, prior to the Company Approval Time, a Company Adverse Recommendation Change shall have occurred; or

(ii)         if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within the earlier of (x) thirty (30) days following written notice to the Company from Bidco of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.1(c)(ii) if Bidco is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Bidco would cause any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied; or

(d)          by the Company:

(i)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Bidco set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Bidco within the earlier of (x) thirty (30) days following written notice to Bidco from the Company of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied;

(ii)         prior to the Company Approval Time if (A) the Company Board (or any committee thereof) receives a Superior Proposal, (B) the Company is in compliance in all respects (other than immaterial non-compliance that does not adversely affect Bidco) with Section 6.2, (C) the Company Board shall have authorized the termination of this Agreement in accordance in all respects with the terms set forth in Section 6.2(d) in order to enter into a definitive agreement providing for a Superior Proposal, (D)  concurrently with such termination, the Company enters into such definitive agreement and (E) the Company pays Bidco the Company Termination Fee pursuant to Section 9.3 concurrently with or prior to (and as a condition to) such termination; or

(iii)       if (A) all of the conditions set forth in Section 8.1 and Section 8.2 (other than conditions which by their nature are to be satisfied by actions taken at the Closing, but which are capable of satisfaction as of the date of such termination pursuant to this Section 9.1(d)(iii)) have been satisfied, (B) the Company has delivered written confirmation to Bidco that it stands ready, willing and able to consummate the transactions contemplated by this Agreement on such date and through the end of such five (5) Business Day period and (C) Bidco fails to consummate the Closing within five (5) Business Days following delivery of such notice pursuant to clause (B).

Section 9.2         Notice and Effect of Termination.  The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) shall give written notice of such termination to the other Parties, which notice shall specify the relevant section and subsection of this Agreement pursuant to which such termination is made.  Except as otherwise expressly set forth in this Section 9.2 and Section 9.3, if this Agreement is validly terminated pursuant to Section 9.1, this Agreement shall become void and of no effect without Liability of any Party (or any of its Affiliates or its or their respective shareholders or Representatives or the Financing Sources or their Representatives) to the other Party; provided, that neither Bidco nor the Company shall be released from any Liabilities or damages arising out of any Fraud by such Party or a Willful Breach of this Agreement by such Party occurring prior to such termination; provided, however, that, under no circumstances will the maximum aggregate liability of Bidco for monetary damages or other monetary remedies (including payment of the Reverse Termination Fee, any Liabilities, damages or other amounts payable pursuant to this sentence or any other damages related to this Agreement) in connection with this Agreement, the agreements contemplated hereby or the transactions contemplated hereby or thereby be greater than an amount equal to the Reverse Termination Fee plus the Enforcement Expenses pursuant to Section 9.3(d) plus any amount in respect of VAT pursuant to Section 7.8(b) and Section 9.3, and in no event shall any Company Related Party seek or obtain, nor shall it permit any of its Representatives or any other Person on its or their behalf to seek or obtain, any monetary recovery or monetary award or any monetary damages of any kind against (x) Bidco in excess of an amount equal to the Reverse Termination Fee plus any amount in respect of VAT pursuant to Section 7.8(b) and Section 9.3 or (y) any member of the Bidco Group (other than Bidco hereunder or the Guarantor under the Guaranty); and provided, further, that, under no circumstances will the maximum aggregate liability of the Company for monetary damages or other monetary remedies (including payment of the Company Termination Fee, any Liabilities, damages or other amounts payable pursuant to this sentence or any other damages related to this Agreement) in connection with this Agreement, the agreements contemplated hereby or the transactions contemplated hereby or thereby be greater than an amount equal to one hundred fifty-four million U.S. dollars ($154,000,000) plus the Enforcement Expenses pursuant to Section 9.3(d) plus any amount in respect of VAT pursuant to Section 7.8(b) and Section 9.3, and in no event shall any member of the Bidco Group, any ECP Entity or any of their respective Affiliates seek or obtain, nor shall they permit any of their respective Representatives or any other Person on their behalf to seek or obtain, any monetary recovery or monetary award or any monetary damages of any kind against the Company in excess of an amount equal to one hundred fifty-four million U.S. dollars ($154,000,000) plus the Enforcement Expenses pursuant to Section 9.3(d) plus any amount in respect of VAT pursuant to Section 7.8(b) and Section 9.3. The provisions of Section 4.30, Section 5.15, Section 6.7(b), Section 7.3, Section 7.12(b), this Section 9.2, Section 9.3, Article X (other than Section 10.12, except to the extent that Section 10.12 relates to the specific performance of the provisions of this Agreement that survive termination) and Annex A (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 9.1.  In addition, the termination of this Agreement shall not affect the obligations of Bidco under Section 7.13.

Section 9.3           Termination Fees and Expense Reimbursement.

(a)          Company Termination Fee.  If, but only if, this Agreement is terminated:

(i)          by Bidco pursuant to Section 9.1(c)(i);

(ii)         by the Company pursuant to Section 9.1(d)(ii); or

(iii)       (x) (A) by the Company or Bidco pursuant to (i) Section 9.1(b)(i), (ii) Section 9.1(b)(iii), or (iii) Section 9.1(b)(iv), or (B) by Bidco pursuant to Section 9.1(c)(ii), (y) an Acquisition Proposal shall have been communicated to the Company Board or publicly announced, disclosed or otherwise communicated to the Company, in the case of (1) clause (A)(i), prior to the End Date, (2) in the case of clause (A)(ii), prior to the Company Shareholder Meeting, (3) in the case of clause (A)(iii), prior to the date of the Court Hearing, or (4) in the case of clause (B), prior to such breach, and (z) within twelve (12) months of such termination of this Agreement, the Company enters into a definitive agreement for or consummates any Acquisition Proposal (provided, that references to 10% in the definition of Acquisition Proposal shall be deemed to be references to 50%);

then, in the case of each of clauses (a)(i), (ii) or (iii), the Company shall pay to Bidco twenty-six million U.S. dollars ($26,000,000) (the “Company Termination Fee”).  Any fee due under this Section 9.3(a) shall be paid by wire transfer of immediately available funds to an account provided in writing by Bidco to the Company (x) in the case of clause (a)(i) above, promptly and within two (2) Business Days after such termination, (y) in the case of clause (a)(ii) above, as set forth in Section 9.1(d)(ii)(E), and (z) in the case of clause (a)(iii) above, no later than two (2) Business Days after entry into the definitive agreement or consummation described therein.

(b)          Reverse Termination Fee.  If, but only if, this Agreement is terminated by the Company pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii), then Bidco shall pay, or cause to be paid, to the Company one hundred sixteen million U.S. dollars ($116,000,000) (the “Reverse Termination Fee”) by wire transfer of immediately available funds to an account provided in writing by the Company to Bidco promptly and within two (2) Business Days after such termination.

(c)          Expense Reimbursement.  In the event this Agreement is validly terminated (i) by the Company or Bidco pursuant to Section 9.1(b)(iii) or Section 9.1(b)(iv) or (ii) by Bidco pursuant to Section 9.1(c)(ii), then in each case, the Company shall reimburse all of Bidco’s Expenses in an aggregate amount not to exceed twelve million five hundred thousand U.S. dollars ($12,500,000) promptly, but in any event within one (1) Business Day after the date of such termination, by wire transfer in immediately available funds to one or more accounts designated by Bidco (such amount, the “Expense Reimbursement”); provided that, in the event the Company has paid or caused to be paid the Expense Reimbursement, and the Company Termination Fee is thereafter payable pursuant to Section 9.3(a)(iii), the Company Termination Fee otherwise payable shall be reduced by the amount of such Expense Reimbursement which is actually reimbursed. As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants to any member of the Bidco Group, the ECP Entities and their respective Affiliates and any VAT on such expenses, but only to the extent such VAT is not recoverable) actually incurred by any member of the Bidco Group, the ECP Entities or their respective Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including the Financing. For the avoidance of doubt, and subject to the limitations set forth in the third proviso of Section 9.2, the Expense Reimbursement payable pursuant to this Section 9.3(c) shall be in addition to (and not offset or reduced by) any Liabilities or damages arising out of any Fraud by the Company or a Willful Breach of this Agreement by the Company occurring prior to such termination.

(d)          Each of the Company and Bidco acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Bidco nor the Company would have entered into this Agreement.  Each of the Parties hereto acknowledges that each of the Company Termination Fee and the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Bidco or the Company, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  In no event shall (i) the Company be required to pay the Company Termination Fee on more than one occasion or (ii) Bidco be required to pay the Reverse Termination Fee on more than one occasion.  Accordingly, in the event that (A) Bidco shall fail to pay the Reverse Termination Fee or Financing Costs when due and in order to obtain such payment, the Company commences a suit which results in a judgment against Bidco for the Reverse Termination Fee or (B) the Company shall fail to pay the Company Termination Fee when due, and in order to obtain such payment, Bidco commences a suit which results in a judgment against the Company for the Company Termination Fee, then (1) in the case of clause (A), Bidco shall pay (subject to the Enforcement Cap) to the Company its expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in The Wall Street Journal, plus two percent (2%) per annum from the date such amounts were required to be paid until the date actually received by such Party (the “Enforcement Expenses”) and (2) in the case of clause (B), the Company shall pay (subject to the Enforcement Cap) to Bidco its Enforcement Expenses. The Parties agree that the aggregate amount of the Enforcement Expenses for each of Bidco and the Company, as applicable, shall not exceed seven-million five hundred thousand dollars ($7,500,000) (the “Enforcement Cap”).

(e)          Anything to the contrary set forth in this Agreement notwithstanding, but subject to Section 9.2 and Section 10.12, the Company’s right to receive payment of the Reverse Termination Fee pursuant to Section 9.3(b) (together with the Enforcement Expenses subject to the Enforcement Cap) shall, solely in circumstances in which the Reverse Termination Fee is due in accordance with this Agreement, constitute the sole and exclusive remedy of the Company Group and any of its direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees (collectively, the “Company Related Parties”) against Bidco, Guarantor, the Financing Sources or any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees, including any ECP Entity (collectively, the “Bidco Related Parties”), for any breach, loss or damage suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of such amount, none of Bidco Group or the Bidco Related Parties shall have any further Liability or obligation relating to or arising out of this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby. For the avoidance of doubt, the Company Related Parties will not have any rights or claims, and will not seek any rights or claims, against any of the Financing Sources in connection with this Agreement or the Financing, and the Financing Sources shall not have any liability or obligation to the Company Related Parties in connection with this Agreement or the Financing.  Anything to the contrary in this Agreement notwithstanding, while the Company may pursue both a grant of specific performance of the type contemplated by Section 10.12 and the payment of the Reverse Termination Fee pursuant to Section 9.3(b) or damages subject to, and in accordance with, Section 9.2, as the case may be, under no circumstances shall the Company (together with any other member of the Company Related Parties) be permitted or entitled to receive both (x) a grant of specific performance of the type contemplated by Section 10.12 and (y) payment of the Reverse Termination Fee or damages subject to, and in accordance with, Section 9.2, as the case may be, and the Enforcement Expenses.

(f)          Subject to Section 9.2 and Section 10.12, Bidco’s right to receive payment of the Company Termination Fee pursuant to Section 9.3(a) (together with (x)(i) any Expense Reimbursement and/or (ii) damages subject to, and in accordance with, Section 9.2 previously received by Bidco in the case of Section 9.3(a)(iii) and (y) the Enforcement Expenses subject to the Enforcement Cap) shall, solely in circumstances in which the Company Termination Fee is due in accordance with this Agreement, constitute the sole and exclusive remedy of Bidco and the other Bidco Related Parties against the Company, the Subsidiaries of the Company and the Company Related Parties for any breach, loss or damage suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of the Company Termination Fee, none of the Company Group or the Company Related Parties shall have any further Liability or obligation relating to or arising out of this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby.  Anything to the contrary in this Agreement notwithstanding, while Bidco may pursue both a grant of specific performance of the type contemplated by Section 10.12 and the payment of the Company Termination Fee pursuant to Section 9.3(a), the Expense Reimbursement and/or damages subject to, and in accordance with, Section 9.2, as the case may be, under no circumstances shall Bidco (together with any other member of the Bidco Related Parties) be permitted or entitled to receive both (x) a grant of specific performance of the type contemplated by Section 10.12 and (y) payment of the Company Termination Fee, the Expense Reimbursement and/or damages subject to, and in accordance with, Section 9.2, as the case may be, and the Enforcement Expenses.

(g)          This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities that are expressly identified as Parties and no Bidco Related Party (other than Guarantor to the extent set forth in the Guaranty) or Company Related Party shall have any Liability for any obligations or liabilities of the Parties or for any claim (whether in tort, Contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith.  Without limiting the rights of any Party against the other Party, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Bidco Related Party (other than any payment from Guarantor to the extent set forth in the Guaranty) or any Company Related Party, as the case may be.

(h)          The Company and Bidco intend that any payment of the Company Termination Fee, the Reverse Termination Fee or the Expense Reimbursement, as applicable, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, the Company and Bidco shall, and shall procure that the representative member of any VAT group of which it is a member shall, use reasonable best efforts to secure that the Company Termination Fee, the Reverse Termination Fee or the Expenses Reimbursement, as applicable, will not be subject to any VAT.

(i)          Subject to Section 9.3(j), and consistent with Section 7.8(b), if a Taxing Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Company Termination Fee, the Reverse Termination Fee or the Expenses Reimbursement, as applicable, constitutes all or part of the consideration for a supply made for VAT purposes in respect of which the supplier (or the representative member of the VAT group of which it is a member) is liable to account for VAT, then such VAT shall be payable by the recipient of the supply at the appropriate rate against the issue of a valid VAT invoice where required.

(j)          Notwithstanding Section 7.8(b), in the event that the reverse charge mechanism (or any similar mechanism) is applicable with the result that the payor in respect of the Company Termination Fee, the Reverse Termination Fee or the Expense Reimbursement (or the representative member of the VAT group of which it is a member), as applicable, is liable to account for VAT, then no further payment in respect of VAT on such supply shall be required.

(k)          Any payment as may be required between the Company and Bidco to give effect to Section 9.3(i) shall be made fifteen (15) Business Days after the date on which the determination by the Taxing Authority (or court or tribunal, following an appeal) has been communicated to the Company or Bidco, as applicable, (together with such other evidence as it is reasonable in the circumstances to provide and the provision of a valid VAT invoice where appropriate) or, if later, five (5) Business Days before the date on which the VAT is required to be accounted for by the supplier (or the representative member of the VAT group of which it is a member).

ARTICLE X

MISCELLANEOUS

Section 10.1          Notices.  All notices, requests and other communications to any Party hereunder shall be in writing sent via email or transmitted by national overnight courier, and shall be given, if to the Company, to:

Atlantica Sustainable Infrastructure plc
Great West House, GW1, 17th floor
Great West Road, Brentford, United Kingdom TW8 9DF
Attention:  Santiago Seage; Irene Hernandez
Email:        santiago.seage@atlantica.com
                  irene.hernandez@atlantica.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, London EC2N 4BQ, United Kingdom
Attention: Lorenzo Corte; Sarah Knapp
Email:       lorenzo.corte@skadden.com
                 sarah.knapp@skadden.com

if to Bidco or, following the Closing, the Company, to:

California Buyer Limited
c/o ECP V, LLC
40 Beechwood Road
Summit, NJ 07901
Attention:    Andrew Gilbert; Kelly Self
Email:          agilbert@ecpgp.com; kself@ecpgp.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020, USA
Attention: David Kurzweil; Sašo Kraner
Email:          david.kurzweil@lw.com; saso.kraner@lw.com

and
Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF, United Kingdom
Attention: Simon Tysoe; Douglas Abernethy
Email:          simon.tysoe@lw.com; douglas.abernethy@lw.com

or to such other email address as such Party may hereafter specify for the purpose by like notice to the other Party.  All such notices, requests and other communications shall be deemed received (i) with respect to email, on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto from the required recipient thereof) and (ii) with respect to courier, upon receipt of proof of delivery, in each case to the required recipient as set forth above, if such dispatch is made by 5:00 p.m. New York City time on a Business Day or, if made after 5:00 p.m. New York City time on a Business Day, such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 10.2          No Survival.  The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for any covenant or agreement that by its terms is to be performed in whole or in part after the Effective Time.

Section 10.3          Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided, that after the Company Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Company Shareholders under Applicable Law without such approval having first been obtained.

(b)          No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.4          Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, except that (i) all United Kingdom stamp duty and stamp duty reserve tax that is payable in connection with the transactions contemplated by this Agreement (including the transfer of the Scheme Shares) (and any other similar or equivalent transfer taxes or duties payable in any other jurisdiction pursuant to the Transaction), including, for the avoidance of doubt, in connection with the Court Order and any instrument of transfer executed in connection with or pursuant to the Court Order or the Scheme of Arrangement (“Transfer Taxes”) shall be borne by Bidco, and Bidco shall, at its own expense, pay such Transfer Taxes and file all necessary documentation with respect to all such Transfer Taxes, (ii)(A) all fees and costs (including printing and mailing cost) associated with the Scheme Circular and the Company Shareholder Meetings and (B) all registration and filings fees associated with any securities exchange or stock market (including Nasdaq) or SEC filing shall be borne by the Company, and (iii) all Filing fees paid in respect of any Filing pursuant to any Regulatory Law in connection with the Transaction shall be borne equally by the Company and Bidco.

Section 10.5          Third-Party Beneficiaries; Benefit; Assignment.

(a)          Except as provided in this Section 10.5(a) or in Section 7.4 (and, following the Effective Time, the right of Company Shareholders and holders of Company Share Options or Company RSUs to receive the applicable amounts payable to them under Article II, which such Persons shall be specifically permitted to enforce), nothing in this Agreement or the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

(b)          No Party may assign, delegate or otherwise directly or indirectly transfer any of its rights or obligations under this Agreement without the prior written consent of each of the other Parties, except that (i) prior to the Closing, Bidco may each transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any Affiliate of Bidco and (ii) after the Closing, Bidco may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any other Person; provided, that, in any such case of clause (i) and (ii), such transfer or assignment by Bidco (A) shall not relieve Bidco of its obligations hereunder, (B) otherwise alter, expand or change any obligation of any Party hereto or (C) delay the consummation of the Transaction or any of the other transactions contemplated hereby or otherwise have non-de minimis adverse Tax consequences to the Company Shareholders.

Section 10.6        Governing Law.  This Agreement, and all Actions based upon, arising out of or related to this Agreement or the Transaction, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided, however, that (a) the Scheme of Arrangement and (b) the interpretation of the duties of directors of the Company shall in each case of the foregoing clauses (a)-(b) be governed by, and construed in accordance with, the laws of England and Wales.

Section 10.7       Jurisdiction/Venue.  Each of the Parties irrevocably and unconditionally agrees that any Action with respect to this Agreement, the Transaction or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the Transaction or the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the Parties hereby irrevocably and unconditionally submits with regard to any such Action for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or the Transaction in any court other than the aforesaid courts.  Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by Applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 10.1 in any Action relating to this Agreement or the Transaction; provided, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Applicable Law.  Notwithstanding the foregoing in this Section 10.7, the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

Section 10.8       WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

Section 10.9         Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each Party shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other Party.  Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.10       Entire Agreement.  The Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

Section 10.11      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.

Section 10.12       Specific Performance.  The Parties’ rights in this Section 10.12 are an integral part of the transactions contemplated by this Agreement.  The Parties acknowledge and agree that irreparable harm would occur and that the Parties would not have any adequate remedy at Law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (this being in addition to any other remedy to which they are entitled under this Agreement or under Applicable Law), without proof of actual damages, and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.  The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. Subject to the limitations set out in this Section 10.12 (including the following sentence hereof with respect to the Company), (x) the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Bidco’s obligations to consummate the transactions contemplated hereby, including the Transaction, and cause the Equity Financing to be funded (including to cause Bidco to enforce the obligations of the Equity Investors under the Equity Commitment Letter in order to cause the Equity Financing to be completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) subject to the terms and conditions set forth herein and therein and (y) Bidco shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing the Company’s obligations to consummate the transactions contemplated hereby, including the Transaction, subject to the terms and conditions set forth herein. Notwithstanding the foregoing, the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with the Company’s enforcing Bidco’s obligations to consummate the transactions contemplated hereby, including the Transaction, and cause the Equity Financing to be funded (but not the right of the Company to seek an injunction, specific performance or other equitable remedies for any other reason not related to the foregoing) shall be subject to the following requirements: (i) all conditions in Section 8.1 and Section 8.2 have been and continue to be satisfied or irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing and will be satisfied at the Closing), (ii) the Debt Financing has been funded in full or will be funded in full at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing is funded, (iii) the Company has irrevocably confirmed in a written notice that (A) the Company is ready, willing and able to consummate the Closing, (B) all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing and will be satisfied at the Closing) and (C) if the Equity Financing and the Debt Financing are funded, then the Company would take such actions required of it by this Agreement to cause the Closing to occur pursuant to the terms of this Agreement.  Nothing contained in this Section 10.12 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 10.12 before exercising any termination right under Section 9.1 (or pursuing the Company Termination Fee, the Reverse Termination Fee, damages subject to, and in accordance with, Section 9.2 or the Expense Reimbursement), nor shall the commencement of any Action pursuant to this Section 10.12 or anything contained in this Section 10.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter, subject to the terms and conditions of this Agreement.

Section 10.13        Interpretation.

(a)          The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits, Annexes and Schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Bidco Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibits, Annexes or Schedules annexed to this Agreement, including the Company Disclosure Schedule or the Bidco Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder and any successor Applicable Law, rules or regulations thereto; (x) references to any Person include the successors and permitted assigns of that Person; (xi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xii) references to “U.S.” or the “United States” are to the United States of America, including its territories and possessions; (xiii) references to “dollars” and “$” means U.S. dollars; (xiv) for purposes of disclosures required by Article IV and Article V, the restrictions set forth in Section 6.1, the calculation of the Company Termination Fee, the Reverse Termination Fee, the Enforcement Expenses and the Expense Reimbursement set forth in Section 9.3, and the expenses, fees and costs set forth in Section 10.4, any references to amounts in dollars shall include foreign currency equivalents based on the exchange rates as published in The Wall Street Journal on the date of such action; (xv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) posted and made available to Bidco on the applicable due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis) with access provided to the members of the Bidco Group and their Representatives at least two (2) days prior to the execution and delivery of this Agreement; (B) provided via email or in person, in each case, at least two  (2) days prior to the execution and delivery of this Agreement (including materials provided to outside counsel); or (C) filed or furnished to the SEC prior to the date of this Agreement; (xvi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xvii) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement, (xviii) the terms “or”, “any” and “either” are not exclusive and (xix) the phrase “ordinary course of business” shall mean the ordinary course of business of the Company Group consistent with past practice (including with respect to quantity and frequency).

(b)          The inclusion of any information in the Company Disclosure Schedule or Bidco Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or Bidco Disclosure Schedule, as applicable, that such information is required to be listed in the Company Disclosure Schedule or Bidco Disclosure Schedule, as applicable, that such items are material to the Company Group, taken as a whole, or the Bidco Group, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Bidco Material Adverse Effect.  The headings, if any, of the individual sections of each of the Bidco Disclosure Schedule and the Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.  The Company Disclosure Schedule and Bidco Disclosure Schedule are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule or Bidco Disclosure Schedule, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule or Bidco Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto.

Section 10.14          Financing Sources.  Anything in this Agreement to the contrary notwithstanding (but in all cases subject to and without in any way limiting the rights and claims of Bidco or any of its under and pursuant to any commitment letter (including the Debt Commitment Letter or any other contract or agreement entered into with respect to any debt financing obtained by Bidco or its Subsidiaries)), the Company, on behalf of itself, the Subsidiaries of the Company, and each of their respective controlled Affiliates, and Bidco, Guarantor and the Equity Investors, on behalf of themselves, their respective Subsidiaries and each of their respective controlled Affiliates hereby:

(a)          agree that any Actions involving the Debt Financing Sources, together with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successors and assigns (collectively, including the Debt Financing Sources, the “Debt Financing Source Related Parties”) arising out of or relating to, this Agreement, the Debt Financing, or any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letter), or any of the transactions contemplated hereby or thereby, shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of any other law) and shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and the Company irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and agrees not to bring or support any such Action against any Debt Financing Source Related Party in any forum other than such courts;

(b)           WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY ACTION BROUGHT AGAINST THE DEBT FINANCING SOURCE RELATED PARTIES;

(c)          agree that none of the Debt Financing Source Related Parties shall have any liability to the Company, the Subsidiaries of the Company or their respective Affiliates (other than, for the avoidance of doubt, at or after the Effective Time, the Company and its Subsidiaries) relating to or arising out of this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letter); provided that nothing in this Section 10.14(c) shall limit the rights of the Company and its Subsidiaries from and after the Effective Time under any debt commitment letter or the definitive agreements for the Debt Financing executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto;

(d)          subject to clause (c) above, agree that only Bidco and Guarantor or their respective Subsidiaries (or, at and after the Effective Time, the Company and its Subsidiaries) shall be permitted to bring any claim (including any claim for specific performance) against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letter), and that none of the Company, the Subsidiaries of the Company or any of their respective controlled Affiliates (except at or after the Effective Time as an Affiliate) shall be entitled to seek the remedy of specific performance with respect to Bidco and Guarantor or their respective Affiliates’ rights under such agreements against the Debt Financing Sources and/or any Debt Financing Source Related Parties, as applicable, party thereto;

(e)          agree, solely prior to the Effective Time, in no event will any Debt Financing Source Related Party be liable to the Company or its Subsidiaries, or the Company or any of its Subsidiaries be liable to any Debt Financing Source, for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing; and

(f)          agree that the Debt Financing Source Related Parties are express third party beneficiaries this Section 10.14 of this Agreement, and the Debt Financing Sources may enforce such rights under such provisions and such provisions (and any definitions used in such provisions or any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provisions would materially modify and abrogate the substance of this Section 10.14) shall not be amended, supplemented, waived or otherwise modified in any way materially adverse to any Debt Financing Source Related Parties without the prior written consent of each related Debt Financing Source.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CALIFORNIA BUYER LIMITED

By:	/s/ Andrew Gilbert
Name: Andrew Gilbert
Title: Director

[Signature Page to Transaction Agreement]

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Michael Woollcombe
Name: Michael Woollcombe
Title: Authorized Signatory

By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Authorized Signatory

[Signature Page to Transaction Agreement]

Annex A

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

“2020 Green Private Placement Notes” means the €290 million ($316 million) senior secured notes maturing on June 20, 2026, which were issued under a senior secured note purchase agreement dated March 20, 2020, entered into by the Company, the guarantors party thereto and a group of institutional investors as purchasers of the notes issued thereunder.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (i) that (1) does not contain any provision that would prevent the Company from complying with its obligation to provide disclosure to Bidco pursuant to Section 6.2 and (2) contains provisions that, in each case, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions) or (ii) that is in effect as of the date of this Agreement.

“Acquisition Proposal” means any bona fide inquiry, proposal or offer from any Person (other than the Bidco Group or the ECP Entities) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction, of (A) 10% or more (based on the fair market value thereof, as determined in good faith by the Company Board) of the consolidated assets (including share capital of the Company’s Subsidiaries and Minority-Owned Entities) or properties of the Company Group, taken as a whole, or (B) 10% or more of the outstanding Company Shares or (ii) any takeover offer, tender offer, exchange offer, scheme of arrangement, merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving the Company that, if consummated, would result in any Person (or the shareholders of any Person) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) owning, directly or indirectly, shares representing 10% or more of the outstanding Company Shares or the resulting direct or indirect parent of the Company, other than, in each case, the Transaction.

“Action” means any legal, arbitral, administrative, regulatory or other action, charge, claim, complaint, litigation, inquiry, audit, examination, investigation, suit, mediation, assessment, hearing or other similar proceeding.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto; provided, that, with respect to any member of the Bidco Group, “Affiliate” shall not include (i) any ECP Entity, (ii) any current or prospective investors in or partners of any ECP Entity, (iii) any Person that (A) is the managing member, general partner or similar controlling entity of any entity described in clauses (i) and (ii) of the definition of ECP Entity, or (B) is a direct or indirect partner or member of any entity in the preceding clause (iii)(A) or (iv) any of their respective Affiliates.

“AFIDA” means the Agricultural Foreign Investment Disclosure Act of 1978, including all implementing regulations thereof.

“Announcement” means (i) the joint press release, (ii) an investor conference or video call for the Company Shareholder to be held on or about the date hereof and (iii) any slide deck or related material for such shareholder call.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002 and the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any Applicable Law of similar effect, and the related regulations and published interpretations thereunder.

“Anti-Money Laundering Laws” means all and any of the following: the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT ACT ((Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§5311-5332)), the UK Proceeds of Crime Act 2002, Part 3 of the Criminal Finances Act 2017 and the UK Terrorism Act 2000, and all Laws related to terrorist financing or money laundering, including know-your-customer (KYC) and financial recordkeeping and reporting requirements, of any jurisdiction in which the Company or any Subsidiary of the Company operates.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Applicable Law” means, with respect to any Person, any Law that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.

“Awards” means any grant of Company Shares or the right to receive, subscribe for or otherwise acquire one or more Company Shares under a Company Share Plan.

“Benefit Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) the Company Share Plans, compensation, bonus, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, plan policy or arrangements whether or not written, whether funded or unfunded (A) that is sponsored, maintained, administered, contributed to or entered into by, or that is required to be sponsored, maintained, administered, contributed to by the Company or any of its Affiliates for the benefit of any Relevant Service Provider or any of their respective dependents or beneficiaries or (B) for which the Company or any of its Subsidiaries has or could reasonably be expected to have any direct or indirect or contingent liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law.

“Bidco Disclosure Schedule” means the Bidco Disclosure Schedule delivered to the Company on the date of this Agreement.

“Bidco Group” means Bidco Parent, Bidco and any other direct or indirect Subsidiaries of Bidco Parent from time to time.

“Bidco Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, does or would reasonably be expected to prevent, materially delay or materially impair the ability of Bidco to perform its obligations under this Agreement or consummate the Transaction.

“Bidco Parent” means ECP California Holdings, LP, a limited partnership organized under the laws of the Province of Ontario, Canada.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Madrid, Spain or London, England are authorized or required by Applicable Law to close.

“Casualty” means any loss, damage, destruction or impairment as a result of fire, explosion, hurricane, earthquake, windstorm, flood or other casualty or act of God.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) the Parties have received written notice from CFIUS that (i) CFIUS has determined that the Transaction is not a “covered transaction,” as defined in the DPA; (ii) CFIUS has conducted a review or investigation with respect to the Transaction and determined that there are no unresolved national security concerns, and has concluded all action under the DPA; or (b) pursuant to the DPA, CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transaction and (A) the President has announced a decision not to suspend or prohibit the Transaction or (B) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

“CFIUS Notice” means a notice filing with respect to the Transaction submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.

“Clearances” means any Consents, Filings, “no objection” statements, a decision indicating a lack of jurisdiction or the expiration of applicable waiting periods with or from any Governmental Authority which are required or advisable under Regulatory Laws to be made or obtained in order to consummate the Transaction as set forth on Section 1.1(a) of the Company Disclosure Schedule and any other Consents, Filings and “no objection” statements that are required or advisable to be made or obtained pursuant to a written notice or request by a Governmental Authority to a Party or any of its Subsidiaries or Affiliates.

“Code” means the U.S. Internal Revenue Code of 1986.

“Companies Act” means the United Kingdom Companies Act 2006 (including the schedules thereto) and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.

“Company Board Recommendation” means the unanimous recommendation of the Company Board to the Company Shareholders to vote in favor of the Resolutions at the Scheme Meeting and the Company GM.

“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Bidco on the date of this Agreement.

“Company GM” means the general meeting of the Company Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement in order to vote on the Company Shareholder Resolution, expected to be held as soon as the preceding Scheme Meeting shall have been concluded (it being understood that if the Scheme Meeting is adjourned or postponed, the Company GM shall be correspondingly adjourned or postponed).

“Company Group” means the Company and any other direct or indirect Subsidiaries of the Company and any Material Minority-Owned Entity from time to time; provided, that (x) as such term is used in the representations and warranties set forth in Article IV, references to the Material Minority-Owned Entities shall be deemed qualified “to the knowledge of the Company” and (y) for purposes of Section 6.2, Section 6.4, Section 6.6 and Section 7.1 and as used in the definitions of Company Material Adverse Effect, Acquisition Proposal and Superior Proposal, the “Company Group” shall include all Minority-Owned Entities, in each case, provided that with respect to any Minority-Owned Entity, the Company shall only be required to use commercially reasonable efforts to cause such Minority-Owned Entities to take or refrain from taking such action, which efforts shall include the exercise of management, voting, consent or similar rights available to the Company or any of its Subsidiaries under the Minority-Owned Entity’s organizational documents or other Contract with respect to the Company or any of its Subsidiaries’ ownership interest in such Minority-Owned Entity.

“Company Intellectual Property Rights” means any and all Company Owned Intellectual Property Rights, and all Intellectual Property Rights licensed, or for which rights to use are otherwise granted, to the Company or any of its Subsidiaries by a Third Party.

“Company Intercreditor Agreement” means the amended and restated Intercreditor Agreement, dated as of May 16, 2018, by and among the Company, the guarantors party thereto, Royal Bank of Canada, as administrative agent and collateral agent, Elavon Financial Services DAC, UK Branch, as note issuance facility agent, the hedge counterparties party thereto, and the other secured parties and other Persons from time to time party thereto, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof.

“Company Material Adverse Effect” means any event, change, effect, circumstance, condition, fact, development or occurrence (each, an “Effect”) that, individually or in the aggregate, (A) does or would reasonably be expected to prevent, impair or materially delay consummation by the Company of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, or otherwise adversely affect the ability of the Company to perform its obligations hereunder or (B) has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, Liabilities, operations or condition (financial or otherwise) of the Company Group, taken as a whole; provided, that no Effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect under clause (B) or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect under clause (B): (i) any changes in economic conditions in the United States or any other country or jurisdiction(s) in which the Company Group operates or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industry in which the Company or any of its Subsidiaries operate, (iii) fluctuations in the value of any currency, (iv) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets (including changes in interest or inflation rates), in each case, in the United States or any other country or jurisdiction in which the Company Group operates, (v) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority relevant to the business of the Company or any of its Subsidiaries after the date hereof, (vi) any changes or prospective changes in IFRS (or authoritative interpretations thereof) after the date hereof, (vii) geopolitical conditions, the outbreak, escalation or continuation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing, (viii) any epidemic, pandemic (including COVID-19), hurricane, earthquake, flood, calamity or other natural disasters, acts of God, change resulting from weather conditions or any other force majeure event (or any worsening of any of the foregoing), (ix) any decline, in and of itself, in the market price or trading volume of the Company Shares or any other outstanding security or debt obligation of the Company (provided, that any Effects giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (x) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (provided, that any Effects giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xi) the execution and delivery of this Agreement, the public announcement (including any leaks or unintentional announcements) or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Transaction), the taking of any action (or omitting to take any action) expressly in accordance with this Agreement, or the identity of, or any facts or circumstances relating to, Bidco, any ECP Entity or any of their respective Affiliates, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, distributors, payors, officers, employees or other material business relations, (provided that this clause (xi) shall not apply with respect to the representations and warranties in Section 4.1, Section 4.3, Section 4.4, Section 4.6, Section 4.7 or Section 4.20(e) with respect to the condition to Closing contained in Section 8.2(b) or the right to terminate the Agreement pursuant to Section 9.1(c)(ii), to the extent it relates to such representations and warranties), (xii) any Actions arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby (including the Transaction), (xiii)  any change or development in national, regional, state or local wholesale or retail markets or prices for electric power, capacity, emissions allowances, natural gas, fuel oil, coal, steel, concrete, water, steam or fuel or the transportation of any of the foregoing, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, or (xiv) the availability or cost of financing to Bidco or any of its Affiliates or any breach by Bidco of this Agreement, except that the matters or Effects referred to in clauses (i) through (viii) and (xiii) may be taken into account, individually or in the aggregate with other such matters or Effects, to the extent that the impact of any such matter or Effect on the Company Group, taken as a whole, is disproportionately adverse relative to the impact of such matter or Effect on companies operating in the industry and geographic markets in which the Company Group operates; provided that, notwithstanding anything contained in the foregoing clauses (i)-(xiv), (1) if any assets or properties (or any portion thereof) of any member of the Company Group, either alone, or together with any other assets or properties (or any portion thereof) of any member of the Company Group, are (x) damaged by any Casualty or (y) becomes subject to a completed Condemnation or an Initiated Condemnation which has been instituted and not dismissed as of the Closing Date, then such Casualties or Condemnations (taking into account any lost profits, the timing and ability to repair or replace such assets and any recoveries received by the Company Group under any insurance policies or pursuant to any condemnation awards) shall be taken into account in determining whether there shall have been or would reasonably be expected to be a Company Material Adverse Effect for all purposes of this Agreement, and (2) if any assets or properties (or any portion thereof) of any member of the Company Group set out in Section 1.1(b) of the Company Disclosure Schedule, either alone, or together with any other such assets or properties (or any portion thereof) of any member of the Company Group set out in Section 1.1(b) of the Company Disclosure Schedule, becomes subject to a completed Condemnation or an Initiated Condemnation which has been instituted and not dismissed as of the Closing Date, then such completed Condemnation or Initiated Condemnation shall be deemed to be and constitute a Company Material Adverse Effect for all purposes of this Agreement.

“Company Owned Intellectual Property Rights” means Intellectual Property Rights owned by any member of the Company Group.

“Company RSUs” means restricted stock units granted under any of the Company Share Plans.

“Company Share Option” means any option to acquire Company Shares outstanding under the Company Share Plans, including, for the avoidance of doubt, market priced options.

“Company Share Plans” means the Long-Term Incentive Plan and the Director RSU Plan.

“Company Shareholder” means a holder of Company Shares from time to time (being, for the avoidance of doubt, a registered holder of Company Shares as shown from time to time on the Company’s register of members).

“Company Shareholder Approvals” means (i) the approval of the Scheme of Arrangement by a majority in number representing not less than three-fourths (75%) in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the Scheme Meeting and (ii) the passing of the Company Shareholder Resolution by members representing not less than three-fourths (75%) of the total voting rights of eligible members present and voting either in person or by proxy at the Company GM.

“Company Shareholder Meetings” means the Scheme Meeting and the Company GM.

“Company Shareholder Resolution” means the special resolution to amend the Company Organizational Documents and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement, substantially in the form set out in Annex E with or subject to any modification or addition which Bidco and the Company may mutually agree in writing.

“Company Shares” means the ordinary shares of the Company with a par value of $0.10 each.

“Condemnation” means the (i) appropriation, (ii) expropriation, (iii) nationalization, (iv) nullification of existing concessions, (v) condemnation, (vi) eminent domain, (vii) any renegotiation of a Contract or concession which substantially has the effect of items (i) to (vi), or (viii) any similar Action to the owner of such assets or properties (or any portion thereof) whether economic or otherwise, in each case, of a Governmental Authority.

“Confidential Information” means all confidential or proprietary documents and information concerning the Company or any of its Subsidiaries; provided, however, that Confidential Information shall not include any information which, (a) is or becomes generally available publicly and was not disclosed in breach of this Agreement, (b) was previously known or thereafter becomes known by Bidco without violation of any Applicable Laws or to the Bidco’s knowledge any confidentiality obligation to the Company or any of its Subsidiaries or (c) is independently developed by Bidco or any of its Affiliates or Representatives without reference to the Confidential Information.

“Confidentiality Agreement” means the confidentiality letter agreement dated as of March 29, 2023, by and between Energy Capital Partners, LLC and the Company.

“Consent” means any consent, approval, waiver, license, permit, variance, certificate, registration, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation or permission.

“Contract” means with respect to any Person, any legally binding contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, purchase order, concession, franchise, instrument or other arrangement, whether written or oral, express or implied, to which such Person is a party or by which such Person or such Person’s properties or assets are bound.

“Court” means the High Court of Justice of England and Wales.

“Court Hearing” means the hearing by the Court of the petition to sanction the Scheme of Arrangement (and to grant the Court Order).

“COVID-19” means (i) SARS-CoV-2, (ii) COVID-19, (iii) any similar diseases which cause a global pandemic, and (iv) any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the United Kingdom National Health Service and the World Health Organization in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.

“Data Room” means the documents and information relating to the Company and its Subsidiaries contained in the virtual data room made available by the Company online with Intralinks, as of 12:45 a.m. London Time on May 26, 2024.

“Debt Financing Sources” means each Person, together with such Person’s Affiliates, that has committed to provide the Debt Financing in connection with the transactions contemplated hereby, including the parties (subject to the immediately succeeding sentence) to the Debt Commitment Letter and any joinder agreements thereto.  Notwithstanding the foregoing and for the avoidance of doubt, neither Bidco Parent, Bidco nor any of their respective Affiliates shall constitute “Debt Financing Sources”.

“Derivative Products” means any swap, cap, hedge, floor, collar, futures Contract, forward Contract, option or any other derivative financial instrument, arrangement or Contract, based on any commodity, security, instrument, rate (interest or currency) or index of any kind or nature whatsoever, whether tangible or intangible.

“Director RSU Plan” means the agreements under which restricted stock units have been granted by the Company to certain directors of the Company.

“Dividend Equivalent Amount” means a cash amount equal to the sum of all dividends or distributions paid by the Company from the “Effective Date” (as stated in the applicable award agreement) to the Effective Time in respect of a Company Share.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

“ECP Entities” means (i) any investment fund, continuation fund, or other vehicle or account directly or indirectly controlled, managed or advised by Energy Capital Partners Management, LP or ECP ControlCo, LLC, (ii) any investment vehicle or other arrangement investing on a parallel basis with such entities in the preceding clause, and (iii) any portfolio companies, directly or indirectly, owned, managed, or controlled by investment funds managed or advised by any of the entities in the preceding clauses (other than the Bidco Group).

“EDC Credit Facility” means the loan and guaranty agreement entered into on May 10, 2023, among the Company the guarantors party thereto and Export Development Canada providing for a senior credit facility in an aggregate principal amount of $50 million.

“Effect” has the meaning set forth in the definition of Company Material Adverse Effect.

“Employee Representative” means any works council, employee representative, trade union, labor or management organization, group of employees or similar body that represents employees of the Company or any of its Subsidiaries.

“Engagement Letter – Bank” means that certain engagement letter, dated as of the date hereof, from each of Banco Santander S.A., New York Branch, Barclays Bank PLC, Goldman Sachs Bank USA, ING Capital LLC, Morgan Stanley & Co. LLC and MUFG Bank, Ltd. (and each other additional financial institution added as a party thereto in accordance with the terms thereof) in each case party thereto in their capacity as “Engagement Parties” thereunder (together with all exhibits, annexes and schedules attached thereto, as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement) providing for the engagement of such parties in connection with the placement of a senior secured revolving credit facility and/or term credit facility syndicated primarily in the commercial bank market or syndicated term loan b credit facility as contemplated therein, which has been delivered to the Company on or prior to the Closing Date.

“Engagement Letter – Bond” means that certain engagement letter, dated as of the date hereof, from each of Barclays Capital Inc., Goldman Sachs & Co. LLC, ING Financial Markets LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc. and Santander US Capital Markets LLC (and each other additional financial institution added as a party thereto in accordance with the terms thereof) in each case party thereto in their capacity as “Engagement Parties” thereunder (together with all exhibits, annexes and schedules attached thereto, as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement) providing for the engagement of such parties in connection with the offering of debt securities as contemplated therein, which has been delivered to the Company on or prior to the Closing Date.

“Engagement Letters” means, collectively, the Engagement Letter – Bank and the Engagement Letter – Bond.

“Environmental Law” means any Applicable Law relating to pollution or protection of human health, worker health or safety, the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or natural resources, including any Law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Investors” means ECP V, LP, a Delaware limited partnership, ECP V-B, LP, a Delaware limited partnership, ECP V-C, LP, a Delaware limited partnership, ECP V-D, LP, a Delaware limited partnership and ECP V (California Co-Invest), LP, an Ontario limited partnership.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“EWG” means an exempt wholesale generator under PUHCA and FERC’s regulations thereunder.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“FERC” means the Federal Energy Regulatory Commission, or its successor.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing, including as the case may be, for the avoidance of doubt, pre-notification to competition authorities.

“Financing Sources” means, collectively, the Equity Investors and the Debt Financing Sources (and “Financing Source” means any one of them).

“Foreign Investment Laws” means any Applicable Laws that are designed or intended to prohibit, restrict or regulate actions by Persons to acquire interests in or control over domestic equities, securities, entities, assets, land or interests to address national security or public order or similar policy goals, including, for the avoidance of doubt, the DPA.

“FPA” means the Federal Power Act, as amended, and the implementing regulations of FERC.

“Fraud” means intentional common law fraud under the Laws of the State of Delaware.

“FUCO” means a foreign utility company under PUHCA and FERC’s regulations thereunder.

“GEN Indenture” has the meaning set forth in the definition of Green Exchangeable Notes.

“Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter contract, teaming agreement, joint venture, grant, cooperative agreement, other transactional authority agreement, or change order) between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority or any prime contractor or sub-contractor (at any tier) of any Governmental Authority, on the other hand, including those set out in Section 1.1(h) of the Company Disclosure Schedule. A purchase, task, or delivery order issued under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory, judicial or administrative authority, department, court, tribunal, legislature, executive, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.

“Green Exchangeable Notes” means the $115 million green exchangeable senior notes due in 2025 issued by Atlantica Sustainable Infrastructure Jersey Limited on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis by the Company, issued pursuant to an indenture (the “GEN Indenture”) dated July 17, 2020, among the Company, Atlantica Sustainable Infrastructure Jersey Limited, BNY Mellon Corporate Trustee Services Limited, as trustee, The Bank of New York Mellon, London Branch, as paying agent and exchange agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent.

“Green Senior Notes” means the Company’s $400 million green senior notes due in 2028 issued pursuant to an indenture dated May 18, 2021, among the Company, the guarantors party thereto, BNY Mellon Corporate Trustee Services Limited, as trustee, The Bank of New York Mellon, London Branch, as paying agent and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent.

“Group” means a “group” as defined in Section 13(d) of the Exchange Act.

“Guarantor” means ECP V-D, LP, a Delaware limited partnership.

“Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, contaminant, hazardous substance, hazardous waste, special waste, asbestos, asbestos-containing material, pesticides, lead, noise, odor, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, any and all (i) indebtedness for borrowed money, whether current or funded, secured or unsecured, short-term or long-term, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, “make-wholes”, if any, prepayment premiums, if any, and accrued but unpaid interest, fees and expenses related thereto), (ii) amounts with respect to drawn letters of credit, letters of guaranty, surety bonds or other similar instruments, (iii) cash overdrafts, (iv) net obligations in respect of Derivative Products, (v) obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, services, securities or assets with respect to which the Company Group is liable, primarily or secondarily, absolutely, contingently or otherwise, including all Company Group notes and “earn-out” payments, (vi) indebtedness secured by a Lien on the Company Group’s assets or properties, (vii) all finance and capital lease obligations and all synthetic lease obligations, and (vii) outstanding guarantees of obligations of the type described above.

“Indicative Timetable” means the indicative timetable set out on Section 1.1(c) of the Company Disclosure Schedule.

“Initiated Condemnation” means any Condemnation which has been initiated by a Governmental Authority by means of any administrative or regulatory proceeding or process or an official announcement from a Governmental Authority that would reasonably be likely to lead to, or result in, a Condemnation.

“Intellectual Property Rights” means any and all intellectual property rights of every kind and nature however denominated, throughout the world, including: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vi) rights of publicity, privacy, and rights to personal information, (vii) domain names, and (viii) all applications and registrations for the foregoing.

“Intervening Event” means any material Effect that affects or would be reasonably likely to affect the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company Group, taken as a whole, and that (i) is not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement), (ii) is not (A) a change or development in national, regional, state or local wholesale or retail markets or prices for electric power, capacity, emissions allowances, natural gas, fuel oil, coal, steel, concrete, water, steam or fuel or the transportation of any of the foregoing, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, or (B) a change in the rates that a member of the Company Group may charge for electricity, energy, capacity and/or ancillary services or any other product or service subject to regulation by any Governmental Authority with jurisdiction over the energy industry, (iii) does not result from a breach of this Agreement by the Company, (iv) does not relate to clearance of the Transaction or the expiration or termination of any waiting period under any Antitrust Laws or any other Applicable Law, (v) does not relate to the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided, the underlying cause of clause (v) may constitute an Intervening Event to the extent not otherwise excluded by this definition), (vi) does not relate to any action or announcement by any Governmental Authority that relates to any of the assets or programs of the Company Group and (vii) does not relate to or involve any Acquisition Proposal or any inquiry or communications relating thereto or consequence thereof.

“Investment Plan” means the plan for expenditure and investment for development and construction set forth on Section 1.1(d) of the Company Disclosure Schedule.

“IT Assets” means any computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment owned by the Company or any of its Subsidiaries, or licensed to or leased by the Company or any of its Subsidiaries (excluding any public networks).

“knowledge” means (i) with respect to the Company, the knowledge of those individuals set forth in Section 1.1(e) of the Company Disclosure Schedule and (ii) with respect to Bidco, the knowledge of those individuals set forth in Section 1.1(a) of the Bidco Disclosure Schedule, in each case, after reasonable inquiry to the direct report of such individual with primary responsibility for the relevant matter.

“Law” means any federal, state, local, municipal, foreign, national or other law, treaty, convention, statute, constitution, resolution, ordinance, common law, code, edict, Order, guidance, rule, regulation, ruling, executive order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect or applied by or under the authority of any Governmental Authority (including, for the avoidance of doubt, any Regulatory Law) or any national securities exchange or stock market (including the Nasdaq).

“Leased Real Property” means the real property that is leased or subleased by the Company and its Subsidiaries.

“Letter Agreement” means the letter agreement, dated as of May 27, 2024, by and among AQN, Liberty Development Energy Solutions B.V., and the Company.

“Liability” means any direct or indirect debt, liability, obligation, commitment, guaranty, claim, loss, damage, deficiency, fine, cost or expense of any kind or nature (in each case, including interest thereon), whether relating to payment, performance or otherwise, known or unknown, asserted or unasserted, fixed, absolute or contingent, joint or several, accrued or unaccrued, secured or unsecured, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise, asserted or not asserted, vested or unvested, or executory, whenever or however arising (including, whether or not required to be reflected or reserved against on the financial statements of the relevant Person under IFRS, if applicable).

“Lien” means, with respect to any share, security, property or asset (as applicable), any mortgage, lien, license, pledge, deed of trust, charge, security interest, hypothecation, right of preemption, right of first refusal, right of first offer, adverse claim, contract for sale, easement, right of way, encroachment, occupancy right, community property interest or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law.

“Long-Term Incentive Plan” means the terms comprised in the “LTIP” award agreements and plan rules under which share options and restricted stock units have been granted by the Company to employees of the Company and its Subsidiaries.

“Material Minority-Owned Entities” means, collectively, Telocaset Wind Power Partners LLC, High Prairie Wind Farm II LLC, Old Trail Wind Farm LLC, Post Oak Wind LLC, Aguas de Skikda, S.A.P. and Myah Bahe Honaine, S.A.P. (and “Material Minority-Owned Entity” means any one of them).

“Material Subsidiaries” means, collectively, Atlantica North America LLC, ACT Holding, S.A. de C.V., Atlantica Peru, S.A., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica Infraestructura Sostenible, S.L.U., Arizona Solar One LLC, Mojave Solar LLC, Coso Geothermal Power Holdings LLC, ACT Enery Mexico, S. de R.L. de C.V., Atlantica Transmision Sur, S.A. and Kaxu Solar One (RF) (Pty) Ltd. (and “Material Subsidiary” means any one of them).

“MBR Authority” means an order by FERC pursuant to Section 205 of the FPA (a) authorizing a Person to sell energy, capacity and specified ancillary services at market-based rates, (b) accepting a tariff for filing that provides for such sales, and (c) granting such Person waivers of regulations and blanket authorizations customarily granted by FERC to an entity that sells wholesale power and ancillary services at market-based rates, including blanket approval for the issuance of securities and assumption of liabilities under Section 204 of the FPA and Part 34 of the FERC’s regulations.

“Minority-Owned Entity” means any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity which is not a Subsidiary of the Company but of which the Company or any of its Subsidiaries (either alone and/or through and/or together with the Company and any of its Subsidiaries) owns any shares of capital stock or other equity interests (including, for the avoidance of doubt, any Material Minority-Owned Entity).

“Nasdaq” means The Nasdaq Global Select Market.

“Note Issuance Facility 2020” means the senior unsecured note facility dated July 8, 2020, as amended on March 30, 2021, of €140 million ($153 million), entered into by the Company, the guarantors party thereto, Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital, as purchasers of the notes issued thereunder.

“OFAC” has the meaning set forth in the definition of Sanctioned Person.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all of the material buildings, structures and other improvements thereon.

“Payoff Indebtedness” means the Indebtedness listed in Section 1.1(f) of the Company Disclosure Schedule, including 2020 Green Private Placement Notes, the Green Exchangeable Notes, the Green Senior Notes, the Note Issuance Facility 2020, the Revolving Credit Facility and the EDC Credit Facility.

“Payoff Indebtedness – Credit Facilities” means the Indebtedness listed in Section 1.1(g) of the Company Disclosure Schedule.

“Permitted Lien” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either (A) not yet due and payable or (B) that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS, (ii) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other Liens arising by operation of Applicable Law in the ordinary course of business that are not yet due, (iii) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation, in each case, in the ordinary course of business, (iv) easements, covenants and rights of way (unrecorded and of record) and other similar Liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case, that do not materially affect the use or value of the applicable property owned, leased, used or held for use by the Company Group, (v) statutory, common Law or contractual Liens (or other encumbrances of any type) of landlords or Liens against the interests of the landlord or owner of any Real Property, (vi) non-exclusive licenses of and other grants of non-exclusive rights to use Intellectual Property Rights, (vii) Liens securing obligations of the Company or any of its Subsidiaries under any of the Company Group’s project finance debt, (viii) Liens securing Liabilities solely between the Company and any of its Subsidiaries or solely between any Subsidiaries of the Company, (ix) any Liens granted under the Company Intercreditor Agreement, (x) Liens that would be discharged or released at or prior to Closing or (xi) any Liens which are disclosed in Section 1.1(i) of the Company Disclosure Schedule.

“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust, Governmental Authority or other entity or organization.

“Personal Information” means any and all information or data, in any form, that is capable, directly or indirectly, of being associated with, related to or linked to, or otherwise be used to identify an individual natural person or household, including information that identifies or could be used to identify, describe, contact or locate, alone or in combination with other information, an individual natural person or an individual natural person’s device or browser, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including social security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or household, or is linked to any such data element that can reasonably be associated with an individual natural person or household).  Personal Information also includes any information defined as “personal data,” “personally identifiable information,” “personal information,” or “protected health information” under Privacy Laws.

“Privacy Laws” means all Applicable Laws and binding guidelines, guidance and standards relating to the processing, privacy and/or security of Personal Information, data breach notifications, website and mobile application privacy policies and practices or email, text message or telephone communications, including (a) the EU General Data Protection Regulation (2016/679) (together with relevant national implementing legislation), (b) the UK General Data Protection Regulation as defined by the Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 and (c) any other data protection or privacy laws, regulations, or regulatory requirements applicable to the processing of Personal Information (as amended and/or replaced from time to time).

“PUHCA” means the Public Utility Holding Company Act of 2005 and FERC’s implementing regulations thereunder.

“PURPA” means the Public Utility Regulatory Policies Act of 1978 and the implementing regulations of FERC.

“QF” means a qualifying facility under Section 210 of PURPA, and FERC’s implementing regulations.

“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.

“Redacted Fee Letters” means one or more fee letters with a Debt Financing Source with respect to the Debt Financing in which the only redactions are pricing, thresholds, fee amounts, “price flex” and other economic or “flex” provisions that are customarily redacted in connection with transaction agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or other funding being made available by such Debt Financing Source.

“Regulatory Laws” means, collectively, any Antitrust Laws, Foreign Investment Laws and any energy regulatory and other regulatory Laws applicable to any Party or any of its Subsidiaries or Affiliates or the Transaction.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, pumping, escaping, emptying, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Relevant Service Provider” means any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries.

“Representatives” means, with respect to any Person, its partners, managers, members, officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

“Required Financial Information” means the following consolidated financial statements of the Company Group: (i) audited consolidated balance sheet and the related audited consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows of the Company for the three fiscal years immediately preceding the Closing Date and (ii) unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows of the Company for the three-, six- or nine-month interim period most recently ended prior to the Closing Date (which interim financial information shall have been reviewed by the independent auditor of the Company as provided in the procedures specified by the IAS 34), in each of the foregoing cases, of the type and form customarily included in private placements of debt securities under Rule 144A of the Securities Act and to the extent required to consummate the offering(s) of debt securities contemplated by the Financing Documents.

“Resolutions” means the resolutions of the Company Shareholders to be proposed at the Scheme Meeting and the Company GM in order to approve the Scheme of Arrangement and certain other matters in connection with the Transaction.

“Revolving Credit Facility” means the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018, as amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020, March 1, 2021, May 5, 2022, and May 30, 2023, providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive, jurisdiction-wide Sanctions (currently, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person organized or ordinarily resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled (as “control” is defined or understood in relevant Sanctions) by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC or the U.S. Department of State) or by the United Nations Security Council, the European Union, any European Union member state or the United Kingdom.

“Santander Agreement” means the Reimbursement Agreement between Santander Bank N.A. and the Company dated September 9, 2019, as amended on January 9, 2024.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Scheme Circular” means the circular to be issued by the Company to the Company Shareholders setting out, amongst other things, the terms and conditions of the Transaction and containing the Scheme of Arrangement and the notice of the Scheme Meeting and the Company GM.

“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement.

“Scheme of Arrangement” means the proposed scheme of arrangement of the Company under Part 26 of the Companies Act to effect the Transaction, substantially in the form set out in Annex D, with or subject to any modification, addition or condition which (a) Bidco and the Company mutually agree in writing and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Bidco and the Company in writing each acting reasonably and in good faith, in each case, in accordance with the Companies Act and this Agreement.

“Scheme Shareholders” has the meaning given to it in the Scheme of Arrangement.

“Scheme Shares” has the meaning given to it in the Scheme of Arrangement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Strategic Review Bonus” means the cash amounts payable under the “Strategic Review Bonus” arrangements entered into in March 2023 between the Company and certain executives.

“Subsidiary” means, with respect to any Person, any entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or equivalent governing body, or (b) at least 50% of the outstanding equity or ownership interests of such entity.  For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the equity, securities or other ownership interests (excluding any equity, securities or other ownership interests held by an individual director or officer required to hold such equity, securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Superior Proposal” means any bona fide, written Acquisition Proposal that if consummated in accordance with its terms would result in a Person (or the shareholders of any Person) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) owning, directly or indirectly, (i) 50% or more of the outstanding Company Shares or (ii) 50% or more (based on the fair market value thereof, as determined in good faith by the Company Board) of the consolidated assets (including share capital of the Company’s Subsidiaries and Minority-Owned Entities) of the assets or properties of the Company Group, taken as a whole, on terms which the Company Board determines, in good faith, after consultation with the Company’s outside legal counsel and financial advisor, would be, if consummated, (A) in the best interest of the Company and (B) superior to the terms of the Transaction in the aggregate, in each case, taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement.

“Tax” means any and all U.S. federal, state, local, provincial and non-U.S. income, gross receipts, franchise, capital gains, sales, use, net worth, goods and services, ad valorem, property (real or personal), payroll, withholding, excise, transfer, social security, registration, value added, stamp, occupation premium, capital stock, documentary, environmental, windfall or profits taxes, and any other taxes, assessments, levies, imposts, customs, duties or tariffs in each case in the nature of a tax, together with any interest and penalties, in each case, imposed with respect thereto.

“Tax Return” means any report, return, document, form, application, certificate, election, statement, declaration or other information required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any schedules or attachments thereto and any amendments thereof.

“Taxing Authority” means any Governmental Authority that has the power to impose, assess, determine, administer or collect any Taxes.

“Third Party” means any Person or Group, other than the Company, any member of the Bidco Group, any ECP Entity or any of their respective Subsidiaries, Affiliates or Representatives.

“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott Laws imposed, administered, or enforced by the U.S. government, including the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs Laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott Laws imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Transaction Documents” means, collectively, this Agreement, the Support Agreements, the Guaranty and the Financing Documents (and “Transaction Document” means any one of them).

“VAT” means (i) any value added tax imposed by the United Kingdom Value Added Tax Act 1994; and (ii) any other Tax of a similar nature, whether imposed pursuant to Council Directive 2006/112/EC in any member state of the European Union, or otherwise, or any similar or comparable Tax imposed elsewhere (including, for the avoidance of doubt, any sales, use, goods, services, turnover and consumption Taxes).

“WARN Act” means the U.S. federal Worker Adjustment and Retraining Notification Act of 1988 and similar state, local and foreign Laws related to plant closings, relocations and mass layoffs.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that results from a deliberate act or failure to act by a Party that knows, or would reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of any such covenant or agreement.

Terms Defined Elsewhere.  Each of the following terms is defined in the Section set forth opposite such term:

Defined Term	Paragraph

Affected Employee	Section 7.2(b)
Agreement	Preamble
Alternative Debt Financing	Section 7.11(b)
ANA	Section 6.7(a)
Ancillary Scheme Documentation	Section 3.1(b)
AQN	Recitals
ASHUSA	Section 6.7(a)
ASUSHI	Section 6.7(a)
Benefits Continuation Period	Section 7.2(b)
Bidco	Preamble
Bidco Board	Recitals
Bidco Organizational Documents	Section 5.5
Bidco Related Parties	Section 9.3(e)
Capitalization Date	Section 4.8(a)
CFO Certificates	Section 7.12(a)(xi)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.2(a)
Company Approval Time	Section 6.2(b)
Company Board	Recitals
Company Group Securities	Section 4.8(e)
Company Material Contract	Section 4.19(a)
Company Material Contracts	Section 4.19(a)
Company Organizational Documents	Section 4.3
Company Payment Fund	Section 2.1(b)
Company Permits	Section 4.12
Company Related Parties	Section 9.3(e)
Company RSU Consideration	Section 2.3(b)
Company SEC Documents	Section 4.9(a)
Company Securities	Section 4.8(d)
Company Share Option Consideration	Section 2.3(a)
Company Termination Fee	Section 9.3(a)
Cost Exceptions	Section 7.12(b)
Counsel	Section 3.1(h)
Court Documentation	Section 3.1(e)
Court Order	Section 1.3
Credit Agreement Payoff Letters	Section 6.5
Data Privacy Obligations	Section 4.21(a)
Debt Commitment Letter	Section 5.7(b)
Debt Financing	Section 5.7(b)
Definitive Debt Financing Agreements	Section 7.11(a)
Effective Time	Section 1.3
End Date	Section 9.1(b)(i)
Enforceability Exceptions	Section 4.5
Enforcement Cap	Section 9.3(c)
Enforcement Expenses	Section 9.3(c)
Equity Commitment Letter	Section 5.7(a)
Equity Financing	Section 5.7(a)
Financing	Section 5.7(b)
Financing Conditions	Section 5.7(c)
Financing Costs	Section 7.12(b)
Financing Documents	Section 5.7(b)
Financing Letters	Section 5.7(b)
Forms of Proxy	Section 3.1(b)
Guaranty	Recitals
IP Licenses	Section 4.17(c)
New Company Plans	Section 7.2(c)
New Debt Financing Letters	Section 7.11(b)
Parties	Preamble
Party	Preamble
Paying Agent	Section 2.1(b)
Per Share Consideration	Recitals
Remedy Action	Section 7.1(d)
Required Amounts	Section 5.7(f)
Restructuring Transactions	Section 6.7(a)
Risk Management Policy	Section 4.23
Scheme Documentation	Section 3.1(c)
Support Agreement	Recitals
Transaction	Recitals
Transaction Litigation	Section 6.3
Transfer Taxes	Section 10.4

Annex B

FORM OF AQN SUPPORT AGREEMENT

FORM OF VOTING AND TRANSACTION SUPPORT AGREEMENT

THIS VOTING AND TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May __, 2024, by and among California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales (the “Company”), Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada (“Algonquin”), Liberty (AY Holdings), B.V., a corporation incorporated under the laws of the Netherlands (“AY Holdings”, and together with Algonquin, the “Shareholders” and each a “Shareholder”), direct and indirect shareholders of the Company.  Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement (as defined below).

RECITALS

(A)         Each Shareholder is the direct or indirect beneficial owner of the securities of the Company as set forth opposite its name on Schedule A hereto (such securities, together with any other securities of the Company legally or beneficially acquired, whether by purchase, upon exercise or conversion of any securities or otherwise, by the Shareholders or any of their Affiliates after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”).  As used herein, “beneficially own” means, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof, and similar terms such as “beneficial ownership,” “beneficial owner” and “beneficially acquire” have the corresponding meanings.

(B)       On March 5, 2018, the Company entered into a shareholders agreement with Algonquin and Liberty Development Energy Solutions B.V. (f/k/a Abengoa-Algonquin Global Energy Solutions B.V.) (“Liberty GES”) which provides for certain governance rights and standstill obligations of the Shareholders in their capacity as shareholders of the Company (the “Shareholders Agreement”).  The Shareholders Agreement was amended by that certain enhanced cooperation agreement, dated May 9, 2019, by and among the Company, Algonquin and Liberty GES (the “Enhanced Cooperation Agreement”).

(C)         On the terms and subject to the conditions set forth in the Transaction Agreement by and between Bidco and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Transaction Agreement”), Bidco will acquire the entire issued and to be issued share capital of the Company by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”).

(D)        In order to induce Bidco and the Company to enter into the Transaction Agreement and in consideration of the execution thereof by Bidco and the Company, each Shareholder has entered into this Agreement and agrees to be bound hereby.

NOW THEREFORE, in consideration of the promises, representations, warranties and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1

1.          No Transfer of Subject Shares; No Inconsistent Arrangements.  During the term of this Agreement, each Shareholder shall not make, cause or permit any Transfer (as defined below) of any of the Subject Shares or enter into, or cause any of its Affiliates to enter into, any Contract, option or arrangement with respect to a Transfer of any of the Subject Shares.  Following the date hereof, during the term of this Agreement and except as required by this Agreement or the Transaction Agreement, each Shareholder shall not, and shall cause its Affiliates not to, (a) deposit (or permit the deposit of) any of the Subject Shares into a voting trust or grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Subject Shares (other than this Agreement) or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Shares, (b) enter into any Contract or otherwise take any other action that is inconsistent with, or would in any way restrict, limit or interfere with the performance of the Shareholders’ obligations hereunder or (c) approve or consent to any of the foregoing. For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Shares if such Person directly or indirectly: (i) sells, pledges, encumbers, hedges, gifts, lends, grants an option with respect to, transfers, assigns, or otherwise disposes of (including by sale or merger, by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise) any Subject Shares, or any interest, right or title in such Subject Shares; (ii) enters into a Contract or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Shares or any interest, right or title therein; or (iii) accepts any offer in respect of an Acquisition Proposal.  Notwithstanding the foregoing, each Shareholder may make, or cause any of its Affiliates to make, (1) a transfer to an Affiliate of a Shareholder, or (2) transfers to a transferee that has signed a voting agreement with Bidco and the Company with terms no less favorable to Bidco and the Company than this Agreement; provided that, in clause (1) above, as a condition to such transfer the transferee shall have executed and delivered to Bidco and the Company a counterpart to this Agreement pursuant to which such transferee shall agree to be bound by all of the terms, conditions and provisions of this Agreement as, and agree and acknowledge that such Person shall constitute, a Shareholder for all purposes of this Agreement and certified in writing to Bidco and the Company that all of the representations and warranties in this Agreement with respect to such transferee would be true and correct at the time of such Transfer. If any voluntary or involuntary transfer of any Subject Shares covered hereby shall occur (including a transfer or disposition permitted by the prior sentence of this Section 1, a sale by a Shareholder’s or any of its Affiliates’ trustee in bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee may not be a Company Shareholder and has not executed a counterpart hereof or joinder hereto. Any action taken in violation of this Section 1 shall be null and void ab initio. Each Shareholder hereby authorizes Bidco to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. Each Shareholder agrees that it shall not, and shall cause each of its Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) for the purpose of taking any actions inconsistent with the transactions contemplated by this Agreement or the Transaction Agreement.

2.           Agreement to Vote Shares.

(a)          From the date hereof through the valid termination of this Agreement in accordance with Section 6, at any Company Shareholder Meeting or any adjournment or postponement thereof, in any action by written consent or in any other circumstances upon which the Shareholders’ or any of their Affiliates’ vote, consent or other approval is sought, the Shareholders hereby irrevocably and unconditionally agree, during the term of this Agreement, to: (a) appear at each such meeting (in person or by proxy) or otherwise cause all such Subject Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote, or cause their Affiliates to vote (including pursuant to the Forms of Proxy), all of the Subject Shares that are then beneficially owned or owned of record by such Shareholders or any of their Affiliates: (i) in favor of: (1) the Scheme of Arrangement at the Scheme Meeting (or any adjourned or postponed meeting thereof), (2) the Company Shareholder Resolution at the Company GM (or any adjourned or postponed meeting thereof); (3) any proposal to adjourn or postpone any such meeting to a later date if there are not sufficient votes to approve the Scheme of Arrangement or the Company Shareholder Resolution; and (4) any other resolution necessary or desirable to implement the Transaction; provided, however, that the foregoing shall not require the Shareholders to vote, or cause any of their Affiliates to vote, in favor of any waiver, modification or amendment to the terms of the Transaction Agreement, or any other Contract or arrangement that would have the effect of waiving, amending or modifying the Transaction Agreement, in each case that would be less favorable in any material respect to the Shareholders than the Transaction Agreement as in effect on the date hereof and (ii) against: (1) any resolution to approve an Acquisition Proposal (including any resolution to approve a scheme of arrangement relating thereto), (2) any action, proposal, transaction, or Contract that would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of the Company or Bidco under the Transaction Agreement or of the Shareholders under this Agreement and (3) any action, proposal, transaction, or Contract that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transaction or the fulfillment of any of the conditions to Closing set forth in Article VIII of the Transaction Agreement.

(b)          For the avoidance of doubt, except as explicitly set forth in Section 2(a), nothing in this Agreement shall limit the right of the Shareholders to vote, or cause any of their Affiliates to vote, in favor of, against or abstain with respect to any other matters presented to the Company Shareholders that are unrelated to the matters contemplated by the Transaction Agreement, the Scheme of Arrangement and the Company Shareholder Resolution.  Nothing in this Agreement shall obligate the Shareholders to exercise any option or any other right to acquire any Company Shares; provided that if the Shareholders do exercise any such option or any other right and acquire additional Company Shares in connection thereto, then such additional Company Shares shall be Subject Shares.

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3.          Opportunity to Review; Reliance.  Each Shareholder acknowledges and confirms receipt of the Transaction Agreement and represents that it has had (a) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Transaction Agreement and this Agreement, and (b) the opportunity to review and discuss the Transaction Agreement, the Transaction and this Agreement with its own advisors and legal counsel. Each Shareholder understands and acknowledges that the Company and Bidco are entering into the Transaction Agreement in reliance upon the Shareholders’ execution, delivery and performance of this Agreement.

4.          Confidentiality and Public Disclosure.  This Agreement shall be treated as confidential. On the date of this Agreement, the Shareholders may issue a press release in connection with the Transaction in the form agreed by the Company and Bidco.  From the date of this Agreement until the Closing, the Shareholders shall not make, and shall cause their Affiliates not to make, any public announcements regarding this Agreement, the Transaction Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (a) that the Company and Bidco agree upon, (b) that the Shareholders reasonably deem necessary or required under Applicable Law, or (c) that is substantially consistent with previous press releases, public disclosures or public statements made by the parties hereto in compliance with this Section 4. Each Shareholder hereby authorizes Bidco and the Company to publish and disclose (x) its identity, (y) record and beneficial ownership of the Subject Shares and (z) the nature of its obligations under this Agreement (the foregoing clauses (x) through (z), collectively, the “Disclosable Information”) (including in the initial press release contemplated by Section 7.3 of the Transaction Agreement, any announcement or disclosure required by Applicable Law, the Court or the SEC and in the Scheme Documentation), provided that Bidco and the Company shall provide each Shareholder with the opportunity to review and comment upon the portion (and only such portion) of such press release or public announcement that includes Disclosable Information prior to its issuance, and Bidco and the Company shall consider in good faith all comments suggested by the Shareholders.

5.           Representations and Warranties of the Shareholders.  Each Shareholder hereby represents and warrants as follows:

(a)         Such Shareholder (i) is as of the date hereof, and, except as otherwise permitted pursuant to Section 1 hereof, shall be at all times during the term of this Agreement, the indirect or direct beneficial owner of the Subject Shares set forth opposite such Shareholders’ name on Schedule A hereto (and AY Holdings is the indirect record owner through the registered holder which is Computershare DR Nominees Limited with respect to 7,405,262 Subject Shares and Cede & Co. with respect to 41,557,663 Subject Shares), free and clear of any Liens (other than (1) Permitted Liens, (2) Liens granted to one or more finance providers in connection with any financing facility to which the Shareholder and/or any of its Affiliates is a party, (3) written restrictions on transfer under applicable securities Laws, (4) this Agreement, (5) the Shareholders Agreement and (6) the Enhanced Cooperation Agreement; provided that such Liens shall not prevent, inhibit or restrict such Shareholder’s or any of its Affiliates’ ability to enter into this Agreement or vote in accordance with Section 2), and (ii) does not, nor do any of its Affiliates, own of record or beneficially own any Company Shares (or any securities convertible into or exercisable or exchangeable or redeemable for any Company Shares) other than as set forth opposite its name on Schedule A.  Schedule A sets forth a true and complete list of all of the Subject Shares as of the date hereof.

(b)          Except with respect to obligations under the Company Organizational Documents, as applicable, AY Holdings has, as of the date hereof and will have at all times through the termination of this Agreement in accordance with Section 6, the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Shares beneficially owned by the Shareholders as of the date hereof, and none of such Subject Shares are subject to any proxy, voting trust or other Contract, arrangement or restriction with respect to the Transfer or the voting of the Subject Shares (other than as set forth in the Shareholders Agreement and Enhanced Cooperation Agreement (but which such Contracts shall not prevent, inhibit or restrict such Shareholder’s or any of its Affiliates’ compliance with this Agreement (including Section 2), and restrictions on transfer under applicable securities Laws), except as set forth in this Agreement or the Transaction Agreement. Neither the Shareholders nor any of their Affiliates have entered into any Contract that is inconsistent with the terms of this Agreement or would in any way restrict, limit or interfere with the performance of the Shareholders’ obligations hereunder.

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(c)          Such Shareholder (i) is duly organized, validly existing and in good standing under the Laws of Canada or Netherlands, as applicable, and (ii) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and to comply with the terms hereof.  The execution and delivery of this Agreement by each Shareholder, the consummation by each Shareholder of the transactions contemplated hereby and the compliance by each Shareholder with the provisions hereof have been duly authorized by all requisite corporate, company, partnership or other action on the part of each Shareholder, and no other corporate, company, partnership or other organizational proceedings on the part of each Shareholder are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d)        This Agreement has been duly and validly executed and delivered by each Shareholder, constitutes a valid and binding obligation of each Shareholder and, assuming due authorization, execution and delivery by Bidco and the Company, is enforceable against each Shareholder in accordance with its terms, subject to any Enforceability Exceptions.

(e)         The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in (i) any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of the organizational documents of a Shareholder (ii) any violation or breach of, default (with or without notice or lapse of time, or both) under or conflict with any (1) Law or (2) Action applicable to a Shareholder or its properties or assets, or (3) any Contract or other legally binding instrument or obligation to which such Shareholder is a party or by which such Shareholder or its assets are bound, in the case of each of clauses (1) through (3), to the extent such violation, breach or other action would prevent, enjoin or materially delay the performance by such Shareholder of its obligations under this Agreement or the actions of any of its Affiliates that such Shareholder has agreed to procure.  No Consent of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under Applicable Law, for the consummation by the Shareholders of the transactions contemplated by this Agreement.

(f)         With respect to each Shareholder, as of the date hereof, there is no Action pending against or, to the knowledge of such Shareholder, threatened in writing against it or any of its assets (including the Subject Shares beneficially owned by such Shareholder) before or by any Governmental Authority that would reasonably be expected to prevent or materially delay or impair the consummation by such Shareholder of the transactions contemplated by this Agreement and the Transaction Agreement or otherwise materially impair such Shareholder’s ability to perform its obligations hereunder.

(g)       No broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, from Bidco, the Company or their Affiliates (other than the Shareholders) in connection with the transactions contemplated hereby or by the Transaction Agreement based upon arrangements made by or on behalf of a Shareholder.

6.           Termination.

(a)          This Agreement shall terminate automatically upon the earliest of (i) the Effective Time, (ii) such date and time as the Transaction Agreement shall be validly terminated in accordance with Section 9.1 thereof; provided, however, that if the Transaction Agreement is validly terminated pursuant to Section 9.1(d)(ii) thereof, then such termination pursuant to this Section 6(a)(ii) shall only be effective if the Alternative Transaction Consideration exceeds the Current Transaction Consideration (as such terms are defined below) by more than three and a half percent (3.5%); (iii) such date and time as any amendment or change to the Transaction Agreement is effected without the Shareholders’ prior written consent that (x) reduces, or imposes any restriction on the Shareholders’ right to receive, the Per Share Consideration or (y) changes the form of consideration payable under the Transaction Agreement; provided that such termination shall only be effective if the Shareholders provide Bidco and the Company with written notice (email being sufficient) of such termination within ten (10) Business Days after the Shareholders are notified in writing by Bidco of such amendment or change or (v) the written agreement of Bidco, the Company and the Shareholders.  In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that (A) no such termination of this Agreement shall relieve any party hereto from any liability for any Fraud or Willful Breach of any provision of this Agreement prior to such termination, and (B) Section 7(d) and Sections 10 through 21 shall survive such termination, and in the case of Section 11, only with respect to specific performance of the other surviving provisions.

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(b)          For the purposes of this Agreement, the following terms shall have the meanings specified below:

(i)	“Acquisition Transaction” means a transaction or series of transactions directly or indirectly to consummate a Superior Proposal.

(ii)
“Alternative Transaction Consideration” means, with respect to the Subject Shares, the aggregate consideration that the Shareholders (without duplication) are to receive, directly or indirectly, as a result of the consummation of such Acquisition Transaction, valuing any noncash consideration (including any residual interest in the Company or any successor of the Company whether represented by Subject Shares or any other securities) at its fair market value as of the date of such consummation.  The fair market value of any noncash consideration consisting of (A) securities listed on a national securities exchange shall be equal to the average of the closing price per share of such security as reported on such exchange for each of the twenty (20) consecutive trading days prior to the date of determination; and (B) consideration which is other than cash or securities of the type specified in subclause (A) above shall be the amount a reasonable, willing buyer would pay a reasonable, willing seller, taking into account the nature and terms of such property.  In the event of a dispute as to the fair market value of such property, such disputed amounts shall be determined by a nationally recognized independent investment banking firm selected by Bidco which is reasonably acceptable to Algonquin; provided that the fees and expenses of such investment banking firm(s) shall be borne by Algonquin. The determination of the investment banking firm shall be binding upon the parties hereto.

(iii)
“Current Transaction Consideration” means the aggregate Per Share Consideration which would have been received for the Subject Shares of the Shareholders (without duplication) under the Transaction Agreement.

7.            No Solicitation; General Covenants.

(a)         Subject to Section 8, each Shareholder shall not, and shall cause its Affiliates, directors, officers and other controlled Affiliates not to, and direct its external advisors not to: (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonable be expected to lead to an Acquisition Proposal or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement or commitment, option agreement, or agreement in principle, merger agreement, joint venture agreement or other acquisition agreement (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal; (iv) take any action that a Representative of the Company is prohibited from taking pursuant to Section 6.2(a) of the Transaction Agreement or (v) agree to do any of the foregoing.  Each Shareholder shall, and shall cause any of its Affiliates and shall use reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any existing solicitations of, or discussions or negotiations with, any Third Party relating to any Acquisition Proposal. Notwithstanding the foregoing, the Shareholders may (and may permit their Affiliates and their and their Affiliates’ Representatives to) participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if, and only if, the Company is expressly permitted to engage in discussions or negotiations with such Person in accordance with Section 6.2 of the Transaction Agreement (and then only to the same extent as the Company is permitted to do so and subject to compliance with limitations and requirements of Section 6.2, mutatis mutandis).

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(b)          The Shareholders shall not (i) enter into any Contract that violates or conflicts in any respect with or would reasonably be expected to violate or conflict in any respect with, or result in or give rise to a violation of or conflict in any respect with, the Shareholders’ representations, warranties, covenants and obligations under this Agreement or (ii) take any action that would be reasonably expected to restrict or otherwise adversely affect in any respect the Shareholders’ legal power, authority and right to comply with and perform the Shareholders’ covenants and obligations under this Agreement.

(c)         Any shares of capital stock or other equity securities of the Company that are issued to, or that the Shareholders acquire record or beneficial ownership of, after the date of this Agreement and during the term of this Agreement, whether pursuant to purchase, exercise, exchange or conversion of, or other transaction involving any and all options, rights or other securities, shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Company Shares as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities and the term “Subject Shares” shall be deemed to refer to and include such securities.

(d)        Each Shareholder hereby agrees not to commence, participate in, assist or knowingly encourage in any way, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Bidco, any member of the Company Group or any of their respective Affiliates and each of their respective successors and assigns and their respective directors and officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Closing), except to enforce the terms hereof or thereof or (b) alleging a breach of any duty of the Company Board or any committee thereof (or the applicable directors serving on the Company Board or any committee thereof) or any other Person in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby (including the negotiation or entry into any such agreement).

(e)          Each Shareholder shall, and shall cause its Affiliates (other than the Company and its Subsidiaries) to, use commercially reasonable efforts to (a) supply and provide all information to the Company, Bidco or any Governmental Authority, as reasonably requested by the Company, Bidco or any Governmental Authority, regarding such Shareholder and its Affiliates (other than the Company and its Subsidiaries) in connection with any necessary applications, registrations and filings with any Governmental Authority in connection with the Transaction (“Transaction Filings”) and (b) review the information regarding such Shareholder and its Affiliates (other than the Company and its Subsidiaries) in any draft Transaction Filings, as reasonably requested by the Company or Bidco.

8.          No Agreement as Director or Officer.  The Shareholders make no agreement or understanding in this Agreement in the Shareholders’ or any of the Shareholders’ Representatives’ capacity as a director or officer of the Company or any of its respective Affiliates (if the Shareholders or any of their Representatives holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Shareholders or any of the Shareholders’ Representatives in its or their capacity as such a director or officer, including in exercising rights under the Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict the Shareholders or any of the Shareholders’ Representatives’ from exercising the Shareholders’ or their Representatives’ fiduciary duties as an officer or director to the Company or the Company Shareholders.

9.          Taxation.  Following the Effective Date and in any event in accordance with the applicable time limits set out in the Income Tax Law of Peru (Ley del Impuesto a la Renta) and any other Applicable Law, each Shareholder shall, and shall procure that its Affiliates, pay to the National Superintendency of Customs and Tax Administration in Peru (the Superintendencia Nacional de Administración Tributaria) any tax payable by such Shareholder as a result of the realization of any Peruvian source income in connection with such Shareholders’ sale and transfer of the Subject Shares to Bidco (the “Peruvian Tax”).  The Shareholders agree that they shall be jointly liable for the Peruvian Tax.

10.        Successors, Assigns and Transferees Bound.  Without limiting Section 1 hereof in any way, each Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares from the date hereof through the termination of this Agreement and shall, to the extent permitted by Applicable Law, be binding upon any Person to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of Law or otherwise, including such Shareholder’s administrators, successors or permitted assigns, and each Shareholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

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11.       Remedies.  Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause the non-breaching party irreparable harm.  Accordingly, each party hereto agrees that in the event of any breach or threatened breach of this Agreement, the non-breaching party, in addition to any other remedies at Law or in equity each may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The parties hereto agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law. The parties hereto acknowledge and agree that the right of specific performance contemplated by this Section 11 is an integral part of the Agreement, and without that right, none of the parties hereto would have entered into this Agreement.

12.         Notices.  All notices and other communications hereunder shall be in writing (including electronic mail) and shall be deemed to have been duly given in accordance with the terms of the Transaction Agreement and addressed to the respective parties as follows: if to Bidco, to Bidco’s address or electronic mail address set forth in Section 10.1 of the Transaction Agreement, if to the Company, to the Company’s address or electronic mail address set forth in Section 10.1 of the Transaction Agreement and, if to the Shareholders, to the address or electronic mail address set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify for the purpose of providing notice to the other party hereto.

13.        Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of such parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

14.       Entire Agreement.  This Agreement (including the provisions of the Transaction Agreement referenced herein) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter hereof and thereof.

15.        Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Company Shareholders under Applicable Law without such approval having first been obtained.

(b)         No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

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16.          Governing Law; Jurisdiction/Venue.

(a)        This Agreement, and all Actions based upon, arising out of or related to this Agreement or the Transaction, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided that the interpretation of the duties of directors and shareholders of the Company shall in each case be governed by, and construed in accordance with, the laws of England and Wales.

(b)        Each of the parties irrevocably and unconditionally agrees that any Action with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such Action for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 12 in any Action relating to this Agreement or any of the transactions contemplated by this Agreement; provided that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by Applicable Law.  Notwithstanding the foregoing in this Section 16(b), the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

(c)         EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.         No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract or understanding among the parties hereto unless and until (a) the Company Board has approved the Transaction Agreement and the Transaction, (b) the Transaction Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

18.        Counterparts.  This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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19.         No Third-Party Beneficiaries. Each of the parties hereto agrees that this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

20.       Construction.  Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

21.        Expenses. Whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CALIFORNIA BUYER LIMITED

By:
Name:
Title:

[Signature Page to Voting and Transaction Support Agreement]

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

[Signature Page to Voting and Transaction Support Agreement]

LIBERTY (AY HOLDINGS), B.V.

By:
Name:
Title:

[Signature Page to Voting and Transaction Support Agreement]

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Voting and Transaction Support Agreement]

Schedule A

Shareholder	Number of Ordinary Shares
Liberty (AY Holdings) B.V. (Algonquin shares voting and dispositive power over the shares beneficially owned by AY Holdings )	48,962,925

Notice Information:

if to Algonquin or AY Holdings:

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, ON L6J 2X1
Attention: Chief Legal Officer
Email: Jennifer.Tindale@APUCorp.com

in all cases, with a copy to notices@APUCorp.com

With a copy to (which shall not constitute notice to the Shareholder):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello; David Avery-Gee; Matthew J. Gilroy; Naomi Munz
Tel: 212-310-8000
Email: Michael.Aiello@weil.com; David.Avery-Gee@weil.com; Matthew.Gilroy@weil.com; Naomi.Munz@weil.com

Annex C

FORM OF DIRECTOR SUPPORT AGREEMENT

FORM OF VOTING AND TRANSACTION SUPPORT AGREEMENT

THIS VOTING AND TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May __, 2024, by and among California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), and the undersigned shareholder (the “Shareholder”) of Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales (the “Company”).  Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement (as defined below).

RECITALS

(A)          The Shareholder is the record or beneficial owner of the securities of the Company as set forth opposite such Shareholder’s name on Schedule A hereto (such securities, together with any other securities of the Company legally or beneficially acquired, whether by purchase, upon exercise or conversion of any securities or otherwise, by the Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”).  As used herein, “beneficially own” means, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof, and similar terms such as “beneficial ownership,” “beneficial owner” and “beneficially acquire” have the corresponding meanings.

(B)          On the terms and subject to the conditions set forth in the Transaction Agreement by and between Bidco and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Transaction Agreement”), Bidco will acquire the entire issued and to be issued share capital of the Company by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”).

(C)          In order to induce Bidco to enter into the Transaction Agreement and in consideration of the execution thereof by Bidco, the Shareholder, solely in the Shareholder’s capacity as holder of the Subject Shares, has entered into this Agreement and agrees to be bound hereby.

NOW THEREFORE, in consideration of the promises, representations, warranties and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.          No Transfer of Subject Shares; No Inconsistent Arrangements.  During the term of this Agreement, the Shareholder shall not make, cause or permit any Transfer (as defined below) of any of the Subject Shares or enter into any Contract, option or arrangement with respect to a Transfer of any of the Subject Shares.  Following the date hereof, during the term of this Agreement and except as required by this Agreement or the Transaction Agreement, the Shareholder shall not (a) deposit (or permit the deposit of) any of the Subject Shares into a voting trust or grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Subject Shares (other than this Agreement) or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Shares, (b) enter into any Contract or otherwise take any other action that is inconsistent with, or would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations hereunder or (c) approve or consent to any of the foregoing. For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Shares if such Person directly or indirectly: (i) sells, pledges, encumbers, hedges, gifts, lends, grants an option with respect to, transfers, assigns, or otherwise disposes of (including by sale or merger, by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise) any Subject Shares, or any interest, right or title in such Subject Shares; (ii) enters into a Contract or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Shares or any interest, right or title therein; or (iii) accepts any offer in respect of an Acquisition Proposal.  Notwithstanding the foregoing, Shareholder may make (1) transfers by will or by operation of law or other transfers for estate-planning purposes, (2)  by using already-owned Subject Shares (or effecting a “net exercise” of a Company Share Option or a “net settlement” of a Company RSU) either to pay the exercise price upon the exercise of a Company Share Option or to satisfy the Shareholder’s tax withholding obligation upon the exercise of a Company Share Option or settlement of a Company RSU, in each case as permitted pursuant to the terms of the Company’s 2021 long term incentive plan, or (3) transfers to a transferee that has signed a voting agreement with Bidco with terms no less favorable to Bidco than this Agreement; provided that, in clauses (1) and (3) above, as a condition to such transfer the transferee shall have executed and delivered to Bidco a counterpart to this Agreement pursuant to which such transferee shall agree to be bound by all of the terms, conditions and provisions of this Agreement as, and agree and acknowledge that such Person shall constitute, a Shareholder for all purposes of this Agreement and certified in writing to Bidco that all of the representations and warranties in this Agreement with respect to such transferee would be true and correct at the time of such Transfer. If any voluntary or involuntary transfer of any Subject Shares covered hereby shall occur (including a transfer or disposition permitted by the prior sentence of this Section 1, a sale by a Shareholder’s or its trustee in bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee may not be a Shareholder and has not executed a counterpart hereof or joinder hereto. Any action taken in violation of this Section 1 shall be null and void ab initio. The Shareholder hereby authorizes Bidco to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. The Shareholder agrees that it shall not become a member of a “group” (as defined under Section 13(d) of the Exchange Act) for the purpose of taking any actions inconsistent with the transactions contemplated by this Agreement or the Transaction Agreement.

2.          Agreement to Vote Shares.

(a)          From the date hereof through the valid termination of this Agreement in accordance with Section 6, at any Company Shareholder Meeting or any adjournment or postponement thereof, in any action by written consent or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder hereby irrevocably and unconditionally agrees, during the term of this Agreement, to vote (in person, by proxy or through irrevocable instructions to such Shareholder’s broker, including pursuant to the Forms of Proxy), all of the Subject Shares that are then beneficially owned or owned of record by the Shareholder: (i) in favor of: (1) the Scheme of Arrangement at the Scheme Meeting (or any adjourned or postponed meeting thereof), (2) the Company Shareholder Resolution at the Company GM (or any adjourned or postponed meeting thereof); (3) any proposal to adjourn or postpone any such meeting to a later date if there are not sufficient votes to approve the Scheme of Arrangement or the Company Shareholder Resolution; and (4) any other resolution necessary or desirable to implement the Transaction; provided, however, that the foregoing shall not require the Shareholder to vote in favor of any waiver, modification or amendment to the terms of the Transaction Agreement, or any other Contract or arrangement that would have the effect of waiving, amending or modifying the Transaction Agreement, in each case that would be less favorable in any material respect to the Shareholder than the Transaction Agreement as in effect on the date hereof and (ii) against: (1) any resolution to approve an Acquisition Proposal (including any resolution to approve a scheme of arrangement relating thereto), (2) any action, proposal, transaction, or Contract that would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of the Company or Bidco under the Transaction Agreement or of the Shareholder under this Agreement and (3) any action, proposal, transaction, or Contract that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transaction or the fulfillment of any of the conditions to Closing set forth in Article VIII of the Transaction Agreement.

(b)          For the avoidance of doubt, except as explicitly set forth in Section 2(a), nothing in this Agreement shall limit the right of the Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the Company Shareholders that are unrelated to the matters contemplated by the Transaction Agreement, the Scheme of Arrangement and the Company Shareholder Resolution.  Nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any Company Shares; provided that if the Shareholder does exercise any such option or any other right and acquire additional Company Shares in connection thereto, then such additional Company Shares shall be Subject Shares.

3.          Opportunity to Review; Reliance.  The Shareholder acknowledges and confirms receipt of the Transaction Agreement and represents that he, she or it has had (a) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Transaction Agreement and this Agreement, and (b) the opportunity to review and discuss the Transaction Agreement, the Transaction and this Agreement with his, her or its own advisors and legal counsel. The Shareholder understands and acknowledges that the Company and Bidco are entering into the Transaction Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

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4.        Confidentiality and Public Disclosure.  This Agreement shall be treated as confidential. From the date of this Agreement until the Closing, the Shareholder shall not make any public announcements regarding this Agreement, the Transaction Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement that the Company and Bidco agree upon. The Shareholder hereby authorizes Bidco and the Company to publish and disclose its (x) identity, (y) record and beneficial ownership of the Subject Shares and (z) the nature of its obligations under this Agreement (the foregoing clauses (x) through (z), collectively, the “Disclosable Information”) (including in the initial press release contemplated by Section 7.3 of the Transaction Agreement, any announcement or disclosure required by Applicable Law, the Court or the SEC and in the Scheme Documentation.

5.           Representations and Warranties of the Shareholder.  The Shareholder hereby represents and warrants as follows:

(a)          The Shareholder (i) is as of the date hereof, and, except as otherwise permitted pursuant to Section 1 hereof, shall be at all times during the term of this Agreement, the indirect or direct beneficial owner of the Subject Shares set forth opposite such Shareholder’s name on Schedule A hereto, free and clear of any Liens (other than (1) Permitted Liens, (2) pledges in the ordinary course of business as part of prime brokerage arrangements, (3) written restrictions on transfer under applicable securities Laws and (4) this Agreement; provided that such Liens shall not prevent, inhibit or restrict the Shareholder’s ability to enter into this Agreement or vote in accordance with Section 2), and (ii) does not own of record or beneficially own any Company Shares (or any securities convertible into or exercisable or exchangeable or redeemable for any Company Shares) other than as set forth opposite its name on Schedule A.  Schedule A sets forth a true and complete list of all of the Subject Shares as of the date hereof.

(b)          Except with respect to obligations under the Company Organizational Documents, as applicable, the Shareholder has, as of the date hereof and will have at all times through the termination of this Agreement in accordance with Section 6, the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Shares owned by the Shareholder as of the date hereof, and none of such Subject Shares are subject to any proxy, voting trust or other Contract, arrangement or restriction with respect to the Transfer or the voting of the Subject Shares (other than restrictions on transfer under applicable securities Laws), except as set forth in this Agreement or the Transaction Agreement. The Shareholder has not entered into any Contract that is inconsistent with the terms of this Agreement or would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations hereunder.

(c)          The Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and to comply with the terms hereof.  The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby and the compliance by the Shareholder with the provisions hereof have been duly authorized by all requisite action on the part of the Shareholder, and no other action or proceedings on the part of the Shareholder is necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d)          This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery by Bidco, constitutes a valid and binding obligation of the Shareholder and is enforceable against the Shareholder in accordance with its terms, subject to any Enforceability Exceptions.

(e)          The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in any violation or breach of, default (with or without notice or lapse of time, or both) under or conflict with any (1) Law applicable to the Shareholder or (2) Action applicable to the Shareholder or its properties or assets, or (3) any Contract or other legally binding instrument or obligation to which the Shareholder is a party or by which the Shareholder or its assets are bound, in the case of each of clauses (1) through (3), to the extent such violation, breach or other action would prevent, enjoin or materially delay the performance by the Shareholder of its obligations under this Agreement.  No Consent of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under Applicable Law, for the consummation by the Shareholder of the transactions contemplated by this Agreement.

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(f)          With respect to the Shareholder, as of the date hereof, there is no Action pending against or, to the knowledge of the Shareholder, threatened in writing against it or any of its assets (including the Subject Shares beneficially owned by the Shareholder) before or by any Governmental Authority that would reasonably be expected to prevent or materially delay or impair the consummation by the Shareholder of the transactions contemplated by this Agreement and the Transaction Agreement or otherwise materially impair the Shareholder’s ability to perform its obligations hereunder.

(g)          No broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby or by the Transaction Agreement based upon arrangements made by or on behalf of the Shareholder in its capacity as such.

6.           Termination.

(a)          This Agreement shall terminate automatically upon the earliest of (i) the Effective Time, (ii) such date and time as the Transaction Agreement shall be validly terminated in accordance with Section 9.1 thereof; (iii) such date and time as any amendment or change to the Transaction Agreement is effected without the Shareholder’s prior written consent that (x) reduces, or imposes any restriction on the Shareholder’s right to receive, the Per Share Consideration or (y) changes the form of consideration payable under the Transaction Agreement; provided that such termination shall only be effective if the Shareholder provides Bidco with written notice (email being sufficient) of such termination within ten (10) Business Days after the Shareholder is notified in writing by Bidco of such amendment or change or (iv) the written agreement of Bidco and the Shareholder.  In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that (A) no such termination of this Agreement shall relieve any party hereto from any liability for any Fraud or Willful Breach of any provision of this Agreement prior to such termination, and (B) Section 7(d) and Sections 10 through 21 shall survive such termination, and in the case of Section 11, only with respect to specific performance of the other surviving provisions.

7.           No Solicitation; General Covenants.

(a)          Subject to Section 9, the Shareholder shall not and shall direct its external advisors not to: (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonable be expected to lead to an Acquisition Proposal or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement or commitment, option agreement, or agreement in principle, merger agreement, joint venture agreement or other acquisition agreement (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal; (iv) take any action that a Representative of the Company is prohibited from taking pursuant to Section 6.2(a) of the Transaction Agreement or (v) agree to do any of the foregoing.  The Shareholder shall and shall use reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any existing solicitations of, or discussions or negotiations with, any Third Party relating to any Acquisition Proposal. Notwithstanding the foregoing, the Shareholder (and its Representatives) may participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if, and only if, the Company is expressly permitted to engage in discussions or negotiations with such Person in accordance with Section 6.2 of the Transaction Agreement (and then only to the same extent as the Company is permitted to do so and subject to compliance with limitations and requirements of Section 6.2, mutatis mutandis).

(b)          The Shareholder shall not (i) enter into any Contract that violates or conflicts in any respect with or would reasonably be expected to violate or conflict in any respect with, or result in or give rise to a violation of or conflict in any respect with, the Shareholder’s representations, warranties, covenants and obligations under this Agreement or (ii) take any action that would be reasonably expected to restrict or otherwise adversely affect in any respect the Shareholder’s legal power, authority and right to comply with and perform the Shareholder’s covenants and obligations under this Agreement.

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(c)          Any shares of capital stock or other equity securities of the Company that are issued to, or that the Shareholder acquires record or beneficial ownership of, after the date of this Agreement and during the term of this Agreement, whether pursuant to purchase, exercise, exchange or conversion of, or other transaction involving any and all options, rights or other securities, shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Company Shares as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities and the term “Subject Shares” shall be deemed to refer to and include such securities.

(d)          The Shareholder hereby agrees not to commence, participate in, assist or knowingly encourage in any way, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Bidco, any member of the Company Group or any of their respective Affiliates and each of their respective successors and assigns and their respective directors and officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Closing), except to enforce the terms hereof or thereof or (b) alleging a breach of any duty of the Company Board or any committee thereof (or the applicable directors serving on the Company Board or any committee thereof) or any other Person in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby (including the negotiation or entry into any such agreement).

8.          Taxation. Upon request of the Shareholder, the Company shall provide reasonable assistance to the Shareholder, at the Company’s cost and expense, with respect to treatment of the Per Share Consideration in any of Shareholder’s Tax Return(s).

9.          No Agreement as Director or Officer.  The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of the Company or any of its respective Affiliates (if the Shareholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Shareholder in his or her capacity as such a director or officer, including in exercising rights under the Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as an officer or director to the Company or the Company Shareholders.

10.       Successors, Assigns and Transferees Bound.  Without limiting Section 1 hereof in any way, the Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares from the date hereof through the termination of this Agreement and shall, to the extent permitted by Applicable Law, be binding upon any Person to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of Law or otherwise, including the Shareholder’s administrators, successors or permitted assigns, and the Shareholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

11.       Remedies.  Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause the non-breaching party irreparable harm.  Accordingly, each party hereto agrees that in the event of any breach or threatened breach of this Agreement, the non-breaching party, in addition to any other remedies at Law or in equity each may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The parties hereto agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law. The parties hereto acknowledge and agree that the right of specific performance contemplated by this Section 11 is an integral part of the Agreement, and without that right, none of the parties hereto would have entered into this Agreement.

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12.         Notices.  All notices and other communications hereunder shall be in writing (including electronic mail) and shall be deemed to have been duly given in accordance with the terms of the Transaction Agreement and addressed to the respective parties as follows: if to Bidco, to Bidco’s address or electronic mail address set forth in Section 10.1 of the Transaction Agreement, and, if to the Shareholder, to the address or electronic mail address set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify for the purpose of providing notice to the other party hereto.

13.        Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of such parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

14.        Entire Agreement.  This Agreement (including the provisions of the Transaction Agreement referenced herein) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter hereof and thereof.

15.        Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Company Shareholders under Applicable Law without such approval having first been obtained.

(b)          No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

16.         Governing Law; Jurisdiction/Venue.

(a)        This Agreement, and all Actions based upon, arising out of or related to this Agreement or the Transaction, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided that the interpretation of the duties of directors and shareholders of the Company shall in each case be governed by, and construed in accordance with, the laws of England and Wales.

(b)         Each of the parties irrevocably and unconditionally agrees that any Action with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such Action for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 12 in any Action relating to this Agreement or any of the transactions contemplated by this Agreement; provided that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by Applicable Law.  Notwithstanding the foregoing in this Section 16(b), the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

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(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.         No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract or understanding among the parties hereto unless and until (a) the Company Board has approved the Transaction Agreement and the Transaction, (b) the Transaction Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

18.        Counterparts.  This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

19.         No Third-Party Beneficiaries. Each of the parties hereto agrees that this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

20.       Construction.  Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

21.        Expenses. Whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CALIFORNIA BUYER LIMITED

By:
Name:
Title:

[Signature Page to Voting and Transaction Support Agreement]

[Shareholder]

By:

[Signature Page to Voting and Transaction Support Agreement]

Schedule A

Shareholder	Number of Ordinary Shares
[Shareholder]	[•]

Notice Information:

if to [Shareholder]:

[•]
Email: [•]

in all cases, with a copy to [•]

Annex D

FORM OF SCHEME OF ARRANGEMENT

FORM OF SCHEME

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR‑2024-[●]

IN THE MATTER OF ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC - and - IN THE MATTER OF THE COMPANIES ACT 2006
SCHEME OF ARRANGEMENT (under Part 26 of the Companies Act 2006) between ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC and THE SCHEME SHAREHOLDERS (as hereinafter defined)

(A)	In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Applicable Law”	means, with respect to any person, any Law that is binding on or applicable to such person, as the same may be amended from time to time;
“Bidco”	California Buyer Limited, a private limited company incorporated in England and Wales with registered number 15712233;
“Bidco Group”	means Bidco Parent, Bidco and any other direct or indirect Subsidiaries of Bidco Parent from time to time;
“Bidco Parent”	means ECP California Holdings, LP, a limited partnership organized under the laws of the Province of Ontario, Canada;
“Business Day”
means a day, other than Saturday, Sunday, public or bank holiday, or other day on which commercial banks in New York, New York, Madrid, Spain or London, England are authorized or required by Applicable Law to close;

“Cede”	means Cede & Co., as nominee of DTC;
“Cede Shares”	means the Scheme Shares in respect of which Cede is the registered holder;

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“certificated” or “in certificated form”	means a share or security of the Company which is not in uncertificated form;
“Companies Act”	means the Companies Act 2006, as amended from time to time;
“Company”	means Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales with registered number 08818211;
“Company Board”	means the board of directors of the Company from time to time;
“Company Group”	means the Company and any other direct or indirect Subsidiaries of the Company;
“Company Payment Fund”	has the meaning given to it in Clause 3.1;
“Company Share Plans”	means the Long-Term Incentive Plan and the Director RSU Plan;
“Company Shareholder”	means a holder of Company Shares from time to time (being for the avoidance of doubt, a registered holder of Company Shares as shown from time to time on the Company’s register of members);
“Company Shares”	means the ordinary shares of the Company with a par value of $0.10 each from time to time;
“Court”	means the High Court of Justice of England and Wales;
“Court Hearing”	means the hearing by the Court of the petition to sanction the Scheme of Arrangement (and to grant the Court Order);
“Court Order”	means the order of the Court sanctioning the Scheme of Arrangement under Part 26 of the Companies Act;
“Director RSU Plan”	means the agreements under which restricted stock units have been granted by the Company to certain directors of the Company;
“DTC”	means The Depository Trust Company, a wholly owned subsidiary of The Depository Trust and Clearing Corporation;
“Effective Date”	means the date on which this Scheme of Arrangement becomes effective in accordance with Clause 7.1;
“Effective Time”	means the date and time at which this Scheme of Arrangement becomes effective in accordance with Clause 7.1;
“Encumbrances”
means, in respect of any Scheme Share, all mortgages, pledges, liens, charges, options, encumbrances, equitable rights, rights of pre-emption, assignments, hypothecations or any other third party rights of any nature whatsoever;

“End Date”	means 11:59 p.m. on [●], or such later date as Bidco and the Company may agree in writing and the Court may allow;
“Excluded Shares”
means:
(a)         any Company Shares at the Scheme Record Time which are registered in the name of or beneficially owned by Bidco or by any member of the Bidco Group or by any of their respective nominees; and
(b)          any Company Shares at the Scheme Record Time held in treasury;

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“Governmental Authority”
means any national, transnational, domestic or foreign federal, state or local governmental, regulatory, judicial or administrative authority, department, court, tribunal, legislature, executive, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;

“holder”	means a registered holder and includes any person(s) entitled by transmission;
“Latest Practicable Date”	means close of business on [●] 2024, being the latest practicable date prior to the date of this Scheme of Arrangement;
“Law”
means any federal, state, local, municipal, foreign, national or other law, treaty, convention, statute, constitution, resolution, ordinance, common law, code, edict, order, guidance, rule, regulation, ruling, executive order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect or applied by or under the authority of any Governmental Authority or any national securities exchange or stock market (including the Nasdaq);

“Long-Term Incentive Plan”
means the terms comprised in the “LTIP” award agreements and plan rules under which share options and restricted stock units have been granted by the Company to employees of the Company and its Subsidiaries;

“Nasdaq”	means The Nasdaq Global Select Market;
“Paying Agent”	means [●];
“Per Share Consideration”	means $22.00 in cash, as adjusted pursuant to the terms of the Transaction Agreement;
“Registrar of Companies”	means the Registrar of Companies in England and Wales;
“Relevant System”	means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument;
“Residual Shares”	means the Scheme Shares excluding the Cede Shares;
“Scheme Meeting”
means such meeting(s) of the Scheme Shareholders (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement;

“Scheme of Arrangement”
means this scheme of arrangement of the Company under Part 26 of the Companies Act to effect the Transaction, in its present form or with or subject to any modification, addition or condition which (a) Bidco and the Company mutually agree in writing and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Bidco and the Company in writing each acting reasonably and in good faith, in each case, in accordance with the Companies Act and the Transaction Agreement;

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“Scheme Record Time”	means 6:00 p.m. on the Business Day immediately prior to the Effective Date;
“Scheme Shareholder”	means a registered holder of one or more Scheme Shares;
“Scheme Shares”
means the Company Shares which remain in issue at the Scheme Record Time and are:
(a)          in issue at the date of this Scheme of Arrangement;
(b)          (if any) issued after the date of this Scheme of Arrangement and prior to the Voting Record Time; and
(c)          (if any) issued at or after the Voting Record Time but before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by this Scheme of Arrangement or shall by such time have agreed in writing to be bound by this Scheme of Arrangement, in each case excluding any Excluded Shares;

“Subsidiary”
means, with respect to any person, any entity of which such person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such person to elect at least a majority of the members of such entity’s board of directors or equivalent governing body, or (b) at least 50% of the outstanding equity or ownership interests of such entity;

“Transaction”	means the proposed acquisition by Bidco of the entire issued and to be issued share capital of the Company, other than the Excluded Shares, in accordance with the terms of the Transaction Agreement;
“Transaction Agreement”	means the transaction agreement between Bidco and the Company dated 27 May 2024, as it may be amended from time to time;
“uncertificated” or “in uncertificated form”	means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System; and
“Voting Record Time”
means 6:30 p.m. on the day which is two days (excluding non‑working days) prior to the date of the Scheme Meeting or, if the Scheme Meeting is adjourned, 6:30 p.m. on the day which is two days (excluding non‑working days) before the day of such adjourned meeting.

(B)	“U.S. dollar”, “USD” or “$” means the lawful currency of the United States of America.

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(C)	References to Clauses and sub‑Clauses are to clauses and sub‑clauses of this Scheme of Arrangement.

(D)	As at the Latest Practicable Date, the issued share capital of the Company was [●] Company Shares, all of which are credited as fully paid up and none of which were held in treasury.

(E)
As at the Latest Practicable Date, share options and restricted stock units over Company Shares have been granted and remain outstanding under the Company Share Plans, which could require the issue of up to the equivalent to [●] Company Shares in aggregate.

(F)	As at the date of this Scheme of Arrangement, no Company Shares are registered in the name of or beneficially owned by Bidco or any other member of the Bidco Group.

(G)
Bidco has agreed, subject to the terms of the Transaction Agreement, to appear by counsel at the Court Hearing to sanction this Scheme of Arrangement and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme of Arrangement and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme of Arrangement.

(H)	References to times are to London time in the United Kingdom.

SCHEME

1.	TRANSFER OF THE SCHEME SHARES

1.1
At the Effective Time, Bidco (or its nominee) shall, in accordance with Clause 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Encumbrances (other than transfer restrictions arising under applicable securities laws) and together with all rights at or after the Effective Time attached or relating to such Scheme Shares, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2	For the purposes of such acquisition:

(a)
the Cede Shares shall be transferred to Bidco (and/or its nominee(s)) by means of a form of transfer or other instrument or instruction of transfer, including any stock transfer form or block transfer;

(b)
the Residual Shares shall be transferred to Bidco (and/or its nominee(s)) by means of a separate form of transfer or other instrument or instruction of transfer, including any stock transfer form or block transfer; and

(c)
to give effect to such transfers, any person may be appointed by Bidco as attorney and/or agent and shall be authorised as such attorney and/or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such forms of transfer or other instruments or instructions of transfer (whether as a deed or otherwise) of, or otherwise give any instructions to transfer, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

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1.3	From the Effective Time and pending the transfer of the Scheme Shares pursuant to Clauses 1.1 and 1.2, each Scheme Shareholder:

(a)	irrevocably appoints Bidco (and/or each of its agents and directors) as its attorney and/or agent:

(i)
to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

(ii)
to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Bidco and/or its agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including, without limitation, any consent to short notice of a general or separate class meeting or form of proxy or forms of proxy in respect of such Scheme Shares appointing any person nominated by Bidco to attend general and separate class meetings of the Company (or any adjournment thereof));

(b)
authorises the Company and/or its agents to send to Bidco (and/or its nominee(s)) any notice, circular, warrant or other document or communication which may be required to be sent to them as a member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

(c)
agrees not to exercise any voting rights or any other rights attaching to the relevant Scheme Shares without the consent of Bidco, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general or separate class meetings of the Company without the prior consent of Bidco.

1.4	The authorities granted by each Scheme Shareholder pursuant to Clauses 1.2 and 1.3 shall be treated for all purposes as having been granted by deed.

2.	CONSIDERATION FOR THE SCHEME SHARES

2.1
Subject to Clause 2.2, in consideration for the transfer of the Scheme Shares to Bidco and/or its nominee(s) referred to in Clauses 1.2 and 1.3, Bidco shall pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholder on the following basis:

for each Scheme Share          $22.00 in cash

2.2
Unless the Company Board determines that it would be inconsistent with its fiduciary duties under Applicable Law, the Company Board shall, in the ordinary course of business, declare, authorize and establish a record date for the payment by the Company of regular quarterly cash dividends at a rate of $0.445 per Company Share per quarter and pay such dividends to the Company Shareholders prior to or at the Effective Time.

3.	SETTLEMENT

3.1
At or prior to the Effective Time, Bidco shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the Scheme Shareholders, cash in an amount equal to the aggregate amount of the Per Share Consideration to which the Scheme Shareholders are entitled pursuant to Clause 2. All cash deposited with the Paying Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Company Payment Fund”.

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3.2	As soon as practicable, and in any event not later than fourteen (14) days, after the Effective Time, Bidco shall:

(a)
in the case of the Scheme Shares that at the Scheme Record Time are Residual Shares, procure that the Paying Agent despatches from the Company Payment Fund, to the persons entitled thereto, cheques for the sums payable to each of them in accordance with Clause 2, unless: (i) otherwise properly directed by the person entitled thereto; or (ii) the persons disposing of Scheme Shares do so pursuant to deposit/withdrawal at custodian (“DWAC”), in which case Bidco shall make payment to such persons by electronic means as shall be determined by the disposing person at the relevant time; and

(b)
in the case of the Scheme Shares that at the Scheme Record Time are Cede Shares, procure that the Paying Agent despatches from the Company Payment Fund, to Cede or its nominee, by way of an electronic payment in lieu of a cheque, an amount in cash in immediately available funds equal to the amount payable in respect of the Cede Shares in accordance with Clause 2.

3.3
All deliveries of notices or cheques required to be made pursuant to this Scheme of Arrangement shall be effected by sending the same by first class post in pre-paid envelopes or by international standard post if overseas, addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time and none of the Company, any member of the Company Group, Bidco, any member of the Bidco Group or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any notices or cheques sent in accordance with this Clause 3.2, which shall be sent at the risk of the person or persons entitled thereto.

3.4
Except as otherwise provided for in Clause 3.2(a), all cheques shall be in US dollars and drawn on a United States of America clearing bank and shall be made payable to the person whom, in accordance with the foregoing provisions of this Clause 3, the envelope containing the same is addressed (save that in the case of joint holders, Bidco reserves the right to make the cheque payable to the holder whose name stands first in the register of members of the Company), and the encashment of any such cheque shall be a complete discharge of Bidco’s obligation under this Scheme of Arrangement to pay the monies represented thereby.

3.5
In respect of payments made through Cede, Bidco shall procure the despatch by the Paying Agent of the sum to Cede in accordance with Clause 3.2(b) within fourteen (14) days of the Effective Time. Such procurement of the Paying Agent shall be a complete discharge of Bidco’s obligation under this Scheme of Arrangement in respect of payments for Cede Shares made through Cede.

3.6	The preceding clauses of this Clause 3 shall take effect subject to any prohibition or condition imposed by law.

4.	SHARE CERTIFICATES AND REGISTER OF MEMBERS

4.1
With effect from the Effective Time, Scheme Shareholders shall in accordance with this Scheme of Arrangement cease to have any rights with respect to Scheme Shares, save for the right to receive the amount provided for in Clause 2, and each existing certificate representing a holding of Scheme Shares shall cease to be valid or have effect as a document of title to the Scheme Shares represented thereby and each holder of Scheme Shares shall be bound at the request of the Company to deliver up the share certificates to the Company or as it may direct to destroy the same.

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4.2
On or as soon as reasonably practicable after the Effective Time and subject to the completion of such transfers, forms, instruments or instructions of transfer as may be required in accordance with Clause 1 and the stamping for UK stamp duty purposes thereof (to the extent required), the Company shall make or procure to be made appropriate entries in the register of members of the Company to reflect the transfer of the Scheme Shares to Bidco (and/or its nominee(s)).

5.	WITHHOLDING

5.1
Notwithstanding any other provision of this Scheme of Arrangement, Bidco, the Company, the Paying Agent and each of their respective agents or nominees shall be entitled to deduct and withhold from any payment made in accordance with Clause 3 such amounts, if any, of tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law.

5.2	To the extent that amounts of tax are deducted and withheld in accordance with Clause 5.1, such deducted and withheld amounts shall be:

(a)	remitted to the applicable taxing authority within the time limits imposed by Applicable Law; and

(b)	shall be treated for all purposes of the Scheme of Arrangement as having been paid to the person in respect of which such deduction and withholding was made.

6.	MANDATES AND DIVIDENDS

Save as required in relation to the settlement of consideration pursuant to the terms of this Scheme of Arrangement, all mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Time, cease to be valid.

7.	EFFECTIVE TIME

7.1	This Scheme of Arrangement shall become effective upon a copy of the Court Order being delivered to the Registrar of Companies.

7.2	Unless this Scheme of Arrangement shall have become effective on or before the End Date, this Scheme of Arrangement shall never become effective.

8.	MODIFICATION

The Company and Bidco may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme of Arrangement or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification or addition can be made under this Clause 8 once the Scheme of Arrangement has become effective.

9.	GOVERNING LAW

This Scheme of Arrangement, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English courts.

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Annex E

FORM OF COMPANY SHAREHOLDER RESOLUTION

Special resolution

1.
THAT, for the purpose of giving effect to the scheme of arrangement dated [●] 2024 between Atlantica Sustainable Infrastructure plc and the holders of the Scheme Shares (as defined in the said scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between the Company and California Buyer Limited (“Bidco”) and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and Bidco each acting reasonably and in good faith (the “Scheme of Arrangement”):

(a)
the directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme of Arrangement into effect; and

(b)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 124:

“124.          Scheme of Arrangement

124.1
In this Article, references to the “Scheme of Arrangement” are to the scheme of arrangement dated [●] 2024 under Part 26 of the UK Companies Act 2006 between the Company and the registered holders of the Scheme Shares (as defined in the Scheme of Arrangement) in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and California Buyer Limited (“Bidco”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and Bidco each acting reasonably and in good faith. Capitalised terms used but not otherwise defined in this Article shall have the meanings given to them in the Scheme of Arrangement.

124.2
Notwithstanding any other provision of these Articles, if the Company issues any shares or transfers any shares out of treasury (other than to Bidco or its nominee(s)) at or after the Voting Record Time but before the Scheme Record Time, such shares shall be issued, transferred or registered subject to the terms of the Scheme of Arrangement (and shall be Scheme Shares for the purposes of the Scheme of Arrangement) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme of Arrangement accordingly.

124.3
Subject to the Scheme of Arrangement becoming effective, and notwithstanding any other provision of these Articles, if any shares in the Company are issued, transferred out of treasury or transferred to any person (including on an exercise of an option over such shares) and other than under the Scheme of Arrangement or to Bidco or its nominee(s) (a “New Member”) after the Scheme Record Time (such shares the “Post‑Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme of Arrangement becoming effective (or, if later, upon the issue or transfer of the Post‑Scheme Shares to such New Member, but subject to the terms of Articles 124.4 and 124.5 below), to transfer immediately all of its Post‑Scheme Shares free of all encumbrances to Bidco or its nominee(s) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post‑Scheme Shares. In exchange for the transfer of the Post‑Scheme Shares, Bidco or its nominee(s) shall pay or procure the payment to the New Member of the Per Share Consideration that the New Member would have been entitled to receive pursuant to the Scheme of Arrangement had each Post‑Scheme Share been a Scheme Share.

124.4
Any New Member (other than, for the avoidance of doubt, a person who becomes a New Member by virtue of a transfer pursuant to this Article 124.4) may, prior to the issue of Post-Scheme Shares to them, give not less than two business days’ written notice to the Company in such manner as the directors of the Company shall prescribe of their intention to transfer some or all of such Post-Scheme Shares to their respective spouse or civil partner and may, if such notice has been validly given, on such Post-Scheme Shares being issued to them, immediately transfer to their respective spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares will then be immediately transferred by that spouse or civil partner (as applicable) to Bidco or its nominee(s) pursuant to Article 124.3 above. If notice has been validly given pursuant to this Article 124.4 but the New Member does not immediately transfer to their spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares will be transferred to Bidco or its nominee(s) pursuant to Article 124.3 above.

124.5
On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) carried out after the Effective Time, the value of the consideration per Post-Scheme Share to be paid under Article 124.3 shall be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to such shares shall, following such adjustment, be construed accordingly.

124.6
To give effect to any transfer of Post‑Scheme Shares required by this Article, the Company may appoint any person as attorney and/or agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer (including by way of deed) on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of Bidco or its nominee(s) and do all such other things and execute and deliver all such documents or deeds as may in the opinion of the agent be necessary or desirable to vest the Post‑Scheme Shares in Bidco or its nominee(s) and pending such vesting to exercise all such rights attaching to the Post‑Scheme Shares as Bidco may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post‑Scheme Shares unless so agreed in writing by Bidco, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

124.7
The Company may give good receipt for the Per Share Consideration for the Post‑Scheme Shares and may register Bidco or its nominee(s) as holder of the Post‑Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post‑Scheme Shares.

124.8	Bidco shall settle (or procure the settlement) of the Per Share Consideration within fourteen days of the transfer of the Post‑Scheme Shares by the New Member to Bidco or its nominee(s).

124.9
Notwithstanding any other provision of these Articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to Bidco or its nominee(s) pursuant to the Scheme of Arrangement).

124.10	If the Scheme of Arrangement has not become effective by the End Date, this Article 124 shall be of no effect.”